AIR PRODUCTS


AIR
DUCTS

2012 ANNUAL REPORT

Financial highlights



4%
38%
25%
33%

Consolidated sales by business segment

- Merchant Gases
- Tonnage Gases
- Electronics and Performance Materials
- Equipment and Energy



5%
40%
27%
28%

Consolidated sales by destination

- U.S./Canada
- Europe
- Asia
- Latin America

Millions of dollars, except per share	2012	2011	Change
FOR THE YEAR			
Sales	$9,612	$9,674	(1%)
Operating income [(A)]	1,534	1,557	(1%)
Net income from continuing operations attributable to Air Products [(A)]	1,159	1,166	(1%)
Capital expenditures [(A)]	2,778	1,539	80%
Return on capital employed [(A)]	11.5%	12.5%	
Return on average Air Products shareholders' equity [(A)(B)]	18.7%	20.0%	
Operating margin [(A)]	16.0%	16.1%	
PER SHARE DOLLARS			
Diluted earnings [(A)]	5.40	5.36	1%
Dividends	2.50	2.23	12%
Book value	30.48	27.57	11%
AT YEAR END			
Air Products shareholders' equity	$6,477	$5,796	
Shares outstanding (in millions)	212	210	
Shareholders	7,500	7,900	
Employees [(C)]	21,300	18,900	

(A) Amounts are non-GAAP measures. See pages V and VI for reconciliation to GAAP results.
(B) Calculated using income from continuing operations attributable to Air Products and five-quarter average Air Products shareholders' equity.
(C) Includes full- and part-time employees from continuing and discontinued operations.

On the cover



AIR
DUCTS

Employee Marcio Feistel places the Air Products logo on the Guaiba, Brazil plant.

Photograph by Elio Abe, account executive, Brazil Liquid Bulk.

This photo was the winner of Air Products' companywide employee photograph contest.

Return on Air Products shareholders' equity [(A)]

Percentage using income from continuing operations and Air Products shareholders' equity



19.4
20.0
18.7
2010
2011
2012

Sales

Billions of dollars



8.6
9.7
9.6
2010
2011
2012

Earnings per share [(A)]

Dollars—diluted basis using income from continuing operations



4.62
5.36
5.40
2010
2011
2012

Our businesses

Merchant Gases

Merchant Gases are widely used throughout industry as well as in the environmental, healthcare, food and hospitality sectors. We serve over half a million customers worldwide. Our portfolio includes oxygen, nitrogen, argon, carbon dioxide, helium, and hydrogen, as well as a wide range of gas mixtures. These gases are supplied compressed in cylinders, as cryogenic liquids, or through gas generators. We combine our gas supply capability with unique technical expertise to deliver a gas supply solution well suited to each customer's particular requirement.

2012 consolidated sales: $3.7 billion

Major end markets: glassmaking, steel, nonferrous, oil field services, pulp and paper, water systems, metal manufacturing, chemical processing, rubber and plastics, packaging, food and beverage, healthcare, research and analytical, aerospace, and electronics



This past year, Air Products purchased a majority stake in Indura, then the largest independent industrial gas company in South America.

Tonnage Gases, Equipment and Energy

Through our Tonnage Gases segment, we supply hydrogen, carbon monoxide, synthesis gas, nitrogen and oxygen via large on-site facilities or pipeline systems to meet the needs of large-volume, or tonnage, industrial gas users. We either construct a gas plant adjacent to or near the customer's facility or deliver product through a pipeline from a nearby location. In our Equipment and Energy segment, we design and manufacture cryogenic and gas processing equipment for air separation, hydrocarbon recovery and purification, and natural gas liquefaction (LNG), and equipment for helium distribution. We are pioneering technologies to serve the changing needs of future industrial and energy markets.

2012 consolidated sales: $3.6 billion

Major end markets: petroleum refining, chemical and petrochemical manufacturing, oil and gas recovery and processing, coal gasification, steel, and primary metals processing



Air Products completed the world's largest hydrogen pipeline on the U.S. Gulf Coast in 2012. The new 180-mile segment unites the Company's Louisiana and Texas pipeline systems to provide unprecedented product supply and reliability to customers.

Electronics and Performance Materials

In our Electronics business, we offer a reliable and sustainable source of high-purity electronics gases and materials together with services and related equipment to enable silicon and compound semiconductors and LCDs to power our digital world. In our performance materials end markets, our expertise in surface chemistry is being put to work to develop better-performing products and eco-friendly formulations.

2012 consolidated sales: $2.3 billion

Major end markets: silicon and compound semiconductors (ICs), thin-film transistor liquid crystal displays (TFT-LCDs), LEDs, coatings, inks, adhesives, civil engineering, personal care, institutional and industrial cleaning, mining, oil field, and polyurethane production



Air Products' gases, materials, and equipment are used by Electronics customers around the world to build and power digital devices such as tablets, smartphones, and computers.

Dear Shareholder,

Last year, I outlined what I called our winning strategy. I commented that a winning strategy takes time, thought, and much consideration. We defined our strategy as: **winning** in the energy, environmental and emerging markets; **executing** on innovation, integration and improvement; **delivering** on revenue, margin and return goals.

The last year was one of strategic investment and portfolio actions for Air Products, with a focus on future growth. While I am very satisfied with the portfolio actions we took, I am also very disappointed with our overall performance in 2012. We did not meet your expectations, and I know that we need to deliver better results for our shareholders in 2013.

I remain convinced that our strategy is the right one and is robust enough to cope with the changing winds of the world economy. What we are doing now is increasing our focus on execution as we work through these difficult economic headwinds.

A Strategy for Success

Winning in energy, environmental and emerging **Markets**

↓

Executing on innovation, integration and improvement **Actions**

↓

Delivering on revenue, margin and return **Goals**

↓

Generating Shareholder Value

Fiscal 2012 results

Global manufacturing growth continued to slow in 2012, which impacted our results. Sales of $9.6 billion decreased one percent. Underlying sales grew one percent from higher Tonnage volumes, which were partially offset by weakness across our Merchant segment, particularly in Europe.

Operating income of $1.5 billion* decreased one percent. Adjusted earnings per share increased one percent to $5.40.* Margin for the year was 16 percent.*

After tax return on capital employed (ROCE) decreased by 100 basis points to 11.5 percent,* primarily due to acquisitions, weak asset loading and increased capital spending. This is still well above our cost of capital of eight percent. Our operating cash flow was once again strong this year, with a three percent increase over FY2011.

Capital expenditure was $2.8 billion,* which includes our investment in INDURA. Excluding INDURA, capital spending increased 36 percent versus last year.

We are very proud that this is our thirtieth year of increased dividend for shareholders.



Chairman and CEO John McGlade.

Winning more in energy, environmental and emerging markets

The challenges of the global economy did not stop us winning profitable new business in the energy, environmental and emerging markets.

We are winning in China, with four further contracts for large-scale oxygen for coal gasification. Currently, we are executing six projects in this exciting growth market totaling over 28,000 tons per day of oxygen.

We are winning in hydrogen, including our investment in the world's largest hydrogen pipeline network in the U.S. Gulf Coast, which we completed in 2012. This strengthens our position as the world's leading supplier of hydrogen. In Texas and Louisiana, we now have more than 20 plants connected via this system, creating unrivaled supply for our customers and prospects while enabling us to optimize the energy cost and volumes from the system. Our most recent new deal with Motiva, announced in May, was in part due to this investment.

We are winning in Electronics with our on-site model. This year, we announced new business with Samsung for their large new complex in Xian, China and UMC to support their growth in Tainan, Taiwan.

We are winning in LNG, securing new orders in Malaysia and Australia.

And we are set to win from our exciting new waste-to-energy project in the U.K., which draws on our vast on-site business and operating experience.

Taking the right portfolio actions

We took actions to rebalance our portfolio, exiting businesses that no longer fit our strategy and adding ones that do, particularly in emerging markets.

We sold our European homecare business due to the trends toward concentrator and non-oxygen therapies and expect to exit the remaining business in the U.K. and Ireland by early 2013. We also announced that we are exiting the polyurethane intermediates business and are restructuring our photovoltaic business to reflect changing market conditions.

I am excited to have secured our investment in INDURA, which was the largest independent industrial gases business in South America, giving us a superb position to combine our respective strengths in the region.

In the Middle East, we are now a 25 percent partner with Saudi Arabia's largest industrial gas company, Abdullah Hashim Group. We also entered a new joint venture with The Arabian Company for Power and Water Development to target large-scale industrial gas projects, also in Saudi Arabia. Finally, we secured the remaining 50 percent of our DA NanoMaterials joint venture, boosting our Electronics division, and purchased a small but strategically important position for our Performance Materials Division.

*Certain amounts and comparisons to the prior year in this letter are considered non-GAAP measures. Please see pages V and VI for the comparable GAAP amounts and reconciliations.

Taking challenging actions to improve results

The economy did not grow as we expected in our fiscal year 2012. This clearly impacted our performance. As I look to 2013, we continue to predict modest manufacturing growth, and distinct concerns remain in Asia, Europe and North America.

In response, we are taking challenging actions to prepare for what could be an extended slowdown and to improve our performance in critical areas.

I have asked the Air Products team to concentrate on these five immediate priorities, with the intention that we get our margin and return improvement goals back on track.

1. **Merchant**: increase volume loading on our existing assets to boost earnings, margins and returns.
2. **Tonnage**: execute our new projects on time and on budget, and improve our plant efficiencies for better returns.
3. **Electronics and Performance Materials**: focus on major customers and introduce new offerings that improve both margins and returns.
4. **Pricing**: use the tools we have invested in to take effective pricing actions in our Merchant, Electronics, and Performance Materials businesses.
5. **Productivity and cost reduction**: we have seen the benefit of our efforts in these areas in 2012. Going forward, we need to increase our efforts and deliver greater benefits in the future.

The right goals

When we outlined our financial goals last year, we knew they were challenging but attainable. Since then, the global economy has only delivered about half of the approximately five percent manufacturing growth that formed the basis for our ability to reach those targets in 2015.

Given that reality, we have had to accept that we will be unlikely to meet those goals by 2015. While we are not in a position to commit to a specific time frame to achieve these goals, I want to be clear that we are not dismissing them. As part of our response, we are rebalancing what we focus on in the near term, with margin and ROCE improvements our highest priority.

To be clear, I continue to firmly believe that these are the right goals for Air Products.

We are not taking our eye off of future growth either; our recent portfolio actions, a healthy project backlog, and our commitment to CAPEX in fiscal year 2013 comparable to fiscal year 2012 (excluding INDURA) are testimony to that. We will continue to be disciplined about the projects we select.

There are many great things about Air Products, most importantly our employees. One of our proven traits is responding with a sense of urgency when there is a need to act. With over 21,000 employees taking actions to address our margin and return goals and meet our shareholders' expectations, there will be no stopping us.

Very truly yours,

John E. McGlade
Chairman, President and Chief Executive Officer

Non-GAAP measures

(Millions of dollars, except per share)

The Financial Highlights and Letter to Shareholders contain non-GAAP measures. These measures adjust results to exclude the effect of several items that are detailed in the Notes to the consolidated financial statements. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures which our management uses internally to evaluate our baseline performance on a comparable basis. Presented below are reconciliations of the reported GAAP results to non-GAAP measures.

Consolidated results

	Continuing Operations			
	Operating Income	Operating Margin	Income	Diluted EPS
2012 GAAP	**$1,282.4**	**13.3%**	**$ 999.2**	**$4.66**
2011 GAAP	1,508.1	15.6%	1,134.3	5.22
Change GAAP	(15)%	(230 bp)	(12)%	(11)%
2012 GAAP	**$1,282.4**	**13.3%**	**$ 999.2**	**$4.66**
PV market actions	186.0	2.0%	127.0	.59
Cost reduction plan	86.8	.9%	60.6	.28
PUI business actions	54.6	.6%	34.8	.16
Customer bankruptcy	9.8	.1%	6.1	.03
Gain on previously held equity interest	(85.9)	(.9)%	(54.6)	(.25)
Q1 Spanish tax settlement	—	—	43.8	.20
Q2 Spanish tax settlement	—	—	(58.3)	(.27)
2012 Non-GAAP Measure	**$1,533.7**	**16.0%**	**$1,158.6**	**$5.40**
2011 GAAP	$1,508.1	15.6%	$ 1,134.3	$ 5.22
Net loss on Airgas transaction	48.5	.5%	31.6	.14
2011 Non-GAAP measure	$1,556.6	16.1%	$ 1,165.9	$ 5.36
Change Non-GAAP Measure	(1)%	(10 bp)	(1)%	1%

Return on Air Products shareholders' equity

Return on Air Products shareholders' equity is calculated as net income divided by five-quarter average Air Products shareholders' equity. On a non-GAAP basis, net income has been adjusted for the impact of the disclosed items detailed below.

	2012	2011	2010
Five-quarter average Air Products shareholders' equity	**$ 6,191.7**	$5,842.0	$5,173.9
Income from continuing operations – GAAP	**999.2**	1,134.3	941.6
PV market actions	**127.0**		
Cost reduction plan	**60.6**		
PUI business actions	**34.8**		
Customer bankruptcy	**6.1**		
Gain on previously held equity interest	**(54.6)**		
Q1 Spanish tax settlement	**43.8**		
Q2 Spanish tax ruling	**(58.3)**		
Net loss on Airgas transaction		31.6	60.1
Income from Continuing Operations – Non-GAAP	**$ 1,158.6**	$1,165.9	$1,001.7
Return on Air Products Shareholders' Equity – GAAP	**16.1%**	19.4%	18.2%
Return on Air Products Shareholders' Equity – Non-GAAP	**18.7%**	20.0%	19.4%

Return on capital employed (ROCE)

ROCE is calculated as earnings after-tax divided by five-quarter average total capital. Earnings after-tax is defined as operating income and equity affiliates' income, after tax, at our quarterly effective tax rate. On a non-GAAP basis, operating income and taxes have been adjusted for the impact of the disclosed items detailed below. Total capital consists of total debt and total equity.

	2012	2011
Earnings before-tax GAAP	**$ 1,436.2**	$ 1,662.4
PV market actions	**186.0**	
Cost reduction plan	**86.8**	
PUI business actions	**54.6**	
Customer bankruptcy	**9.8**	
Gain on previously held equity interest	**(85.9)**	
Net loss on Airgas transaction		48.5
Earnings Before-Tax Non-GAAP	**$ 1,687.5**	$1,710.9

	2012	2011	Basis Point Change
Earnings after-tax GAAP	**$ 1,126.7**	$ 1,259.1	
Five-quarter average total capital	**11,096.0**	10,316.1	
ROCE GAAP	**10.2%**	12.2%	(200)

	2012	2011	Basis Point Change
Earnings after-tax non-GAAP	**$ 1,278.6**	$1,290.3	
Five-quarter average total capital	**11,096.0**	$10,316.1	
ROCE Non-GAAP	**11.5%**	12.5%	(100)

Capital expenditures

We utilize a non-GAAP measure in the computation of capital expenditures and include spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests. Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases, and such spending is reflected as a use of cash within cash provided by operating activities. Additionally, the purchase of noncontrolling interests in a subsidiary is accounted for as an equity transaction and will be reflected as a financing activity in the consolidated statement of cash flows.

	2012	2011	Change
Capital expenditures – GAAP measure	**$2,559.8**	$1,365.9	87%
Capital lease expenditures	**212.2**	173.5	
Noncurrent liability related to purchase of shares from noncontrolling interests	**6.3**	—	
Capital Expenditures – Non-GAAP Measure	**$2,778.3**	$1,539.4	80%
Capital expenditures for a controlling interest in INDURA	**689.6**	—	
Capital Expenditures – Non-GAAP Measure Excluding INDURA	**$2,088.7**	$1,539.4	36%

	2013 Forecast
Capital expenditures – GAAP measure	$1,750–$1,850
Capital lease expenditures	250–350
Capital Expenditures – non-GAAP basis	$2,000–$2,200
Change GAAP	(32)%–(28)%
Change non-GAAP	(28)%–(21)%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended 30 September 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number **1-4534**

AIR PRODUCTS AND CHEMICALS, INC.

7201 Hamilton Boulevard
Allentown, Pennsylvania, 18195-1501
Tel. (610) 481-4911

State of incorporation: Delaware
I.R.S. identification number: 23-1274455

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Registered on:
Common Stock, par value $1.00 per share	**New York**
Preferred Stock Purchase Rights	**New York**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on 31 March 2012 was approximately $19.4 billion. For purposes of the foregoing calculations all directors and/or executive officers have been deemed to be affiliates, but the registrant disclaims that any such director and/or executive officer is an affiliate.

The number of shares of common stock outstanding as of 31 October 2012 was 212,850,078.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013 are incorporated by reference into Part III.

AIR PRODUCTS AND CHEMICALS, INC.

ANNUAL REPORT ON FORM 10-K
For the fiscal year ended 30 September 2012

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General Description of Business and Fiscal Year 2012 Developments

Air Products and Chemicals, Inc. ("we," "our," "us," the "Company," "Air Products," or "registrant"), a Delaware corporation originally founded in 1940, serves energy, electronics, chemicals, steel, and manufacturing customers globally with a unique portfolio of products, services, and solutions that include atmospheric gases, process and specialty gases, performance materials, equipment, and services. The Company is the world's largest supplier of hydrogen and helium and has built leading positions in growth markets such as semiconductor materials, refinery hydrogen, natural gas liquefaction, and advanced coatings and adhesives. As used in this report, unless the context indicates otherwise, the terms "we," "our," "us," the "Company," or "registrant" include controlled subsidiaries and predecessors of Air Products and its subsidiaries.

During 2012 the Company took several important steps to improve our global portfolio of businesses. In January 2012, the Board of Directors authorized management to sell the Company's Homecare business. In April 2012, the Company completed the sale of the Homecare business in Belgium, Germany, France, Portugal, and Spain. The Company is actively marketing the remainder of this business, which is primarily in the United Kingdom. In July of 2012, the Company acquired a 64.8% controlling interest in the outstanding shares of Indura S.A. Prior to the acquisition, Indura S.A. was the largest independent industrial gas company in South America. Indura S.A.'s integrated gas and retail business produces packaged and liquid bulk gases and sells related hardgoods. We also invested in a 25% position in Abdullah Hashim Industrial Gases & Equipment Co. Ltd., the largest industrial gas company in Saudi Arabia. Finally, in our Electronics division, we purchased the remaining 50% share of our DA NanoMaterials joint venture, which manufactures chemical mechanical planarization (CMP) slurries for the semiconductor and wafer polishing industries.

Financial Information about Segments

The Company manages its operations, assesses performance, and reports earnings under four business segments: Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy. The Homecare business was previously reported as part of the Merchant Gases operating segment. Beginning in the second quarter of the fiscal year, the Homecare business was accounted for as a discontinued operation. Indura S.A. is accounted for as part of the Merchant Gases operating segment. Financial information concerning the Company's four business segments appears in Note 24, Business Segment and Geographic Information, to the consolidated financial statements, included under Item 8 herein.

Narrative Description of Business by Segments

Merchant Gases

Merchant Gases sells atmospheric gases, such as oxygen, nitrogen, and argon (primarily recovered by the cryogenic distillation of air); process gases such as hydrogen and helium (purchased or refined from crude helium); specialty gases; and certain services and equipment, throughout the world to customers in many industries, including those in metals, glass, chemical processing, food processing, healthcare, steel, general manufacturing, and petroleum and natural gas industries.

Merchant Gases includes the following types of products:

Liquid bulk—Product is delivered in bulk (in liquid or gaseous form) by tanker or tube trailer and stored, usually in its liquid state, in equipment designed and installed by the Company at the customer's site for vaporizing into a gaseous state as needed. Liquid bulk sales are typically governed by three- to five-year contracts.

Packaged gases—Small quantities of product are delivered in either cylinders or dewars. The Company operates packaged gas businesses in Europe, Asia, and Latin America. In the United States, the Company's packaged gas business sells products only for the electronics and magnetic resonance imaging (principally helium) industries.

Small on-site plants—Customers receive product through small on-sites (cryogenic or noncryogenic generators), either by a sale of gas contract or the sale of the equipment to the customer.

Electric power is the largest cost component in the production of atmospheric gases—oxygen, nitrogen, and argon. Natural gas is also an energy source at a number of the Company's Merchant Gases facilities. The Company mitigates energy and natural gas price increases through pricing formulas and surcharges. Helium is produced as a by-product of natural gas production. We purchase crude helium for purification and resale. During fiscal year 2012, we experienced shortages in helium supply due to industrywide sourcing shortfalls. No other significant difficulties were encountered in obtaining adequate supplies of energy or raw materials during the year.

Merchant Gases competes worldwide against three global industrial gas companies: L'Air Liquide S.A.; Linde AG; and Praxair, Inc.; and several regional sellers (including Airgas, Inc., primarily with respect to liquid bulk sales). Competition in industrial gases is based primarily on price, reliability of supply, and the development of industrial gas applications.

Merchant Gases sales constituted 38% of the Company's consolidated sales in fiscal year 2012, 38% in fiscal year 2011, and 38% in fiscal year 2010. Sales of atmospheric gases (oxygen, nitrogen, and argon) constituted approximately 21% of the Company's consolidated sales in fiscal year 2012, 21% in fiscal year 2011, and 21% in fiscal year 2010.

The Merchant Gases segment also includes the Company's share of the results of several joint ventures accounted for by the equity method. The largest of these joint ventures operate in Mexico, Italy, South Africa, Saudi Arabia, India, and Thailand.

Tonnage Gases

Tonnage Gases provides hydrogen, carbon monoxide, nitrogen, oxygen, and synthesis gas (a hydrogen-carbon monoxide mixture) principally to the energy production and refining, chemical, and metallurgical industries worldwide. Gases are produced at large facilities located adjacent to customers' facilities or by pipeline systems from centrally located production facilities and are generally governed by contracts with 15- to 20-year terms. The Company is the world's largest provider of hydrogen, which is used by oil refiners to facilitate the conversion of heavy crude feedstock and lower the sulfur content of gasoline and diesel fuels to reduce smog and ozone depletion. The energy production industry uses nitrogen injection for enhanced recovery of oil and natural gas and oxygen for gasification. The metallurgical industry uses nitrogen for inerting and oxygen for the manufacture of steel and certain nonferrous metals. The chemical industry uses hydrogen, oxygen, nitrogen, carbon monoxide, and synthesis gas as feedstocks in the production of many basic chemicals. The Company delivers product through pipelines from centrally located facilities in or near the Texas Gulf Coast; Louisiana; Los Angeles, California; Alberta, Canada; Rotterdam, the Netherlands; United Kingdom; Western Belgium; Ulsan, Korea; Nanjing, China; Tangshan, China; Kuan Yin, Taiwan; Singapore; and Camaçari, Brazil. The Company also owns less than controlling interests in pipelines located in Thailand and South Africa.

Tonnage Gases also includes a Polyurethane Intermediates (PUI) business which sells toluenediamine (TDA). In 2012, we sold certain PUI assets and the rights to a supply contract. A supply arrangement with terms at fair market value was established with the buyer to serve the retained product supply contracts so that our PUI production facility in Pasadena, TX could permanently close.

Natural gas is the principal raw material for hydrogen, carbon monoxide, and synthesis gas production. Electric power is the largest cost component in the production of atmospheric gases. The Company mitigates energy and natural gas price increases through long-term cost pass-through contracts. Prior to entering into the TDA buy/resale agreement, toluene, ammonia, and hydrogen were the principal raw materials for the PUI business and were purchased from various suppliers under multiyear contracts. During fiscal year 2012, no significant difficulties were encountered in obtaining adequate supplies of energy or raw materials.

Tonnage Gases competes against three global industrial gas companies: L'Air Liquide S.A.; Linde AG; Praxair, Inc.; and several regional competitors. Competition is based primarily on price, reliability of supply, the development of applications that use industrial gases, and, in some cases, provision of other services or products such as power and steam generation. We also have a competitive advantage in regions where we have pipeline networks, which enable us to provide a reliable and economic supply of products to customers.

Tonnage Gases sales constituted approximately 33% of the Company's consolidated sales in fiscal year 2012, 34% in fiscal year 2011, and 34% in fiscal year 2010. Tonnage Gases hydrogen sales constituted approximately 14% of the consolidated sales in fiscal year 2012, 16% in fiscal year 2011, and 15% in fiscal year 2010.

Electronics and Performance Materials

Electronics and Performance Materials employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. This segment provides the electronics industry with specialty gases (such as nitrogen trifluoride, silane, arsine, phosphine, white ammonia, silicon tetrafluoride, carbon tetrafluoride, hexafluoromethane, critical etch gases, and tungsten hexafluoride) as well as tonnage gases (primarily nitrogen), CMP slurries, specialty chemicals, services, and equipment for the manufacture of silicon and compound semiconductors, thin film transistor liquid crystal displays, light-emitting diodes and photovoltaic devices. These products are delivered through various supply chain methods, including bulk delivery systems or distribution by pipelines such as those located in California's Silicon Valley; Phoenix, Arizona; Tainan, Taiwan; Gumi and Giheung, Korea; and Tianjin China.

Electronics and Performance Materials also provides performance materials for a wide range of products, including coatings, inks, adhesives, civil engineering, personal care, institutional and industrial cleaning, mining, oil refining, and polyurethanes, and focuses on the development of new materials aimed at providing unique functionality to emerging markets. Principal performance materials include polyurethane catalysts and other additives for polyurethane foam, epoxy amine curing agents and auxiliary products for epoxy systems, specialty surfactants for formulated systems, and functional additives for industrial cleaning and mining industries.

The Electronics and Performance Materials segment uses a wide variety of raw materials, including ammonia, tungsten powder, hydrogen fluoride, amines, alcohols, epoxides, organic acids, and ketones. During fiscal year 2012, no significant difficulties were encountered in obtaining adequate supplies of energy or raw materials.

The Electronics and Performance Materials segment faces competition on a product-by-product basis against competitors ranging from niche suppliers with a single product to larger and more vertically integrated companies. Competition is principally conducted on the basis of price, quality, product performance, reliability of product supply, technical innovation, service, and global infrastructure.

Total sales from Electronics and Performance Materials constituted approximately 24% of the Company's consolidated sales in fiscal year 2012, 24% in fiscal year 2011, and 22% in fiscal year 2010.

Equipment and Energy

Equipment and Energy designs and manufactures cryogenic equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction (LNG), and helium distribution (cryogenic transportation containers), and serves energy markets in a variety of ways.

Equipment is sold globally to customers in the chemical and petrochemical manufacturing, oil and gas recovery and processing, and steel and primary metals processing industries. The segment also provides a broad range of plant design, engineering, procurement, and construction management services to its customers.

Energy markets are served through the Company's operation and partial ownership of cogeneration and flue gas desulfurization facilities. In addition, we are developing hydrogen as an energy carrier, waste-to-energy facilities to produce electricity, carbon capture technologies for a variety of industrial and power applications, and oxygen-based technologies to serve energy markets in the future. The Company operates and owns a 47.9% interest in a 112-megawatt gas-fueled power generation facility in Thailand. The Company also operates and owns a 50% interest in a flue gas desulfurization facility in Indiana.

Steel, aluminum, and capital equipment subcomponents (compressors, etc.) are the principal raw materials in the equipment portion of this segment. Adequate raw materials for individual projects are acquired under firm purchase agreements. Coal and natural gas are the largest cost components in the production of energy. The Company mitigates these cost components, in part, through long-term cost pass-through contracts. During fiscal year 2012, no significant difficulties were encountered in obtaining adequate supplies of raw materials.

Equipment and Energy competes with a great number of firms for all of its offerings except LNG heat exchangers, for which there are fewer competitors due to the limited market size and proprietary technologies. Competition is based primarily on technological performance, service, technical know-how, price, and performance guarantees.

The backlog of equipment orders (including letters of intent believed to be firm) from third-party customers was approximately $450 million on 30 September 2012, approximately 22% of which is for cryogenic equipment and 47% of which is for LNG heat exchangers, as compared with a total backlog of approximately $334 million on 30 September 2011. The Company expects that approximately $325 million of the backlog on 30 September 2012 will be completed during fiscal year 2013.

Narrative Description of the Company's Business Generally

The Company, through subsidiaries, affiliates, and less-than-controlling interests, conducts business in over 50 countries outside the United States. Its international businesses are subject to risks customarily encountered in foreign operations, including fluctuations in foreign currency exchange rates and controls; import and export controls; and other economic, political, and regulatory policies of local governments.

The Company has majority or wholly owned foreign subsidiaries that operate in Canada, 18 European countries (including the United Kingdom and Spain), 11 Asian countries (including China, Korea, and Taiwan), and 7 Latin American countries (including Chile, Mexico and Brazil). The Company also owns less-than-controlling interests in entities operating in Europe, Asia, Africa, the Middle East, and Latin America (including Italy, Germany, China, India, Saudi Arabia, Singapore, Thailand, United Arab Emirates, South Africa, and Mexico).

Financial information about the Company's foreign operations and investments is included in Note 8, Summarized Financial Information of Equity Affiliates; Note 21, Income Taxes; and Note 24, Business Segment and Geographic Information, to the consolidated financial statements included under Item 8 herein. Information about foreign currency translation is included under "Foreign Currency" in Note 1, Major Accounting Policies, and information on the Company's exposure to currency fluctuations is included in Note 12, Financial Instruments, to the consolidated financial statements, included under Item 8 below, and in "Foreign Currency Exchange Rate Risk," included under Item 7A below. Export sales from operations in the United States to third party customers amounted to $521.1 million, $537.3 million, and $470.2 million in fiscal years 2012, 2011, and 2010, respectively.

Technology Development

The Company pursues a market-oriented approach to technology development through research and development, engineering, and commercial development processes. It conducts research and development principally in its laboratories located in the United States (Trexlertown, Pennsylvania; Carlsbad, California; Milton, Wisconsin; and Phoenix, Arizona), Canada (Vancouver), the United Kingdom (Basingstoke and Carrington), Germany (Hamburg), the Netherlands (Utrecht), Spain (Barcelona), and Asia (Tokyo, Japan; Shanghai, China; Giheung, Korea; and Chupei and Hsinchu City, Taiwan). The Company also funds and cooperates in research and development programs conducted by a number of major universities and undertakes research work funded by others—principally the United States government.

The Company's corporate research groups, which include science and process technology centers, support the research efforts of various businesses throughout the Company. Development of technology for use within Merchant Gases, Tonnage Gases, and Equipment and Energy focuses primarily on new and improved processes and equipment for the production and delivery of industrial gases and new or improved applications for all such products. Research and technology development for Electronics and Performance Materials supports development of new products and applications to strengthen and extend the Company's present positions. Work is also performed in Electronics and Performance Materials to lower processing costs and develop new processes for the new products.

Research and development expenditures were $126.4 million during fiscal year 2012, $118.8 million in fiscal year 2011, and $114.7 million in fiscal year 2010. In addition, the Company expended $45.4 million on customer-sponsored research activities during fiscal year 2012, $29.1 million in fiscal year 2011, and $23.9 million in fiscal year 2010.

As of 1 November 2012, the Company owns 950 United States patents, 3,157 foreign patents, and is a licensee under certain patents owned by others. While the patents and licenses are considered important, the Company does not consider its business as a whole to be materially dependent upon any particular patent, patent license, or group of patents or licenses.

Environmental Controls

The Company is subject to various environmental laws and regulations in the countries in which it has operations. Compliance with these laws and regulations results in higher capital expenditures and costs. From time to time, the Company is involved in proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (the federal Superfund law), similar state laws, and the Resource Conservation and Recovery Act (RCRA) relating to the designation of certain sites for investigation and possible cleanup. Additional information with respect to these proceedings is included under Item 3, Legal Proceedings, below. The Company's accounting policy for environmental expenditures is discussed in Note 1, Major Accounting Policies, and environmental loss contingencies are discussed in Note 16, Commitments and Contingencies, to the consolidated financial statements, included under Item 8, below.

The amounts charged to income from continuing operations related to environmental matters totaled $44.7 million in fiscal 2012, $34.0 million in 2011, and $31.6 million in 2010. These amounts represent an estimate of expenses for compliance with environmental laws, remedial activities, and activities undertaken to meet internal Company standards. Refer to Note 16, Commitments and Contingencies, to the consolidated financial statements for additional information.

Although precise amounts are difficult to determine, the Company estimates that in fiscal years 2012 and 2011, it spent approximately $4 million and $6 million, respectively, on capital projects to control pollution. Capital expenditures to control pollution in future years are estimated at approximately $4 million and $5 million in fiscal years 2013 and 2014, respectively. The cost of any environmental compliance generally is contractually passed through to the customer.

The Company accrues environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The potential exposure for such costs is estimated to range from $87 million to a reasonably possible upper exposure of $101 million. The accrual on the consolidated balance sheet for 30 September 2012 was $87.5 million and for 30 September 2011 was $82.3 million. Actual costs to be incurred in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial condition or results of operations in any one year.

Employees

On 30 September 2012, the Company (including majority-owned subsidiaries) had approximately 21,300 employees, of whom approximately 20,900 were full-time employees and of whom approximately 13,500 were located outside the United States. The Company has collective bargaining agreements with unions at various locations that expire on various dates over the next four years. The Company considers relations with its employees to be satisfactory and does not believe that the impact of any expiring or expired collective bargaining agreements will result in a material adverse impact on the Company.

Available Information

All periodic and current reports, registration statements, and other filings that the Company is required to file with the Securities and Exchange Commission (SEC), including the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the 1934 Act Reports), are available free of charge through the Company's Internet website at www.airproducts.com. Such documents are available as soon as reasonably practicable after electronic filing of the material with the SEC. All 1934 Act Reports filed during the period covered by this report were available on the Company's website on the same day as filing.

The public may also read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

Seasonality

Although none of the four business segments are subject to seasonal fluctuations to any material extent, the Electronics and Performance Materials segment is susceptible to the cyclical nature of the electronics industry and to seasonal fluctuations in underlying end-use performance materials markets.

Working Capital

The Company maintains inventory where required to facilitate the supply of products to customers on a reasonable delivery schedule. Merchant Gases inventory consists primarily of industrial, specialty gas, and crude helium inventories supplied to customers through liquid bulk and packaged gases supply modes. The Tonnage Gases inventory is primarily Polyurethane Intermediates finished goods; on-site plants and pipeline complexes have limited inventory. Electronics inventories consist primarily of bulk and packaged specialty gases and chemicals and also include inventories to support sales of equipment and services. Performance Materials inventories consist primarily of bulk and packaged performance chemical solutions. Equipment and Energy has limited inventory.

Customers

We do not have a homogeneous customer base or end market, and no single customer accounts for more than 10% of our consolidated revenues. The Tonnage Gases and Electronics and Performance Materials segments do have concentrations of customers in specific industries, primarily refining, chemicals, and electronics. Within each of these industries, the Company has several large-volume customers with long-term contracts. A negative trend affecting one of these industries, or the loss of one of these major customers, although not material to our consolidated revenues, could have an adverse impact on the affected segment.

Governmental Contracts

No segment's business is subject to a government entity's renegotiation of profits or termination of contracts that would be material to our business as a whole.

Executive Officers of the Company

The Company's executive officers and their respective positions and ages on 20 November 2012 follow. Information with respect to offices held is stated in fiscal years.

Name	Age	Office
M. Scott Crocco (1)	48	Vice President and Corporate Controller (became Vice President in 2008; and Corporate Controller in 2007).
Paul E. Huck (1) (A)	62	Senior Vice President and Chief Financial Officer (became Senior Vice President and Chief Financial Officer in 2008).
Stephen J. Jones (A)	51	Senior Vice President and General Manager, Tonnage Gases, Equipment and Energy and China President (became Senior Vice President and General Manager, Tonnage Gases, Equipment and Energy and China President in 2011; Senior Vice President and General Manager, Tonnage Gases, Equipment and Energy in 2009; Senior Vice President, General Counsel and Secretary in 2008).
John W. Marsland (A)	46	Senior Vice President and General Manager—Merchant Gases (became Senior Vice President and General Manager—Merchant Gases in 2012; Senior Vice President and General Manager, Electronics, Performance Materials, and Supply Chain in 2010; Vice President and General Manager—Global Liquid Bulk, Generated Gases and Helium in 2009; Vice President—Business Services in 2009; and Vice President and General Manager—Healthcare in 2007).
John E. McGlade (A)(B)(C)	58	Chairman, President, and Chief Executive Officer (became Chairman and Chief Executive Officer in 2008).
Guillermo Novo (A)	50	Senior Vice President and General Manager—Electronics, Performance Materials, Strategy and Technology (became Senior Vice President and General Manager—Electronics, Performance Materials, Strategy and Technology in 2012; Group Vice President, Dow Coating Materials at Dow Chemical Company in 2010; Vice President, Polyurethanes Business at Dow Chemical Company in 2009; and Vice President at Rohm and Haas in 2008).
Corning F. Painter (A)	50	Senior Vice President—Supply Chain (became Senior Vice President—Supply Chain in 2012; Senior Vice President—Corporate Strategy and Technology in 2011; and Vice President and General Manager, Global Electronics in 2007).
John D. Stanley (A)	54	Senior Vice President and General Counsel (became Senior Vice President and General Counsel in 2009; and Assistant General Counsel, Americas and Europe in 2007).

(A) Member, Corporate Executive Committee

(B) Member, Board of Directors

(C) Member, Executive Committee of the Board of Directors

(1) On October 19, 2012, the Company announced that Mr. Huck will retire on February 28, 2013. Mr. Crocco will succeed Mr. Huck as Chief Financial Officer and as a member of the Corporate Executive Committee.

ITEM 1A. RISK FACTORS

In conjunction with evaluating an investment in the Company and the forward-looking information contained in this Annual Report on Form 10-K or presented elsewhere by management from time to time, you should carefully read the following risk factors. Any of the following risks could have a material adverse effect on our business, operating results, financial condition, and the actual outcome of matters as to which forward-looking statements are made. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that adversely affect our business, performance, or financial condition in the future that are not presently known, are not currently believed to be significant, or are not identified below because they are common to all businesses.

Overall Economic Conditions—A return of recessionary economic conditions in certain markets in which the Company does business may decrease the demand for its goods and services and adversely impact its revenues, operating results, and cash flow.

Demand for the Company's products and services depends in part on the general economic conditions affecting the countries and industries in which the Company does business. Recently, uncertain economic conditions in certain geographies and industries served by the Company have impacted and may in the future impact demand for the Company's products and services, in turn negatively impacting the Company's revenues and earnings. Unfavorable conditions can depress sales in a given market, affect our margins, constrain our operating flexibility, or result in charges which are unusual or nonrecurring. Excess capacity in the Company's or its competitors' manufacturing facilities could decrease the Company's ability to maintain pricing and generate profits. Unanticipated contract terminations or project delays by current customers can also negatively impact financial results. Our operating results in one or more segments may also be affected by uncertain or deteriorating economic conditions particularly germane to that segment or to particular customer markets within that segment.

Asset Impairments—The Company may be required to record impairment on its long-lived assets.

Weak demand may cause underutilization of the Company's manufacturing capacity or elimination of product lines; contract terminations or customer shutdowns may force sale or abandonment of facilities and equipment; and contractual provisions may allow customer buyout of facilities or equipment. These or other events associated with weak economic conditions or specific end market, product, or customer events may require the Company to record an impairment on tangible assets, such as facilities and equipment, or intangible assets, such as intellectual property or goodwill, which would have a negative impact on its financial results.

Competition—Inability to compete effectively in a segment could adversely impact sales and financial performance.

The Company faces strong competition from several large global competitors and many smaller regional ones in all of its business segments. Introduction by competitors of new technologies, competing products, or additional capacity could weaken demand for or impact pricing of the Company's products, negatively impacting financial results. In addition, competitors' pricing policies could materially affect the Company's profitability or its market share.

Raw Material and Energy Cost and Availability—Interruption in ordinary sources of supply or an inability to recover increases in energy and raw material costs from customers could result in lost sales or reduced profitability.

A disruption in the supply of energy and raw materials, whether due to market conditions, legislative or regulatory actions, natural events, or other disruption, could prevent the Company from meeting its contractual commitments, harming its business and financial results. Energy, including electricity, natural gas, and diesel fuel for delivery trucks, is the largest cost component of the Company's business. Because the Company's industrial gas facilities use substantial amounts of electricity, energy price fluctuations could materially impact the Company's revenues and earnings. Hydrocarbons, including natural gas, are the primary feedstock for the production of hydrogen, carbon monoxide, and synthesis gas. Helium is a by-product of natural gas production. Lower natural gas production due to further deterioration in natural gas prices or other factors, such as supplier operating issues, could further reduce crude helium available for the Company to process for resale to its customers, reducing its sales. The Electronics and Performance Materials segment uses a wide variety of raw materials, including alcohols, ethyleneamines, cyclohexylamine, acrylonitriles, and glycols. Shortages or price escalation in these materials could negatively impact financial results.

The Company typically contracts to pass through cost increases in energy and raw materials to its customers, but cost variability can still have a negative impact on its results. The Company may not be able to raise prices as quickly as costs rise, or competitive pressures may prevent full recovery. Increases in energy or raw material costs that cannot be passed on to customers for competitive or other reasons would negatively impact the Company's revenues and earnings. Even where costs are passed through, price increases can cause lower sales volume.

Regulatory Compliance—The Company is subject to extensive government regulation in jurisdictions around the globe in which it does business. Changes in regulations addressing, among other things, environmental compliance, import/export restrictions, and taxes, can negatively impact the Company's operations and financial results.

The Company is subject to government regulation in the United States and foreign jurisdictions in which it conducts its business. The application of laws and regulations to the Company's business is sometimes unclear. Compliance with laws and regulations may involve significant costs or require changes in business practice that could result in reduced profitability. Determination of noncompliance can result in penalties or sanctions that could also impact financial results. Compliance with changes in laws or regulations can require additional capital expenditures or increase operating costs. Export controls or other regulatory restrictions could prevent the Company from shipping its products to and from some markets or increase the cost of doing so. This area continues to attract external focus by multiple customs and export enforcement authorities. Changes in tax laws and regulations and international tax treaties could affect the financial results of the Company's businesses.

Greenhouse Gases—Legislative and regulatory responses to global climate change create financial risk.

Some of the Company's operations are within jurisdictions that have or are developing regulatory regimes governing emissions of greenhouse gases (GHG). These include existing and expanding coverage under the European Union (EU) Emissions Trading Scheme (ETS); mandatory reporting and reductions at manufacturing facilities in Alberta, Canada; and mandatory reporting and anticipated constraints on GHG emissions in Ontario, Canada and South Korea. In addition, the U.S. Environmental Protection Agency is regulating GHG emissions for new construction and major modifications to existing facilities. As of 1 January 2013, The Company's hydrogen production facilities in California and the EU will begin their compliance obligation under California's AB32 cap and trade program and Phase 3 EU ETS, respectively; however, these facilities have contractual terms to enable cost recovery.

Increased public concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of GHG. Although uncertain, these developments could increase the Company's costs related to consumption of electric power, hydrogen production, and fluorinated gases production. The Company believes it will be able to mitigate some of the increased costs through its contractual terms, but the lack of definitive legislation or regulatory requirements prevents accurate estimate of the long-term impact on the Company. Any legislation that limits or taxes GHG emissions could impact the Company's growth, increase its operating costs, or reduce demand for certain of its products.

Environmental Compliance—Costs and expenses resulting from compliance with environmental regulations may negatively impact the Company's operations and financial results.

The Company is subject to extensive federal, state, local, and foreign environmental and safety laws and regulations concerning, among other things, emissions in the air, discharges to land and water, and the generation, handling, treatment, and disposal of hazardous waste and other materials. The Company takes its environmental responsibilities very seriously, but there is a risk of environmental impact inherent in its manufacturing operations and transportation of chemicals. Future developments and more stringent environmental regulations may require the Company to make additional unforeseen environmental expenditures. In addition, laws and regulations may require significant expenditures for environmental protection equipment, compliance, and remediation. These additional costs may adversely affect financial results. For a more detailed description of these matters, see "Narrative Description of the Company's Business Generally—Environmental Controls," above.

Foreign Operations, Political, and Legal Risks—The Company's foreign operations can be adversely impacted by nationalization or expropriation of property, undeveloped property rights and legal systems, or political instability. Developing market operations present special risks.

The Company's operations in certain foreign jurisdictions are subject to nationalization and expropriation risk, and some of its contractual relationships within these jurisdictions are subject to cancellation without full compensation for loss. Economic and political conditions within foreign jurisdictions, social unrest, or strained relations between countries can cause fluctuations in demand, price volatility, supply disruptions, or loss of property. The occurrence of any of these risks could have a material adverse impact on the Company's operations and financial results.

Our developing market operations may be subject to greater political, legal, and economic risks than those faced by our operations in mature economies. We expect to achieve our long-term financial goals, in part, by achieving disproportionate growth in developing regions. Should growth rates or our market share fall substantially below expected levels in these regions, our results could be negatively impacted. Our success will depend, in part, on our ability to manage the risks inherent in operating in a developing market, including unfamiliar regulatory environments, new relationships with local partners, and tailoring products for acceptance by local markets.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs.

Achieving our long-term profitability and return goals depends significantly on our efforts to control or reduce our operating costs. Because many of our costs are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. Such initiatives are important to our success. If we are not able to identify and complete initiatives designed to control or reduce costs and increase operating efficiency, or if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our financial results could be adversely impacted.

Currency Fluctuations—Changes in foreign currencies may adversely affect the Company's financial results.

A substantial amount of the Company's sales are derived from outside the United States and denominated in foreign currencies. The Company also has significant production facilities which are located outside of the United States. Financial results therefore will be affected by changes in foreign currency rates. The Company uses certain financial instruments to mitigate these effects, but it is not cost-effective to hedge foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on earnings, cash flows, and fair values of assets and liabilities. Accordingly, reported sales, net earnings, cash flows, and fair values have been and in the future will be affected by changes in foreign exchange rates. For a more detailed discussion of currency exposure, see Item 7A, below.

Interest Rate Increases—The Company's earnings, cash flow, and financial position can be impacted by interest rate increases.

At 30 September 2012, the Company had total consolidated debt of $5,291.9 million, of which $1,007.7 million will mature in the next twelve months. The Company expects to continue to incur indebtedness to fund new projects and replace maturing debt. Although the Company actively manages its interest rate risk through the use of derivatives and diversified debt obligations, not all borrowings at variable rates are hedged, and new debt will be priced at market rates. If interest rates increase, the Company's interest expense could increase significantly, affecting earnings and reducing cash flow available for working capital, capital expenditures, acquisitions, and other purposes. In addition, changes by any rating agency to the Company's outlook or credit ratings could increase the Company's cost of borrowing. For a more detailed discussion of interest rate risk, see Item 7A, below.

Pension Liabilities—The Company's results of operations and financial condition could be negatively impacted by its pension plans.

Adverse equity market conditions and volatility in the credit markets have had and may continue to have an unfavorable impact on the value of the Company's pension trust assets and its future estimated pension liabilities, significantly affecting the net periodic benefit costs of its pension plans and ongoing funding requirements for these plans. As a result, the Company's financial results and cash flow in any period could be negatively impacted. For information about potential impacts from pension funding and the use of certain assumptions regarding pension matters, see the discussion in Note 15, Retirement Benefits, to the consolidated financial statements, included in Item 8, below.

Catastrophic Events—Catastrophic events could disrupt the Company's operations or the operations of its suppliers or customers, having a negative impact on the Company's business, financial results, and cash flow.

The Company's operations could be impacted by catastrophic events outside the Company's control, including severe weather conditions such as hurricanes, floods, earthquakes, and storms, or acts of war and terrorism. Any such event could cause a serious business disruption that could affect the Company's ability to produce and distribute its products and possibly expose it to third-party liability claims. Additionally, such events could impact the Company's suppliers, in which event energy and raw materials may be unavailable to the Company, or its customers may be unable to purchase or accept the Company's products and services. Any such occurrence could have a negative impact on the Company's operations and financial results.

Operational Risks—Operational and execution risks may adversely affect the Company's operations or financial results.

The Company's operation of its facilities, pipelines, and delivery systems inherently entails hazards that require continuous oversight and control, such as pipeline leaks and ruptures, fire, explosions, toxic releases, mechanical failures, or vehicle accidents. If operational risks materialize, they could result in loss of life, damage to the environment, or loss of production, all of which could negatively impact the Company's ongoing operations, reputation, financial results, and cash flow. In addition, the Company's operating results are dependent on the continued operation of its production facilities and its ability to meet customer requirements. Operating results are also dependent on the Company's ability to complete new construction projects on time, on budget, and in accordance with performance requirements. Failure to do so may expose the Company to loss of revenue, potential litigation, and loss of business reputation.

Information Security—The security of the Company's Information Technology systems could be compromised, which could adversely affect its ability to operate.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as maintain financial accuracy and efficiency. Our information technology capabilities are delivered through a combination of internal and outsourced service providers. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to our intellectual property through security breach. As with all large systems, our information systems could be penetrated by outside parties intent on extracting information, corrupting information, or disrupting business processes. The Company's systems have in the past been and likely will in the future be subject to hacking attempts. To date, the Company is not aware of any impact on its operations or financial results from such attempts; however, unauthorized access could disrupt our business operations, result in the loss of assets and have a material adverse effect on our business, financial condition, or results of operations.

The Company's business involves the use, storage, and transmission of information about its employees, vendors, and customers. The protection of such information, as well as the Company's information, is critical to the Company. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. The Company has established policies and procedures to help protect the security and privacy of this information. The Company also, from time to time, exports sensitive customer data and technical information to recipients outside the U.S. Breaches of our security measures or the accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery, or other forms of deception, could expose us, our customers, or the individuals affected to a risk of loss or misuse of this information; could result in litigation and potential liability for us; could damage our reputation; or could otherwise harm our business.

Litigation and Regulatory Proceedings—The Company's financial results may be affected by various legal and regulatory proceedings, including those involving antitrust, tax, environmental, or other matters.

The Company is subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. The outcome of existing legal proceedings may differ from the Company's expectations because the outcomes of litigation, including regulatory matters, are often difficult to predict reliably. Various factors or developments can lead the Company to change current estimates of liabilities and related insurance receivables, where applicable, or make such estimates for matters previously not susceptible to reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments, or changes in applicable law. A future adverse ruling, settlement, or unfavorable development could result in charges that could have a material adverse effect on the Company's results of operations in any particular period. For a more detailed discussion of the legal proceedings involving the Company, see Item 3, below.

Recruiting and Retaining Employees—Inability to attract, retain, or develop skilled employees could adversely impact the Company's business.

Sustaining and growing the Company's business depends on the recruitment, development, and retention of qualified employees. Demographic trends, shortages in certain skills and changes in the geographic concentration of global businesses have created more competition for talent. The inability to attract, develop, or retain quality employees could negatively impact the Company's ability to take on new projects and sustain its operations, which might adversely affect the Company's operations or its ability to grow.

New Technologies—New technologies create performance risks that could impact our financial results or reputation.

A number of new technologies and new product offerings are being developed or implemented in commercial designs by the Company. Some of our existing technologies are being implemented in products and designs beyond our experience base. These technological expansions can create nontraditional performance risks to our operations. Failure of the technologies to work as predicted or unintended consequences of new designs or uses could lead to cost overruns, project delays, financial penalties, or damage to our reputation.

Acquisitions—The inability to effectively integrate acquisitions could adversely impact the Company's financial position and results of operation.

The Company has recently made and expects to continue to evaluate potential strategic acquisitions. Integrating an acquired company, business, or group of assets may create unforeseen operating difficulties and expenditures and may require significant financial and other resources. Risks include:

- The need to implement or remediate controls, procedures, and policies at acquired companies or operations;
- The need to integrate operations and accounting, management information, human resource, and other administrative systems;
- Failure to achieve targeted synergies;
- Failure of acquired businesses to grow as expected; and
- Inability to retain key employees and business relationships of acquired companies.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have not received any written comments from the Commission staff that remain unresolved.

ITEM 2. PROPERTIES

We own our principal administrative offices, which are located at our headquarters in Trexlertown, Pennsylvania. We also own administrative offices in Hersham, England; Santiago, Chile; and Giheung, Korea and lease administrative offices located in Ontario, Canada; Crewe, U.K.; Brussels, Belgium; Paris, France; Barcelona and Madrid, Spain; Rotterdam and Amsterdam, the Netherlands; Bochum, Germany; Moscow, Russia; Warsaw, Poland; São Paulo, Brazil; Shanghai, China; Taipei, Taiwan; Kuala Lumpur, Malaysia; Kawasaki, Japan; Seoul, Korea; and Singapore.

Following is a description of the properties used by our four business segments. We believe that, in general, our facilities are suitable and adequate for our current and anticipated future levels of operation and are adequately maintained.

Merchant Gases
Merchant Gases currently operates over 160 production and distribution facilities in North and South America (over 45 sites are owned and the remainder are leased); over 150 sites in Europe and Middle East (over 50 sites are owned and the remainder are leased); and 67 facilities within Asia (8 sites are owned). Helium is processed at sites in Kansas and Texas and then distributed to/from transfill sites in the U.S. Canada, Europe, and Asia. Sales support offices are located at our global office centers above, at additional leased properties in the U.S. and Canada, and at

regional production plant sites in Europe and Asia. Research and development (R&D) activities for this segment are conducted in Trexlertown, Pennsylvania; Basingstoke and Carrington in the UK; newly acquired sites in British Columbia, Canada; and a leased site in Shanghai, China.

Additionally, through our recently acquired controlling interest in Indura S.A., we operate at over 160 properties in the South American countries of Argentina, Chile, Colombia, Ecuador and Peru.

Tonnage Gases
Tonnage Gases operates over 65 plants (10 are owned) in North and South America that produce over 300 standard tons per day of product. Over 40 of these facilities produce or recover hydrogen. Many of the hydrogen facilities support the major pipeline systems located in Los Angeles, California; in Alberta, Canada; and along the Gulf Coast through the newly commissioned Gulf Coast Connection Pipeline, which interconnects the Texas and Louisiana pipeline networks. The segment also operates over 25 tonnage plants in Europe and over 20 tonnage plants within Asia. The majority of the sites in this segment are under structured long-term leasehold type agreements. Sales support offices are located at our headquarters in Trexlertown, Pennsylvania and leased offices in Texas, Louisiana, California, and Calgary, Alberta in North America, as well as in Hersham, England; Rotterdam, the Netherlands; Moscow, Russia; Shanghai, China; Singapore; and Doha, Qatar.

Electronics and Performance Materials
The electronics business within the Electronics and Performance Materials segment produces, packages, and stores nitrogen, specialty gases, and electronic chemicals, and manufactures equipment at over 40 sites in the United States (9 of which are owned and over 20 of which are located on customer sites), eight facilities in Europe and Middle East, over 55 facilities in Asia (approximately half of which are located on customer sites), and two in the Middle East.

The Performance Materials portion of this segment operates facilities in Los Angeles, California; Calvert City, Kentucky; Wichita, Kansas; Milton, Wisconsin; Reserve, Louisiana; Clayton, England; Marl and Schluechtern, Germany; Singapore; Isehara, Japan; and Changzhou and Nanjing, China. Approximately 60% of the Performance Materials facility sites are owned.

This segment has 5 field sales offices in the United States as well as sales offices in Europe, Taiwan, Korea, Japan, Singapore, and China, the majority of which are leased. The segment conducts R&D related activities at 11 locations worldwide, including Trexlertown, Pennsylvania; Carlsbad, California; Tempe, Arizona; Utrecht, the Netherlands; at 3 sites in Germany; Chubei and Hsin Chu, Taiwan; Shanghai, China; and Kawasaki, Japan.

Equipment and Energy
Equipment and Energy operates seven equipment facilities in the U.S., one equipment facility in Europe and two in Asia. We manufacture a significant portion of the world's supply of LNG equipment at our Wilkes-Barre, Pennsylvania site. Air separation columns and cold boxes for Company-owned facilities and third-party sales are produced by operations in Caojing, China and Tanjung Langsat, Malaysia as well as in the Wilkes-Barre facility when capacity is available. The Company has announced plans to expand its LNG manufacturing capacity with the construction of a new facility at the Port of Manatee, Florida.

Cryogenic transportation containers for liquid helium are manufactured and reconstructed at facilities in eastern Pennsylvania; Liberal, Kansas; and Istres, France. Equipment commercial team members are located at offices in Trexlertown and Bethlehem, Pennsylvania; Hersham, England; Pune, India; and Shanghai, China.

Electric power is produced at various facilities globally, including a 47.9% interest in a gas-fueled power generation facility in Thailand. Flue gas desulfurization operations are conducted at the Pure Air facility in Chesterton, Indiana. The Company has announced plans to construct a waste-to-energy facility in Tees Valley, U.K. The Company or its affiliates own approximately 50% of the real estate in this segment and lease the remaining 50%.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company and its subsidiaries are involved in various legal proceedings, including contract, product liability, intellectual property, and insurance matters. Although litigation with respect to these matters is routine and incidental to the conduct of our business, such litigation could result in large monetary awards, especially if a civil jury is allowed to determine compensatory and/or punitive damages. However, we believe that litigation currently pending to which we are a party will be resolved without any material adverse effect on our financial position, earnings, or cash flows.

From time to time, we are also involved in proceedings, investigations, and audits involving governmental authorities in connection with environmental, health, safety, competition, and tax matters.

The Company is a party to proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (the federal Superfund law); the Resource Conservation and Recovery Act (RCRA); and similar state environmental laws relating to the designation of certain sites for investigation or remediation. Presently there are approximately 35 sites on which a final settlement has not been reached where the Company, along with others, has been designated a Potentially Responsible Party by the Environmental Protection Agency or is otherwise engaged in investigation or remediation, including cleanup activity at certain of its current or former manufacturing sites. We do not expect that any sums we may have to pay in connection with these matters would have a material adverse effect on our consolidated financial position. Additional information on the Company's environmental exposure is included under "Narrative Description of the Company's Business Generally—Environmental Controls."

In September 2010, the Brazilian Administrative Council for Economic Defense (CADE) issued a decision against our Brazilian subsidiary, Air Products Brasil Ltda., and several other Brazilian industrial gas companies for alleged anticompetitive activities. CADE imposed a civil fine of R$179.2 million (approximately $88 million at 30 September 2012) on Air Products Brasil Ltda. This fine was based on a recommendation by a unit of the Brazilian Ministry of Justice whose investigation began in 2003, alleging violation of competition laws with respect to the sale of industrial and medical gases. The fines are based on a percentage of the Company's total revenue in Brazil in 2003.

We have denied the allegations made by the authorities and filed an appeal in October 2010 to the Brazilian courts. Certain of the Company's defenses, if successful, could result in the matter being dismissed with no fine against us. The Company, with advice of its outside legal counsel, has assessed the status of this matter and has concluded that although an adverse final judgment after exhausting all appeals is reasonably possible, such a judgment is not probable. As a result, no provision has been made in the consolidated financial statements.

While we do not expect that any sums we may have to pay in connection with these or any other legal proceeding would have a material adverse effect on our consolidated financial position or net cash flows, a future charge for regulatory fines or damage awards could have a significant impact on our net income in the period in which it is recorded.

ITEM 4. NOT APPLICABLE

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock (ticker symbol APD) is listed on the New York Stock Exchange. Quarterly stock prices, as reported on the New York Stock Exchange composite tape of transactions, and dividend information for the last two fiscal years appear below. Cash dividends on the Company's common stock are paid quarterly. Our objective is to pay dividends consistent with the reinvestment of earnings necessary for long-term growth. It is our expectation that we will continue to pay comparable cash dividends in the future.

Quarterly Stock Information

2012	High	Low	Close	Dividend
First	$90.20	$72.26	$85.19	$0.58
Second	92.48	85.60	91.80	0.64
Third	92.79	76.11	80.73	0.64
Fourth	85.83	77.21	82.70	0.64
				$2.50

2011	High	Low	Close	Dividend
First	$91.39	$80.90	$90.95	$0.49
Second	95.00	83.22	90.18	0.58
Third	96.00	89.18	95.58	0.58
Fourth	98.00	74.58	76.37	0.58
				$2.23

The Company has authority to issue 25,000,000 shares of preferred stock in series. The Board of Directors is authorized to designate the series and to fix the relative voting, dividend, conversion, liquidation, redemption, and other rights, preferences, and limitations. When preferred stock is issued, holders of Common Stock are subject to the dividend and liquidation preferences and other prior rights of the preferred stock. There currently is no preferred stock outstanding. Our transfer agent and registrar is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, telephone (800) 937-5449 (U.S. and Canada) or (718) 921-8124 (all other locations); Internet website www.amstock.com; and e-mail address info@amstock.com. As of 31 October 2012, there were 7,494 record holders of our common stock.

Purchases of Equity Securities by the Issuer

On 15 September 2011, the Board of Directors authorized the repurchase of up to $1.0 billion of our outstanding common stock. This program does not have a stated expiration date. We repurchase shares pursuant to Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended, through repurchase agreements established with several brokers. During fiscal year 2012, we purchased .6 million of our outstanding shares at a cost of $53.1 million. No purchases were made during the fourth quarter of 2012. At 30 September 2012, $946.9 million in share repurchase authorization remains.

Performance Graph

The performance graph below compares the five-year cumulative returns of the Company's common stock with those of the Standard & Poor's 500 and Dow Jones Chemicals Composite Indices. The figures assume an initial investment of $100 and the reinvestment of all dividends.

COMPARISON OF FIVE YEAR CUMULATIVE SHAREHOLDER RETURN
Air Products, S&P 500, and Chemicals Composite Indices
Comparative Growth of a $100 Investment
(Assumes Reinvestment of All Dividends)


175
150
125
100
75
50

	Sept 2007	Sept 2008	Sept 2009	Sept 2010	Sept 2011	Sept 2012
Air Products	100	71	83	91	86	96
S&P 500 Index	100	78	73	80	81	105
Chemicals Composite Index	100	89	90	111	110	151

Air Products — S&P 500 Index — Chemicals Composite Index

ITEM 6. SELECTED FINANCIAL DATA

Information has been restated for the impact of discontinued operations.

(Millions of dollars, except per share)	**2012**	2011	2010	2009	2008
Operating Results					
Sales	**$9,612**	$9,674	$8,616	$7,847	$9,978
Cost of sales	**7,052**	7,098	6,289	5,819	7,458
Selling and administrative	**947**	942	887	882	1,020
Research and development	**126**	119	115	116	131
Business restructuring and cost reduction plans	**327**	—	—	298	—
Gain on previously held equity interest	**86**	—	—	—	—
Net loss on Airgas transaction	**—**	49	96	—	—
Operating income	**1,282**	1,508	1,268	724	1,366
Equity affiliates' income	**154**	154	127	112	145
Interest expense	**124**	116	122	122	162
Income tax provision	**287**	375	306	149	327
Income from continuing operations attributable to Air Products	**999**	1,134	942	554	999
Net income attributable to Air Products	**1,167**	1,224	1,029	631	910
Basic earnings per common share attributable to Air Products:					
Income from continuing operations	**4.73**	5.33	4.44	2.64	4.71
Net income	**5.53**	5.75	4.85	3.01	4.29
Diluted earnings per common share attributable to Air Products:					
Income from continuing operations	**4.66**	5.22	4.34	2.59	4.56
Net income	**5.44**	5.63	4.74	2.96	4.15
Year-End Financial Position					
Plant and equipment, at cost	**$18,046**	$16,859	$15,934	$15,387	$14,636
Total assets	**16,942**	14,291	13,506	13,029	12,571
Working capital	**726**	848	790	494	636
Total debt (A)	**5,292**	4,562	4,128	4,500	3,959
Air Products shareholders' equity	**6,477**	5,796	5,547	4,792	5,031
Total equity	**6,623**	5,939	5,698	4,930	5,167
Financial Ratios					
Return on average Air Products shareholders' equity (B)	**16.1%**	19.4%	18.2%	11.5%	18.3%
Operating margin	**13.3%**	15.6%	14.7%	9.2%	13.7%
Selling and administrative as a percentage of sales	**9.9%**	9.7%	10.3%	11.2%	10.2%
Total debt to sum of total debt and total equity (A)	**44.4%**	43.4%	42.0%	47.7%	43.4%
Other Data					
Depreciation and amortization	**$841**	$834	$827	$807	$833
Capital expenditures on a GAAP basis (C)	**2,560**	1,366	1,092	1,194	1,114
Capital expenditures on a non-GAAP basis (C)	**2,778**	1,539	1,256	1,433	1,290
Cash provided by operating activities	**1,765**	1,710	1,485	1,286	1,634
Cash used for investing activities	**2,435**	1,170	1,014	998	875
Cash provided by (used for) financing activities	**(78)**	(485)	(580)	101	(977)
Dividends declared per common share	**2.50**	2.23	1.92	1.79	1.70
Market price range per common share	**93–72**	98–75	85–64	81–41	106–65
Weighted average common shares outstanding (in millions)	**211**	213	212	210	212
Weighted average common shares outstanding assuming dilution (in millions)	**215**	218	217	214	219
Book value per common share at year-end	**$30.48**	$27.57	$25.94	$22.68	$23.70
Shareholders at year-end	**7,500**	7,900	8,300	8,600	8,900
Employees at year-end (D)	**21,300**	18,900	18,300	18,900	21,100

(A) Total debt includes long-term debt, current portion of long-term debt, and short-term borrowings as of the end of the year.

(B) Calculated using income from continuing operations attributable to Air Products and five-quarter average Air Products shareholders' equity.

(C) Capital expenditures on a GAAP basis include additions to plant and equipment, investment in and advances to unconsolidated affiliates, and acquisitions. The Company utilizes a non-GAAP measure in the computation of capital expenditures and includes spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests. Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases, and such spending is reflected as a use of cash within cash provided by operating activities. Additionally, the purchase of noncontrolling interests in a subsidiary is accounted for as an equity transaction and will be reflected as a financing activity in the consolidated statement of cash flows. Refer to page 29 for a reconciliation of the GAAP to non-GAAP measure for 2012, 2011, and 2010. For 2009 and 2008, the GAAP measure was adjusted by $196 and $239, respectively for spending associated with facilities accounted for as capital leases.

(D) Includes full- and part-time employees from continuing and discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes contained in this report. All comparisons in the discussion are to the corresponding prior year unless otherwise stated. All amounts presented are in accordance with U.S. generally accepted accounting principles (GAAP), except as noted. All amounts are presented in millions of dollars, except for share data, unless otherwise indicated.

Captions such as income from continuing operations attributable to Air Products, net income attributable to Air Products, and diluted earnings per share attributable to Air Products are simply referred to as "income from continuing operations," "net income," and "diluted earnings per share" throughout this Management's Discussion and Analysis, unless otherwise stated.

The discussion of results that follows includes comparisons to non-GAAP financial measures. In 2012, the non-GAAP measures exclude the photovoltaic (PV) market actions charge, the polyurethane intermediates (PUI) business actions charge, the cost reduction plan charge, the customer bankruptcy charge, the gain on the previously held equity interest in DuPont Air Products NanoMaterials LLC (DA NanoMaterials), the Spanish tax settlement, and the Spanish tax ruling. These non-GAAP measures exclude the net loss on Airgas transaction in 2011 and 2010. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures that our management uses internally to evaluate our baseline performance on a comparable basis. The reconciliation of reported GAAP results to non-GAAP measures is presented on pages 29-30.

BUSINESS OVERVIEW

Air Products and Chemicals, Inc. and its subsidiaries serve energy, electronics, chemicals, steel, and manufacturing customers globally with a unique portfolio of products, services, and solutions that include atmospheric, process and specialty gases; performance materials; equipment; and technology. Geographically diverse, with operations in over 50 countries, we have sales of $9.6 billion, assets of $16.9 billion, and a worldwide workforce of approximately 21,300 employees.

We organize our operations into four reportable business segments: Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy.

2012 IN SUMMARY

In 2012, the global economy proved to be more challenging than we expected and we did not see the anticipated economic growth we forecasted for the second half of the fiscal year. Global manufacturing grew approximately 3% for the year and limited the opportunities for growth, particularly in our Merchant Gases and Electronics and Performance Materials segments. Underlying volume growth was modest, and overall, sales declined by 1% resulting from a stronger dollar and lower energy cost pass-through partially offset by acquisitions. Our operating income declined 1% versus the prior year.

In response to the current and forecasted economic environment, we took a number of important steps to position our global portfolio for future success. In Europe, we sold our homecare business and implemented a restructuring program to better align our cost structure with the slower economy. We took actions to exit our polyurethane intermediates business and restructured our photovoltaic business to reflect current market conditions. Additionally, we executed on acquisition opportunities to support our growth strategies. In the Merchant segment, we acquired a controlling stake in Indura S.A., the largest independent gas company in Latin America. We also purchased a 25% position in Abdullah Hashim Industrial Gases & Equipment Co. Ltd. (AHG), the largest industrial gas company in Saudi Arabia. Finally, in Electronics, we purchased the remaining 50% share of our DA NanoMaterials joint venture.

Highlights for 2012

- Sales of $9,611.7 decreased 1%, or $62.0, as unfavorable currency and lower energy raw material contractual cost pass-through to customers were partially offset by higher volumes and acquisitions.
- Operating income of $1,282.4 decreased 15%, or $225.7. On a non-GAAP basis, operating income of $1,533.7 decreased 1%, or $22.9, with positive impacts from new plants onstream in the Tonnage segment offset by weaker Merchant, Electronics and Performance Materials and Equipment volumes. Unfavorable impacts from a stronger dollar were partially offset by cost productivity, improved pricing, and the impact of acquisitions.
- Income from continuing operations of $999.2 decreased 12%, or $135.1, and diluted earnings per share from continuing operations of $4.66 decreased 11%, or $.56. On a non-GAAP basis, income from continuing operations of $1,158.6 decreased 1%, or $7.3, and diluted earnings per share from continuing operations of $5.40 increased 1%, or $.04. A summary table of changes in diluted earnings per share is presented below.
- Capital spending was $2,559.8 for the year ended 30 September 2012. On a non-GAAP basis, capital spending of $2,778.3 increased 80%, primarily from the acquisition of Indura S.A and the construction of new plants under contract with customers, primarily in the Tonnage Gases segment.
- We purchased .6 million of our outstanding shares at a cost of $53.1 under the $1,000 share repurchase program announced in the fourth quarter of 2011. At 30 September 2012, $946.9 in share repurchase authorization remains. .
- We increased our quarterly dividend from $.58 to $.64 per share. This represents the 30th consecutive year that we have increased our dividend payment.

For a discussion of the challenges, risks, and opportunities on which management is focused, refer to our 2013 Outlook discussions provided on page 20 in the Management's Discussion and Analysis that follows.

Changes in Diluted Earnings per Share Attributable to Air Products

	2012	2011	Increase (Decrease)
Diluted Earnings per Share			
Net income	**$5.44**	$5.63	$(.19)
Income from discontinued operations	**.78**	.41	.37
Income from Continuing Operations—GAAP Basis	**$4.66**	$5.22	$(.56)
PV market actions	**.59**	—	.59
Cost reduction plan	**.28**	—	.28
PUI business actions	**.16**	—	.16
Customer bankruptcy	**.03**	—	.03
Gain on previously held equity interest	**(.25)**	—	(.25)
Q1 Spanish tax settlement	**.20**	—	.20
Q2 Spanish tax ruling	**(.27)**	—	(.27)
Net loss on Airgas transaction	**—**	.14	(.14)
Income from Continuing Operations—Non-GAAP Basis	**$5.40**	$5.36	$ .04
Operating income (after-tax)			
Underlying business			
Volume/acquisitions			(.14)
Price/raw materials			.05
Costs			.11
Currency			(.10)
Operating Income			(.08)
Other (after-tax)			
Interest expense			(.03)
Income tax rate			.03
Noncontrolling interests			.05
Average shares outstanding			.07
Other			.12
Total Change in Diluted Earnings per Share from Continuing Operations—Non-GAAP Basis			$ .04

2013 OUTLOOK

Our 2013 outlook for economic growth is based on the current lack of momentum we have experienced in the second half of 2012. We believe global economic growth in the regions in which we operate will again be modest in 2013 with a range from 2%–4%. We expect that the U.S. will continue to grow between 2%–4%. We do not anticipate any meaningful growth in Europe in the near future. In Asia, we expect below trend growth from 3%–5% as exports to other regions are slow. In South America, we expect growth of 2%–4%.

We anticipate higher earnings in 2013 from new plant onstreams and from the loading of existing assets but recognize that this factor will be most influenced by the economy. We also anticipate higher earnings from our acquisition of Indura S.A. These gains will be partially offset by higher pension expense as a result of a decline in interest rates. We also expect lower earnings in 2013 as a result of restructuring our PUI business, unfavorable currency impacts, and a higher effective tax rate. We are focused on increasing productivity and managing costs in this challenging economic environment. The cost reduction actions implemented in 2012 should provide benefits in 2013 and beyond.

Outlook by Segment

- In Merchant Gases, volume growth will continue to be influenced by the economy. We have available capacity in each region and will continue to utilize new applications to drive growth. We expect the business to benefit from the 2012 cost reduction actions in Europe. Results should also benefit from the acquisition of Indura S.A.
- Tonnage Gases is expected to benefit from new plant onstreams in 2012 and 2013. These plants are supported by long-term take-or-pay contracts.

- We are hopeful that Electronics growth will begin to rebound in 2013 following a weak 2012. Overall, we expect silicon growth of 4%–6% in 2013. For Performance Materials, we anticipate typical seasonality in the first quarter of 2013 with volume growth limited until economic activity increases.
- Equipment and Energy results are expected to improve due to higher activity in our LNG equipment business.

RESULTS OF OPERATIONS

Discussion of Consolidated Results

	2012	2011	2010
Sales	**$9,611.7**	$9,673.7	$8,616.1
Operating income—GAAP Basis	**1,282.4**	1,508.1	1,267.7
Operating income—Non-GAAP Basis	**1,533.7**	1,556.6	1,363.7
Operating margin—GAAP Basis	**13.3%**	15.6%	14.7%
Operating margin—Non-GAAP Basis	**16.0%**	16.1%	15.8%
Equity affiliates' income	**153.8**	154.3	126.9

Sales

	% Change from Prior Year	
	2012	2011
Underlying business		
Volume	**1%**	8%
Price	**—%**	2%
Acquisitions	**2%**	—%
Energy and raw material cost pass-through	**(2)%**	—%
Currency	**(2)%**	2%
Total Consolidated Change	**(1)%**	12%

2012 vs. 2011

Sales of $9,611.7 decreased 1%, or $62.0. Underlying business increased 1%, primarily due to higher volumes in our Tonnage Gases segment, which were partially offset by lower volumes in the Merchant Gases segment, particularly in Europe. Acquisitions increased sales by 2%. Lower energy and raw material contractual cost pass-through to customers and currency both decreased sales by 2%.

2011 vs. 2010

Sales of $9,673.7 increased 12%, or $1,057.6. Underlying business increased 10%, with volumes up 8% and price up 2%. Volumes grew primarily from strong performance in the Electronics and Performance Materials segment, new investments and contracts in the Tonnage Gases segment, and growth in Asia in the Merchant Gases segment. Currency favorably impacted sales 2%.

Operating Income

2012 vs. 2011

Operating income of $1,282.4 decreased 15%, or $225.7. On a non-GAAP basis, operating income of $1,533.7 decreased 1%, or $22.9. The decrease was primarily due to unfavorable volumes, including acquisitions, of $39 and unfavorable currency translation and foreign exchange impacts of $30, partially offset by lower costs of $31 and higher recovery of raw material costs in pricing of $15. The decrease in volumes was primarily from lower Merchant Gases volumes and unfavorable volume mix due to lower LNG plant sales. On a GAAP basis, current year operating income includes a charge of $327.4 for business restructuring and cost reduction plans, a $9.8 charge for a customer bankruptcy, and the gain on the previously held equity interest in DA NanoMaterials of $85.9. The prior year operating income includes a $48.5 net loss related to the Airgas transaction.

2011 vs. 2010

Operating income of $1,508.1 increased 19%, or $240.4. On a non-GAAP basis, operating income of $1,556.6 increased 14%, or $192.9. Underlying business increased $171, primarily from higher volumes in all segments and higher recovery of raw material costs in pricing, partially offset by higher operating costs. Favorable currency translation and foreign exchange impacts increased operating income by $22. On a GAAP basis, operating income in 2011 includes a $48.5 net loss related to the Airgas transaction. 2010 included a $96.0 net loss related to the Airgas transaction.

Equity Affiliates' Income

2012 vs. 2011
Income from equity affiliates of $153.8 decreased $.5.

2011 vs. 2010
Income from equity affiliates of $154.3 increased $27.4, or 22%. The increase was primarily due to higher volumes and price, and favorable currency and foreign exchange.

Selling and Administrative Expense (S&A)

2012 vs. 2011
S&A expense of $946.8 increased $5.1, or 1%, primarily due to acquisitions and inflation, partially offset by lower incentive compensation costs and favorable currency. S&A as a percent of sales increased to 9.9% from 9.7%.

2011 vs. 2010
S&A expense of $941.7 increased $55.1, or 6%, primarily due to unfavorable currency, inflation, and higher pension expense. S&A as a percent of sales decreased to 9.7% from 10.3%.

Research and Development (R&D)

2012 vs. 2011
R&D expense of $126.4 increased 6%, or $7.6, primarily due to the DA NanoMaterials acquisition. R&D as a percent of sales increased to 1.3% from 1.2%.

2011 vs. 2010
R&D expense of $118.8 increased 4%, or $4.1, primarily due to increased spending in the Energy business. R&D as a percent of sales decreased to 1.2% from 1.3%.

Business Restructuring and Cost Reduction Plans

In 2012, we recorded an expense of $327.4 ($222.4 after-tax, or $1.03 per share) for business restructuring and cost reduction plans in our Polyurethane Intermediates, Electronics and European Merchant businesses. The net loss is reflected on the consolidated income statements as "Business Restructuring and Cost Reduction Plans." The charges for these plans are excluded from segment operating income.

During the second quarter of 2012, we recorded an expense of $86.8 ($60.6 after-tax, or $.28 per share) for actions to remove stranded costs resulting from our decision to exit the Homecare business, the reorganization of the Merchant business, and actions we are taking to right size our European cost structure in light of the challenging economic outlook. This charge includes $80.8 for severance and other costs associated with the elimination of approximately 600 positions and $6.0 for the write-down of certain assets. The charge relates to the businesses at the segment level as follows: $77.3 in Merchant Gases, $3.8 in Tonnage Gases, and $5.7 in Electronics and Performance Materials. The planned actions are expected to be completed by the end of the second quarter of fiscal year 2013. By the end of 2013, we expect these actions to provide approximately $60 in annual savings.

During the fourth quarter of 2012, we completed actions in the Polyurethane Intermediates (PUI) business to improve costs resulting in a net expense of $54.6 ($34.8 after-tax, or $.16 per share). We sold certain assets and the rights to a supply contract for $32.7 in cash at closing. A supply arrangement with terms at fair market value was established with the buyer to serve the retained product supply contracts so that our PUI production facility in Pasadena, Texas could permanently close. In connection with these actions, we recognized an expense of $26.6 for the net book value of assets sold and those committed to be disposed of other than by sale. The remaining charge was primarily related to contract terminations and an environmental liability. The PUI facility will be dismantled, with completion expected in fiscal year 2013. The costs to dismantle will be expensed as incurred and reflected in continuing operations in the Tonnage Gases business segment. Since we will have material ongoing involvement with the business through retained PUI product supply contracts, the results of this business will continue to be reflected in continuing operations in the Tonnage Gases Segment.

During the fourth quarter of 2012, we completed an assessment of our position in the photovoltaic (PV) market resulting in $186.0 of expense ($127.0 after-tax, or $.59 per share) primarily related to the Electronics and Performance Materials business segment. Air Products supplies the PV market with both bulk and onsite supply of gases including silane. The PV market has not developed as expected and as a result, the market capacity to produce silane is expected to exceed demand for the foreseeable future. As a result, we have entered into negotiations to terminate a long-term, take-or-pay contract. We recorded a charge of $93.5 for an offer that we made to terminate the contract. Although a settlement could differ from this amount, we do not expect it to be material to our financial position. It is uncertain when, or if, a settlement will be reached. The remaining charge was recorded in connection with the expected loss on purchase commitments, the disposal of certain assets serving PV and Electronics customers, the write-down of inventory to its net realizable value, and the write-down of accounts receivable.

Refer to Note 4, Business Restructuring and Cost Reduction Plans, and Note 13, Fair Value Measurements, to the consolidated financial statements for additional details on these actions.

Business Combinations

Indura S.A.
On 1 July 2012, we acquired a 51.8% controlling equity interest in the outstanding shares of Indura S.A. from the majority shareholder. On 3 July 2012, we acquired an additional 13.0% equity interest from other shareholders. Following the acquisition date, 100% of the Indura S.A. results are consolidated in our financial statements. The portion of the business that is not owned by the Company is recorded as noncontrolling interests. We paid cash consideration in Chilean pesos (CLP) of 345.5 billion ($690) and assumed debt of CLP113.8 billion ($227) for these interests.

The acquisition of Indura S.A. was accounted for as a business combination. The results of Indura S.A. have been consolidated within our Merchant Gases business segment. For the year ended 30 September 2012, our Merchant Gases business segment includes Indura S.A. revenues of $140.0 and operating income of $8.4, which is net of acquisition related costs we incurred of $6.5. Refer to Note 5, Business Combinations, to the consolidated financial statements for additional details on this transaction.

DA NanoMaterials LLC
On 2 April 2012, we closed on the acquisition agreement with E.I. DuPont de Nemours and Co., Inc. to acquire their 50% interest in our joint venture DA NanoMaterials. Beginning in the third quarter of 2012, the results of DA NanoMaterials were consolidated within our Electronics and Performance Materials business segment.

Prior to the acquisition date, we accounted for our 50% interest in DA NanoMaterials as an equity-method investment. The year ended 30 September 2012 includes a gain of $85.9 ($54.6 after-tax, or $.25 per share) as a result of revaluing our previously held equity interest to fair market value as of the acquisition date. Refer to Note 5, Business Combinations, to the consolidated financial statements for additional details on this transaction.

Net Loss on Airgas Transaction

For the year ended 30 September 2011, $48.5 ($31.6 after-tax, or $.14 per share) in net loss was recognized related to the Airgas transaction. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for additional details.

Customer Bankruptcy

As a result of events which occurred during the fourth quarter of 2012, we recognized a charge of $9.8 ($6.1 after-tax, or $.03 per share) primarily related to the write-off of onsite assets due to a customer bankruptcy and mill shutdown. The customer, which primarily received products from the Tonnage Gases segment, filed for bankruptcy in May 2012 and announced the mill shutdown in August 2012. Sales and operating income associated with this customer are not material to the Tonnage Gases segment's results. We do not expect to recognize additional charges related to this customer.

In April 2010, one of our customers emerged from bankruptcy proceedings. We received a final settlement in the amount of $22.4, of which $16.0 was applied against the remaining outstanding receivables. Income of $6.4 ($4.0 after-tax, or $.02 per share) was recognized for the recovery of certain receivables that had been previously written off.

Pension Settlement

Our U.S. supplemental pension plan provides for a lump sum benefit payment option at the time of retirement, or for corporate officers, six months after the participant's retirement date. We recognize pension settlements when payments exceed the sum of the service and interest cost components of net periodic pension cost of the plan for the fiscal year. A settlement loss is recognized when the pension obligation is settled. We recognized $11.5 of settlement charges in 2010.

Other Income, Net

Items recorded to other income arise from transactions and events not directly related to our principal income earning activities. The detail of other income is presented in Note 22, Supplemental Information, to the consolidated financial statements.

2012 vs. 2011
Other income of $47.1 increased $5.4, primarily due to favorable foreign exchange and reimbursements from government grants for expense, partially offset by lower gains from the sale of assets. Otherwise, no individual items were significant in comparison to the prior year.

2011 vs. 2010
Other income of $41.7 decreased $1.2, primarily due to unfavorable foreign exchange, offset mainly by reimbursements from government grants for expenses. Otherwise, no individual items were significant in comparison to the prior year.

Interest Expense

	2012	2011	2010
Interest incurred	**$153.9**	$138.2	$136.2
Less: Capitalized interest	**30.2**	22.7	14.3
Interest Expense	**$123.7**	$115.5	$121.9

2012 vs. 2011
Interest incurred increased $15.7. The increase was driven primarily by a higher average debt balance and debt issuance costs related to the Indura S.A. acquisition, partially offset by the impact of a stronger dollar on the translation of foreign currency interest. The change in capitalized interest was driven by an increase in project spending which qualified for capitalization.

2011 vs. 2010
Interest incurred increased $2.0. The increase was driven by the impact of a weaker dollar on the translation of foreign currency interest, partially offset by a lower average debt balance. The change in capitalized interest was driven by an increase in project spending which qualified for capitalization.

Effective Tax Rate

The effective tax rate equals the income tax provision divided by income from continuing operations before taxes. Refer to Note 21, Income Taxes, to the consolidated financial statements for details on factors affecting the effective tax rate.

2012 vs. 2011
On a GAAP basis, the effective tax rate was 21.9% and 24.3% in 2012 and 2011, respectively. The current year rate includes reductions in income tax expense of $105.0 related to the business restructuring and cost reduction plans, $58.3 related to the second quarter Spanish tax ruling, and $3.7 related to the customer bankruptcy charge, offset by an increase to income tax expense of $43.8 related to the first quarter Spanish tax settlement and $31.3 related to the gain on the previously held equity interest in DA NanoMaterials. Refer to Note 4, Business Restructuring and Cost Reduction Plans; Note 5, Business Combinations; Note 21, Income Taxes; and Note 22, Supplemental Information, to the consolidated financial statements for details on these transactions. The prior year rate includes a reduction in income tax expense of $16.9 related to the Airgas transaction. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for details on this transaction. On a non-GAAP basis, the effective tax rate was 24.2% and 24.6% in 2012 and 2011, respectively.

2011 vs. 2010
On a GAAP basis, the effective tax rate was 24.3% and 24.0% in 2011 and 2010, respectively. The tax rate included reductions in income tax expense of $16.9 and $35.9 for the Airgas transaction in 2011 and 2010, respectively. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for details on this transaction. On a non-GAAP basis, the effective tax rate was 24.6% and 25.0% in 2011 and 2010, respectively.

Discontinued Operations

In January 2012, the Board of Directors authorized the sale of our Homecare business, which had previously been reported as part of the Merchant Gases operating segment.

On 8 January 2012, we reached an agreement for The Linde Group to purchase our Homecare business in Belgium, Germany, France, Portugal, and Spain. This business represented approximately 80% of our total Homecare business revenues.

The transaction with Linde closed on 30 April 2012. Total sale proceeds of €590 million ($777) were received in cash at closing. A gain of $207.4 ($150.3 after-tax, or $.70 per share) was recognized on the sale of this business in the third quarter of fiscal year 2012.

We are actively marketing the remaining portion of the Homecare business, which is primarily in the United Kingdom and Ireland. We hope to close on the sale of this business before the end of calendar year 2012. In the third quarter of 2012, we recorded an impairment charge of $33.5 ($29.5 after-tax, or $.14 per share) to write down the remaining business to its estimated net realizable value. Additional charges may be recorded in future periods, dependent upon the timing and method of ultimate disposition.

The Homecare business is being accounted for as a discontinued operation. The results of operations and cash flows of this business have been removed from the results of continuing operations for all periods presented. Refer to Note 3, Discontinued Operations, to the consolidated financial statements for additional details on this transaction.

Net Income

2012 vs. 2011
Net income was $1,167.3, compared to $1,224.2, and diluted earnings per share was $5.44, compared to $5.63. On a non-GAAP basis, net income was $1,326.7, compared to $1,255.8, and diluted earnings per share was $6.18, compared to $5.77.

2011 vs. 2010
Net income was $1,224.2 compared to $1,029.1, and diluted earnings per share was $5.63 compared to $4.74. On a non-GAAP basis, net income was $1,255.8 compared to $1,089.2, and diluted earnings per share was $5.77 compared to $5.02.

Segment Analysis

Merchant Gases

	2012	2011	2010
Sales	**$3,662.4**	$3,664.9	$3,308.4
Operating income	**644.0**	668.9	632.2
Operating margin	**17.6%**	18.3%	19.1%
Equity affiliates' income	**137.1**	134.6	104.3

Merchant Gases Sales

	% Change from Prior Year	
	2012	2011
Underlying business		
Volume	**(2)%**	6%
Price	**1%**	2%
Acquisitions	**4%**	—%
Currency	**(3)%**	3%
Total Merchant Gases Sales Change	**—%**	11%

2012 vs. 2011
Underlying sales decreased 1% due to lower volumes of 2% and higher pricing of 1%. Volumes decreased due to lower demand in North America and Europe. The acquisition of Indura S.A. had a favorable impact on sales of 4%. Currency had an unfavorable impact on sales of 3%.

In the U.S. and Canada, sales decreased 1%, with volumes down 2% and price up 1%. Volumes were down due to declines in argon and helium volumes from limitations in supply. In Europe, sales decreased 8%, with unfavorable currency impacts of 6%, and volumes were down 4%, partially offset by higher price of 2%. Volumes were down primarily due to overall economic weakness in the region. In Asia, sales increased 2% due to higher volumes of 1% and higher pricing of 1%.

Merchant Gases Operating Income and Margin
Operating income decreased 4%, primarily due to lower volumes, including acquisitions, of $47 and unfavorable currency of $15, partially offset by higher recovery of raw material costs in pricing of $23 and lower operating costs of $14. Operating margin decreased 70 basis points (bp) from prior year, primarily due to lower volumes and the impact of the Indura S.A. acquisition.

Merchant Gases Equity Affiliates' Income
Merchant Gases equity affiliates' income of $137.1 increased $2.5, primarily as a result of improved performance in our Mexican equity affiliate.

2011 vs. 2010
Sales of $3,664.9 increased by 11%, or $356.5. Underlying sales increased 8% due to higher volumes of 6% and improved pricing of 2%. Volumes increased due to strong growth in Asia and modest growth in the U.S. and Europe. Currency had a favorable impact of 3% on sales.

In the U.S. and Canada, sales increased 5%, with pricing up 3% and volumes up 2%. The increase in volumes was primarily driven by growth in liquid oxygen and liquid nitrogen. Pricing increased across all product lines. In Europe, sales increased 7%, with 4% from higher volumes and 3% from favorable currency impacts. The volume increase was primarily due to stronger liquid/bulk growth and modest packaged gas improvement. In Asia, sales increased 29%, with volumes up 18%, a favorable currency impact of 6%, and pricing up 5%. Volumes increased on strength across all products.

Merchant Gases Operating Income and Margin
Operating income of $668.9 increased 6%, or $36.7. Operating income increased primarily due to higher volumes of $74 and favorable currency of $18, and higher recovery of raw material costs in pricing of $3, partially offset by higher operating costs of $59. Operating margin decreased 80 bp from prior year, primarily due to higher operating, maintenance, and distribution costs.

Merchant Gases Equity Affiliates' Income
Merchant Gases equity affiliates' income of $134.6 increased 29%, or $30.3. The increase was primarily due to higher volumes of $15, higher price of $7 and favorable currency and foreign exchange of $8.

Tonnage Gases

	2012	2011	2010
Sales	**$3,206.7**	$3,316.7	$2,930.8
Operating income	**512.0**	503.1	444.2
Operating margin	**16.0%**	15.2%	15.2%

Tonnage Gases Sales

	% Change from Prior Year	
	2012	2011
Underlying business		
Volume	**5%**	11%
Energy and raw material cost pass-through	**(7)%**	1%
Currency	**(1)%**	1%
Total Tonnage Gases Sales Change	**(3)%**	13%

2012 vs. 2011
Volumes increased 5%, driven by improvement in existing customer loadings and new plants. Lower natural gas prices resulted in lower energy and raw material contractual cost pass-through to customers, decreasing sales by 7%. Currency unfavorably impacted sales by 1%.

Tonnage Gases Operating Income and Margin
Operating income increased as higher volumes of $33 were partially offset by higher costs of $17 and unfavorable currency of $7. Operating margin increased 80 bp from prior year, primarily due to higher volumes.

2011 vs. 2010
Sales of $3,316.7 increased 13%, or $385.9. Volumes increased 11%, driven by new projects and improvement in existing customer loadings. Currency and energy and raw material contractual cost pass-through to customers each increased sales 1%.

Tonnage Gases Operating Income and Margin
Operating income of $503.1 increased 13%, or $58.9. The increase was due to higher volumes of $52, primarily due to new plants brought onstream over the last twelve months, and favorable currency of $7. Operating margin remained steady at 15.2%.

Electronics and Performance Materials

	2012	2011	2010
Sales	**$2,322.5**	$2,291.5	$1,904.7
Operating income—GAAP basis	**425.6**	361.1	251.8
Operating income—Non-GAAP basis	**339.7**	361.1	251.8
Operating margin—GAAP basis	**18.3%**	15.8%	13.2%
Operating margin—Non-GAAP basis	**14.6%**	15.8%	13.2%

Electronics and Performance Materials Sales

	% Change from Prior Year	
	2012	2011
Underlying business		
Volume	**(1)%**	15%
Price	**—%**	3%
Acquisitions	**3%**	—%
Currency	**(1)%**	2%
Total Electronics and Performance Materials Sales Change	**1%**	20%

2012 vs. 2011
Sales increased 1% as acquisitions of 3% were partially offset by lower volumes of 1% and unfavorable currency of 1%. Electronics sales increased 3% as the acquisition of DA NanoMaterials was partially offset by lower volumes of 2% and unfavorable currency of 1%. Performance Materials sales decreased 1% as lower pricing of 1% and unfavorable currency of 1% were partially offset by higher volumes of 1%.

Electronics and Performance Materials Operating Income and Margin
Operating income of $425.6 increased 18%, or $64.5, and operating margin of 18.3% increased 250 bp. On a non-GAAP basis, operating income of $339.7 decreased 6%, or $21.4, primarily from unfavorable currency of $17 and lower recovery of raw material costs in pricing of $8, partially offset by lower operating costs of $3 and higher volumes, including acquisitions, of $1. Operating margin decreased 120 bp, primarily due to currency and volume mix. On a GAAP basis, current year operating income includes the gain on the previously held equity interest in DA NanoMaterials of $85.9.

2011 vs. 2010
Sales of $2,291.5 increased 20%, or $386.8. Sales increased due to higher volumes of 15%, higher pricing of 3%, and favorable currency of 2%. Electronics sales increased 25%, reflecting increased volumes in tonnage, specialty materials, and the equipment business. Performance Materials sales increased 14% due to volume growth across all end markets globally, higher pricing related to increased raw material costs, and improved customer and product mix.

Electronics and Performance Materials Operating Income
Operating income of $361.1 increased 43%, or $109.3. The increase was primarily from higher volumes of $88, lower costs of $24, and favorable currency of $9, partially offset by lower recovery of raw material costs in pricing of $12. Operating margin improved 260 bp primarily due to higher volumes.

Equipment and Energy

	2012	2011	2010
Sales	**$420.1**	$400.6	$472.2
Operating income	**44.6**	62.8	67.3

2012 vs. 2011
Sales of $420.1 increased 5%, or $19.5, reflecting higher air separation unit (ASU) activity. Operating income of $44.6 decreased 29%, or $18.2, reflecting lower LNG project activity.

The sales backlog for the Equipment business at 30 September 2012 was $450, compared to $334 at 30 September 2011. It is expected that approximately $325 of the backlog will be completed during 2013.

2011 vs. 2010
Sales of $400.6 decreased 15%, or $71.6, reflecting lower ASU activity. Operating income of $62.8 decreased 7%, or $4.5, primarily due to a gain on the sale of an asset in the prior year and higher energy development spending, partially offset by higher LNG sales.

The sales backlog for the Equipment business at 30 September 2011 was $334, compared to $274 at 30 September 2010.

Other
Other operating loss primarily includes other expense and income that cannot be directly associated with the business segments, including foreign exchange gains and losses. Also included are LIFO inventory adjustments, as the business segments use FIFO, and the LIFO pool adjustments are not allocated to the business segments. Corporate general and administrative costs and research and development costs are fully allocated to the business segments. Other also included stranded costs resulting from discontinued operations, as these costs were not reallocated to the businesses.

2012 vs. 2011
Other operating loss was $6.6, compared to $39.3 in the prior year, primarily due to a reduction in stranded costs, a decrease in the LIFO pool adjustment as a result of decreases in inventory values and favorable foreign exchange, partially offset by gains on asset sales in the prior year.

2011 vs. 2010
Other operating loss was $39.3, compared to $26.7 in the prior year, primarily due to an increase in the LIFO pool adjustment as a result of significant increases in inventory values and unfavorable foreign exchange, partially offset by gains on asset sales.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures which our management uses internally to evaluate our baseline performance on a comparable basis. Presented below are reconciliations of the reported GAAP results to the non-GAAP measures.

CONSOLIDATED RESULTS

	Continuing Operations					
	Operating Income	Operating Margin (A)	Income	Diluted EPS	Net Income	Diluted EPS
2012 GAAP	**$1,282.4**	**13.3%**	**$999.2**	**$4.66**	**$1,167.3**	**$5.44**
2011 GAAP	**1,508.1**	**15.6%**	**1,134.3**	**5.22**	**1,224.2**	**5.63**
Change GAAP	$(225.7)	(230bp)	$(135.1)	$(.56)	$(56.9)	$(.19)
% Change GAAP	(15)%		(12)%	(11)%	(5)%	(3)%
2012 GAAP	$1,282.4	13.3%	$999.2	$4.66	$1,167.3	$5.44
PV market actions (tax impact $59.0)	186.0	2.0%	127.0	.59	127.0	.59
Cost reduction plan (tax impact $26.2)	86.8	.9%	60.6	.28	60.6	.28
PUI business actions (tax impact $19.8)	54.6	.6%	34.8	.16	34.8	.16
Customer bankruptcy (tax impact $3.7)	9.8	.1%	6.1	.03	6.1	.03
Gain on previously held equity interest (tax impact $31.3)	(85.9)	(.9)%	(54.6)	(.25)	(54.6)	(.25)
Q1 Spanish tax settlement	—	—	43.8	.20	43.8	.20
Q2 Spanish tax ruling	—	—	(58.3)	(.27)	(58.3)	(.27)
2012 Non-GAAP Measure	**$1,533.7**	**16.0%**	**$1,158.6**	**$5.40**	**$1,326.7**	**$6.18**
2011 GAAP	$1,508.1	15.6%	$1,134.3	$5.22	$1,224.2	$5.63
Net loss on Airgas transaction (tax impact $16.9)	48.5	.5%	31.6	.14	31.6	.14
2011 Non-GAAP Measure	**$1,556.6**	**16.1%**	**$1,165.9**	**$5.36**	**$1,255.8**	**$5.77**
Change Non-GAAP Measure	$(22.9)	(10bp)	$(7.3)	$.04		
% Change Non-GAAP Measure	(1)%		(1)%	1%		

	Continuing Operations					
	Operating Income	Operating Margin (A)	Income	Diluted EPS	Net Income	Diluted EPS
2011 GAAP	**$1,508.1**	**15.6%**	**$1,134.3**	**$5.22**	**$1,224.2**	**$5.63**
2010 GAAP	**1,267.7**	**14.7%**	**941.6**	**4.34**	**1,029.1**	**4.74**
Change GAAP	$240.4	90bp	$192.7	$.88	$195.1	$.89
% Change GAAP	19%		20%	20%	19%	19%
2011 GAAP	$1,508.1	15.6%	$1,134.3	$5.22	$1,224.2	$5.63
Net loss on Airgas transaction (tax impact $16.9)	48.5	.5%	31.6	.14	31.6	.14
2011 Non-GAAP Measure	**$1,556.6**	**16.1%**	**$1,165.9**	**$5.36**	**$1,255.8**	**$5.77**
2010 GAAP	$1,267.7	14.7%	$941.6	$4.34	$1,029.1	$4.74
Net loss on Airgas transaction (tax impact $35.9)	96.0	1.1%	60.1	.28	60.1	.28
2010 Non-GAAP Measure	**$1,363.7**	**15.8%**	**$1,001.7**	**$4.62**	**$1,089.2**	**$5.02**
Change Non-GAAP Measure	$192.9	30bp	$164.2	$.74		
% Change Non-GAAP Measure	14%		16%	16%		

ELECTRONICS AND PERFORMANCE MATERIALS

	YTD Operating Income	YTD Operating Margin [(A)]
2012 GAAP	$425.6	18.3%
2011 GAAP	361.1	15.8%
Change GAAP	$64.5	250bp
% Change GAAP	18%	
2012 GAAP	$425.6	18.3%
Gain on previously held equity interest	(85.9)	(3.7)%
2012 Non-GAAP Measure	$339.7	14.6%
2011 GAAP	$361.1	15.8%
2011 Non-GAAP Measure	$361.1	15.8%
Change Non-GAAP Measure	$(21.4)	(120bp)
% Change Non-GAAP Measure	(6)%	

INCOME TAXES

	Effective Tax Rate		
	2012	2011	2010
Income Tax Provision—GAAP	**$287.3**	**$375.3**	**$305.7**
Income from Continuing Operations Before Taxes—GAAP	**$1,312.5**	**$1,546.9**	**$1,272.7**
Effective Tax Rate—GAAP	**21.9%**	**24.3%**	**24.0%**
Income tax provision—GAAP	$287.3	$375.3	$305.7
PV market actions tax impact	59.0	—	—
Cost reduction plan tax impact	26.2	—	—
PUI business actions tax impact	19.8	—	—
Customer bankruptcy tax impact	3.7	—	—
Gain on previously held equity interest tax impact	(31.3)	—	—
Q1 Spanish tax settlement	(43.8)	—	—
Q2 Spanish tax ruling	58.3	—	—
Net loss on Airgas transaction tax impact	—	16.9	35.9
Income Tax Provision—Non-GAAP Measure	**$379.2**	**$392.2**	**$341.6**
Income from continuing operations before taxes—GAAP	$1,312.5	$1,546.9	$1,272.7
PV market actions	186.0	—	—
Cost reduction plan	86.8	—	—
PUI business actions	54.6	—	—
Customer bankruptcy	9.8	—	—
Gain on previously held equity interest	(85.9)	—	—
Net loss on Airgas transaction	—	48.5	96.0
Income from Continuing Operations Before Taxes—Non-GAAP Measure	**$1,563.8**	**$1,595.4**	**$1,368.7**
Effective Tax Rate—Non-GAAP Measure	**24.2%**	**24.6%**	**25.0%**

(A) Operating margin is calculated by dividing operating income by sales.

LIQUIDITY AND CAPITAL RESOURCES

We maintained a strong financial position throughout 2012. We continue to have consistent access to commercial paper markets, and cash flows from operations and financing activities are expected to meet liquidity needs for the foreseeable future.

As of 30 September 2012, we had $423.3 of foreign cash and cash items compared to a total amount of cash and cash items of continuing operations of $454.4. If the foreign cash and cash items are needed for operations in the U.S. or we otherwise elect to repatriate the funds, we may be required to accrue and pay U.S. taxes on a significant portion of these amounts. However, since we have significant current investment plans outside the U.S., it is our intent to permanently reinvest the majority of our foreign cash and cash items outside the U.S. Further, our current plans do not demonstrate a need to repatriate foreign funds in order to fund U.S. operations.

Our cash flows from operating, investing, and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	2012	2011	2010
Cash provided by (used for)			
Operating activities	**$1,765.1**	$1,710.4	$1,485.0
Investing activities	**(2,435.2)**	(1,169.8)	(1,014.3)
Financing activities	**(78.4)**	(484.6)	(579.3)

Operating Activities

For the year ended 2012, cash provided by operating activities was $1,765.1. Income from continuing operations of $999.2 reflected the non-cash gain on the previously held equity interest in DA NanoMaterials of $85.9, the write-down of long-lived assets associated with restructuring and a customer bankruptcy of $80.2, and a non-cash tax benefit of $58.3 recognized as a result of the second quarter Spanish tax ruling. Income from continuing operations is adjusted for other non-cash items that include depreciation and amortization, undistributed earnings of equity affiliates, share-based compensation expense, and noncurrent capital lease receivables. The working capital accounts were a source of cash of $100.1. The provision for the cost reduction and business restructuring plans resulted in an increase to accrued liabilities of $223.9, partially offset by a use of cash of $32.9 for payments made in relation to these plans.

For the year ended 2011, cash provided by operating activities was $1,710.4. Income from continuing operations of $1,134.3 reflected the non-cash net loss of $48.5 related to the Airgas transaction. We also made cash payments of $156.2 related to the Airgas transaction. The working capital accounts were a use of cash of $114.6, including $107.5 for an increase in inventory primarily to support growth in our Performance Materials business.

For the year ended 2010, cash provided by operating activities was $1,485.0. Income from continuing operations of $941.6 reflected the non-cash net loss of $96.0 related to the Airgas transaction. The working capital accounts were a use of cash of $362.6, including $104.9 for an increase in accounts receivable from higher sales and $281.3 for a decrease in accrued liabilities primarily due to pension plan contributions.

Investing Activities

For the year ended 30 September 2012, cash used for investing activities was $2,435.2, primarily driven by capital expenditures for plant and equipment and cash used for acquisitions and investments in unconsolidated affiliates. In the fourth quarter, we acquired a controlling stake in Indura S.A. for $690. During the third quarter, we acquired E.I. DuPont de Nemours and Co., Inc.'s 50% interest in our joint venture DA NanoMaterials for $147. We also purchased a 25% equity interest in Abdullah Hashim Industrial Gases & Equipment Co. Ltd. (AHG), an unconsolidated affiliate, for $155 in the third quarter. Refer to Note 5, Business Combinations, and Note 8, Summarized Financial Information of Equity Affiliates, to the consolidated financial statements for additional details regarding the Indura S.A., DA NanoMaterials, and AHG transactions.

For the year ended 30 September 2011, cash used for investing activities was $1,169.8, primarily driven by capital expenditures for plant and equipment. We received proceeds of $94.7 from the sale of approximately 1.5 million shares of Airgas stock. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for additional information regarding this transaction.

For the year ended 30 September 2010, cash used for investing activities was $1,014.3, primarily driven by capital expenditures for plant and equipment. Additionally, we purchased approximately 1.5 million shares of Airgas stock for $69.6.

Capital Expenditures

Capital expenditures are detailed in the following table:

	2012	2011	2010
Additions to plant and equipment	**$1,521.0**	$1,309.3	$988.7
Acquisitions, less cash acquired	**863.4**	10.8	37.2
Short-term borrowings associated with SAGA acquisition [(A)]	**—**	—	60.9
Investments in and advances to unconsolidated affiliates	**175.4**	45.8	4.8
Capital Expenditures on a GAAP Basis	**$2,559.8**	$1,365.9	$1,091.6
Capital lease expenditures [(B)]	**212.2**	173.5	122.6
Noncurrent liability related to purchase of shares from noncontrolling interests [(B)]	**6.3**	—	42.0
Capital Expenditures on a Non-GAAP Basis	**$2,778.3**	$1,539.4	$1,256.2

(A) Noncash transaction.

(B) We utilize a non-GAAP measure in the computation of capital expenditures and include spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests. Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases, and such spending is reflected as a use of cash within cash provided by operating activities, if the arrangement qualifies as a capital lease. Additionally, the purchase of noncontrolling interests in a subsidiary is accounted for as an equity transaction and will be reflected as a financing activity in the statement of cash flows. The presentation of this non-GAAP measure is intended to enhance the usefulness of information by providing a measure that our management uses internally to evaluate and manage our expenditures.

Capital expenditures on a GAAP basis in 2012 totaled $2,559.8, compared to $1,365.9 in 2011, resulting in an increase of $1,193.9. Additions to plant and equipment were largely in support of the Merchant Gases and Tonnage Gases businesses during both 2012 and 2011. Additions to plant and equipment also included support capital of a routine, ongoing nature, including expenditures for distribution equipment and facility improvements. Additional 2012 capital expenditures included the following items: $690 for a controlling interest in Indura S.A., $147 for E.I. DuPont de Nemours and Co., Inc.'s 50% interest in our joint venture DA NanoMaterials, and $155 for a 25% equity interest in AHG.

Capital expenditures on a non-GAAP basis in 2012 totaled $2,778.3 compared to $1,539.4 in 2011. Capital lease expenditures of $212.2 increased by $38.7, reflecting higher project spending.

2013 Outlook

Excluding acquisitions, capital expenditures for new plant and equipment in 2013 on a GAAP basis are expected to be between $1,750 and $1,850, and on a non-GAAP basis are expected to be between $2,000 and $2,200. The non-GAAP capital expenditures include spending associated with facilities accounted for as capital leases which are expected to be between $250 and $350. The majority of spending is expected in the Tonnage Gases segment, with approximately $1,000 associated with new plants. It is anticipated that capital expenditures will be funded principally with cash from continuing operations. In addition, we intend to continue to evaluate acquisition opportunities and investments in equity affiliates.

Financing Activities

For the year ended 2012, cash used for financing activities was $78.4. Our borrowings (short- and long-term proceeds, net of repayments) were a net source of cash (issuance) of $419.6 and included the issuances of a $400.0 senior fixed-rate 3.0% note on 3 November 2011 and a $400.0 senior fixed-rate 1.2% note on 13 September 2012, which were partially offset by the repayment of a 4.25% Eurobond of $400.3 on 10 April 2012. Proceeds from stock option exercises provided an additional $124.3 source of funds. Dividends paid to shareholders were a use of cash of $514.9.

For the year ended 2011, cash used for financing activities was $484.6. Our borrowings (short- and long-term proceeds, net of repayments) were a net source of cash (issuance) of $457.0 and included $234.3 of net commercial paper and other short-term debt issuances as well as a $350.0 senior fixed-rate 2.0% note, which were partially offset by $156.0 in U.S. medium-term note maturities. Proceeds from stock option exercises provided an additional $148.2 source of funds. Dividends paid to shareholders and the purchase of 7.4 million treasury shares were uses of cash of $456.7 and $649.2, respectively.

For the year ended 2010, cash used for financing activities was $579.3. Our borrowings (short- and long-term proceeds, net of repayments) were a net use of cash (repayment) of $284.4 and included a $306.8 Eurobond and $74.2 of net commercial paper and other short-term debt repayments partially offset by $85.0 from the issuance of an industrial revenue bond. Proceeds from stock option exercises provided an additional $88.1 source of funds. Dividends paid to shareholders were a use of cash of $398.7.

Discontinued Operations

The sale of our European homecare business to The Linde Group generated proceeds of $776.6 and is included in discontinued operations in the consolidated statements of cash flows. Refer to Note 3, Discontinued Operations, to the consolidated financial statements for additional information regarding this transaction.

Financing and Capital Structure

Capital needs in 2012 were satisfied primarily with cash from operations, the sale of our European homecare business, and the issuance of long-term debt. At the end of 2012, total debt outstanding was $5,291.9 compared to $4,561.5, and cash and cash items were $454.4 compared to $421.4. Total debt at 30 September 2012 and 2011, expressed as a percentage of the sum of total debt and total equity, was 44.4% and 43.4%, respectively.

Proceeds from long-term debt were $900.4. This included the issuance of a $400.0 senior fixed-rate 3.0% note on 3 November 2011 that matures on 3 November 2021, which was used for general corporate purposes. Additionally, a $400.0 senior fixed-rate 1.2% note on 13 September 2012 that matures on 15 October 2017 was issued primarily to refinance commercial paper associated with the Indura S.A. business combination. Refer to Note 14, Debt, to the consolidated financial statements for additional information.

An acquisition financing facility was arranged with Banco Santander, Chile to provide the initial financing required for the Indura S.A. business combination. This was a Chilean Peso (CLP) committed credit facility with a total commitment amount of CLP390 billion ($778). Of this facility, CLP347 billion ($693) was drawn on 3 July 2012 to fund the business combination and related expenses, and the balance of the commitment was cancelled. This facility was fully repaid on 2 August 2012, primarily with proceeds from U.S. commercial paper issuance. A portion of this commercial paper was subsequently refinanced with the $400.0 senior fixed-rate 1.2% note described above.

As of 30 September 2011, a 4.25% Eurobond for $400.3 maturing in 2012 was classified as long-term debt because of our ability to refinance the debt under our $2,170.0 committed credit facility maturing in 2015 and our intent to refinance via the U.S. or European public or private placement markets. During the first quarter of 2012, we reclassified this Eurobond from long-term debt to current portion of long-term debt on the consolidated balance sheet as we no longer intended to refinance it. The Eurobond was repaid on its maturity date of 10 April 2012, principally from proceeds of commercial paper issuance.

During fiscal year 2011, we increased our total multicurrency facility to a total of $2,170.0 maturing on 30 June 2015. Our only financial covenant is a leverage ratio (long-term debt divided by the sum of long-term debt plus equity) of no greater than 60%. As of 30 September 2012, no borrowings were outstanding under these commitments. Effective 11 June 2012, we entered into an offshore Chinese Renminbi (RMB) syndicated credit facility of RMB1,000.0 million ($158.7), maturing in June 2015. There are RMB200.0 million ($31.7) in outstanding borrowings under this commitment at 30 September 2012. Additional commitments totaling $400.0 are maintained by our foreign subsidiaries, of which $387.0 was borrowed and outstanding at 30 September 2012.

We are in compliance with all of the financial and other covenants under our debt agreements.

We have classified a 4.15% senior note for $300.0 maturing in 2013 as long-term debt because we have the ability to refinance the debt under our $2,170.0 committed credit facility maturing in 2015. Our current intent is to refinance this debt via the U.S. public or private placement markets.

On 15 September 2011, the Board of Directors authorized the repurchase of up to $1,000 of our outstanding common stock. During fiscal year 2012, .6 million of our outstanding shares were purchased at a cost of $53.1. At 30 September 2012, $946.9 in share repurchase authorization remains.

2013 Outlook

Cash flows from operations and financing activities are expected to meet liquidity needs for the foreseeable future. We project a modest need to access the long-term debt markets in 2013, primarily driven by debt maturities. We expect that we will continue to be in compliance with all of our financial covenants. Also, we anticipate that we will continue to be able to access the commercial paper and other short-term debt markets.

Dividends

On 15 March 2012, the Board of Directors increased the quarterly cash dividend from $.58 per share to $.64 per share. Dividends are declared by the Board of Directors and are usually paid during the sixth week after the close of the fiscal quarter.

CONTRACTUAL OBLIGATIONS

We are obligated to make future payments under various contracts, such as debt agreements, lease agreements, unconditional purchase obligations, and other long-term obligations. The following table summarizes our obligations as of 30 September 2012:

		Payments Due By Period					
	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt obligations							
Debt maturities	$4,659	$374	$573	$406	$433	$418	$2,455
Contractual interest	632	123	99	85	74	55	196
Capital leases	3	1	1	1	—	—	—
Operating leases	273	60	56	40	28	21	68
Pension obligations	1,247	275	82	84	92	96	618
Unconditional purchase obligations	1,927	780	153	144	143	119	588
Other liabilities	11	11	—	—	—	—	—
Total Contractual Obligations	$8,752	$1,624	$964	$760	$770	$709	$3,925

Long-Term Debt Obligations

The long-term debt obligations include the maturity payments of long-term debt, including current portion, and the related contractual interest obligations. Refer to Note 14, Debt, to the consolidated financial statements for additional information on long-term debt.

Contractual interest is the interest we are contracted to pay on the long-term debt obligations without taking into account the interest impact of interest rate swaps related to any of this debt, which at current interest rates would slightly decrease contractual interest. We had $1,501 of long-term debt subject to variable interest rates at 30 September 2012, excluding fixed-rate debt that has been swapped to variable-rate debt. The rate assumed for the variable interest component of the contractual interest obligation was the rate in effect at 30 September 2012. Variable interest rates are primarily determined by interbank offer rates and by U.S. short-term tax-exempt interest rates.

Leases

Refer to Note 11, Leases, to the consolidated financial statements for additional information on capital and operating leases.

Pension Obligations

The amounts in the table above represent the current estimated cash payments to be made by us that in total equal the recognized pension liabilities. Refer to Note 15, Retirement Benefits, to the consolidated financial statements. These payments are based upon the current valuation assumptions and regulatory environment.

The total accrued liability for pension benefits is impacted by interest rates, plan demographics, actual return on plan assets, continuation or modification of benefits, and other factors. Such factors can significantly impact the amount of the liability and related contributions.

Unconditional Purchase Obligations

Approximately $800 of our long-term unconditional purchase obligations relate to feedstock supply for numerous HyCO (hydrogen, carbon monoxide, and syngas) facilities. The price of feedstock supply is principally related to the price of natural gas. However, long-term take-or-pay sales contracts to HyCO customers are generally matched to the term of the feedstock supply obligations and provide recovery of price increases in the feedstock supply. Due to the matching of most long-term feedstock supply obligations to customer sales contracts, we do not believe these purchase obligations would have a material effect on our financial condition or results of operations. Refer to Note 16, Commitments and Contingencies, to the consolidated financial statements.

The unconditional purchase obligations also include other product supply and purchase commitments and electric power and natural gas supply purchase obligations, which are primarily pass-through contracts with our customers. We have a supply agreement for the purchase of silane gas that is not matched to a customer sales contract having terms extending to ten years. In the fourth quarter of 2012, we made an offer to terminate the contract; however, no settlement has been reached. Refer to Note 4, Business Restructuring and Cost Reduction Plans, to the consolidated financial statements for additional information. In addition, purchase commitments to spend approximately $592 for additional plant and equipment are included in the unconditional purchase obligations in 2013.

We also purchase materials, energy, capital equipment, supplies, and services as part of the ordinary course of business under arrangements that are not unconditional purchase obligations. The majority of such purchases are for raw materials and energy, which are obtained under requirements-type contracts at market prices. In total, we purchase approximately $7.2 billion annually, including the unconditional purchase obligations in the table above.

Other Liabilities

We have an obligation to purchase 2% of the remaining shares of Indura S.A. within twelve months of the acquisition date for CLP5.0 billion ($11) based on a multiple of earnings formula, which is reflected in other liabilities at 30 September 2012. This liability was reported in payables and accrued liabilities on the consolidated balance sheet as of 30 September 2012. Refer to Note 5, Business Combinations, and Note 22, Supplemental Information, to the consolidated financial statements for additional information.

Income Tax Liabilities

Noncurrent deferred income tax liabilities as of 30 September 2012 were $670.8. Refer to Note 21, Income Taxes, to the consolidated financial statements for additional information. Tax liabilities related to unrecognized tax benefits as of 30 September 2012 were $110.8. These tax liabilities were not included in the Contractual Obligations table, as it is impractical to determine a cash impact by year.

Discontinued Operations

Other noncurrent liabilities as of 30 September 2012 included $141 for the contingent proceeds related to the sale of our Homecare business. Refer to Note 3, Discontinued Operations, to the consolidated financial statements for additional information. We did not include this amount in the Contractual Obligations table due to the uncertainty in timing of any payments.

Put Options

We currently have outstanding put option agreements with other shareholders of our Air Products San Fu Company, Ltd. and Indura S.A. subsidiaries. The put options give the shareholders the right to sell stock in the subsidiaries based on pricing terms in the agreements. Refer to Note 16, Commitments and Contingencies, to the consolidated financial statements for additional information. Due to the uncertainty of whether these options would be exercised and the related timing, we excluded the potential payments from the Contractual Obligations table.

PENSION BENEFITS

We sponsor defined benefit pension plans that cover a substantial portion of our worldwide employees. The principal defined benefit pension plans—the U.S. salaried pension plan and the U.K. pension plan—were closed to new participants in 2005 and were replaced with defined contribution plans. Over the long run, the shift to defined contribution plans is expected to reduce volatility of both plan expense and contributions.

For 2012, the fair market value of pension plan assets for our defined benefit plans as of the measurement date increased to $3,239.1 from $2,823.7 in 2011. The projected benefit obligation for these plans as of the measurement date was $4,486.5 and $3,765.5 in 2012 and 2011, respectively. Refer to Note 15, Retirement Benefits, to the consolidated financial statements for comprehensive and detailed disclosures on our postretirement benefits.

Pension Expense

	2012	2011	2010
Pension expense	**$120.4**	$114.1	$109.0
Special terminations, settlements, and curtailments (included above)	**8.2**	1.3	14.8
Weighted average discount rate	**5.0%**	5.0%	5.6%
Weighted average expected rate of return on plan assets	**8.0%**	8.0%	8.2%
Weighted average expected rate of compensation increase	**3.9%**	4.0%	4.1%

2012 vs. 2011

Pension expense in 2012, net of special items, was comparable to 2011 expense as a result of no change in the weighted average discount rate from year to year.

2011 vs. 2010

The increase in pension expense, net of special items, was primarily attributable to the 60 bp decrease in the weighted average discount rate, resulting in higher amortization of actuarial losses. The increase was partially offset by a higher expected return on plan assets resulting from large contributions in 2011. Expense in 2011 included $1.3 of special termination and settlement charges.

2013 Outlook
Pension expense is estimated to be approximately $175 to $180 in 2013, an increase of $55 to $60 from 2012, resulting primarily from a decline in discount rates. In 2013, pension expense will include approximately $144 for amortization of actuarial losses compared to $96.0 in 2012. Net actuarial losses of $358.6 were incurred in 2012, resulting primarily from a 100 bp decrease in the weighted average discount rate, partially offset by actual asset returns above expected returns. Actuarial gains/losses are amortized into pension expense over prospective periods to the extent they are not offset by future gains or losses. Future changes in the discount rate and actual returns on plan assets, different from expected returns, would impact the actuarial gains/losses and resulting amortization in years beyond 2013.

Pension Funding
Pension funding includes both contributions to funded plans and benefit payments for unfunded plans. With respect to funded plans, our funding policy is that contributions, combined with appreciation and earnings, will be sufficient to pay benefits without creating unnecessary surpluses.

In addition, we make contributions to satisfy all legal funding requirements while managing our capacity to benefit from tax deductions attributable to plan contributions. We analyze the liabilities and demographics of each plan, which help guide the level of contributions. During 2012 and 2011, our cash contributions to funded plans and benefit payments for unfunded plans were $76.4 and $241.0, respectively.

Cash contributions to defined benefit plans, including benefit payments for unfunded plans, are estimated to be approximately $275 in 2013. Actual future contributions will depend on future funding legislation, discount rates, investment performance, plan design, and various other factors. Refer to the Contractual Obligations discussion on page 34 for a projection of future contributions.

ENVIRONMENTAL MATTERS

We are subject to various environmental laws and regulations in the countries in which we have operations. Compliance with these laws and regulations results in higher capital expenditures and costs. From time to time, we are involved in proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (the federal Superfund law), similar state laws, and the Resource Conservation and Recovery Act (RCRA) relating to the designation of certain sites for investigation and possible cleanup. Our accounting policy for environmental expenditures is discussed in Note 1, Major Accounting Policies, to the consolidated financial statements, and environmental loss contingencies are discussed in Note 16, Commitments and Contingencies, to the consolidated financial statements.

The amounts charged to income from continuing operations related to environmental matters totaled $44.7, $34.0, and $31.6 in 2012, 2011, and 2010, respectively. These amounts represent an estimate of expenses for compliance with environmental laws, remedial activities, and activities undertaken to meet internal Company standards. Future costs are not expected to be materially different from these amounts. Refer to Note 16, Commitments and Contingencies, to the consolidated financial statements for additional information.

Although precise amounts are difficult to determine, we estimate that in 2012 and 2011, we spent approximately $4 and $6, respectively, on capital projects to control pollution. Capital expenditures to control pollution in future years are estimated to be approximately $4 and $5 in 2013 and 2014, respectively.

We accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The potential exposure for such costs is estimated to range from $87 to a reasonably possible upper exposure of $101. The consolidated balance sheets at 30 September 2012 and 2011 included an accrual of $87.5 and $82.3, respectively. The accrual for the environmental obligations relating to the Pace, Florida; Piedmont, South Carolina; Paulsboro, New Jersey; and the Pasadena, Texas locations is included in these amounts. Refer to Note 16, Commitments and Contingencies, to the consolidated financial statements for further details on these facilities.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, we do not expect that any sum we may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse impact on our financial position or results of operations in any one year.

Some of our operations are within jurisdictions that have, or are developing regulations governing emissions of greenhouse gases (GHG). These include existing and expanding coverage under the European Union Emissions Trading Scheme; mandatory reporting and reductions at manufacturing facilities in Alberta, Canada; and mandatory reporting and anticipated constraints on GHG emissions in Ontario, Canada and South Korea. In addition, the U.S. Environmental Protection Agency is regulating GHG emissions for new construction and major modifications to existing facilities. At the U.S. state level, California's cap and trade program rules have been officially adopted, and our compliance obligation as a hydrogen producer is set to begin 1 January 2013. We believe we will be able to mitigate some of the costs through our contractual terms.

Increased public awareness and concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of GHG. Although uncertain, these developments could increase our costs related to consumption of electric power, hydrogen production, and fluorinated gases production. We believe we will be able to mitigate some of the potential costs through our contractual terms, but the lack of definitive legislation or regulatory requirements in some of the jurisdictions where we operate prevents accurate prediction of the long-term impact on us. Any legislation that limits or taxes GHG emissions from our facilities could impact our growth by increasing our operating costs or reducing demand for certain of our products.

Regulation of GHG may also produce new opportunities for us. We continue to develop technologies to help our facilities and our customers lower energy consumption, improve efficiency, and lower emissions. We are also developing a portfolio of technologies that capture carbon dioxide from power and chemical plants before it reaches the atmosphere, enable cleaner transportation fuels, and facilitate alternate fuel source development. In addition, the potential demand for clean coal and our carbon capture solutions could increase demand for oxygen, one of our main products, and our proprietary technology for delivering low-cost oxygen.

OFF-BALANCE SHEET ARRANGEMENTS

We have entered into certain guarantee agreements as discussed in Note 16, Commitments and Contingencies, to the consolidated financial statements. We are not a primary beneficiary in any material variable interest entity. We do not have any derivative instruments indexed to our own stock. Our off-balance sheet arrangements are not reasonably likely to have a material impact on financial condition, changes in financial condition, results of operations, or liquidity.

RELATED PARTY TRANSACTIONS

Our principal related parties are equity affiliates operating primarily in the industrial gas business. We did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated at arm's length with clearly independent parties.

INFLATION

The consolidated financial statements are presented in accordance with U.S. GAAP and do not fully reflect the impact of prior years' inflation. While some inflationary pressures existed during the first half of fiscal year 2012, inflation in the U.S. has been modest for several years. In addition, we operate in many countries that experience volatility in inflation and foreign exchange rates, with inflationary pressures that differ from those in the U.S. The ability to pass on inflationary cost increases is an uncertainty due to general economic conditions and competitive situations. It is estimated that the cost of replacing our plant and equipment today is greater than its historical cost. Accordingly, depreciation expense would be greater if the expense were stated on a current cost basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Note 1, Major Accounting Policies, to the consolidated financial statements describes our major accounting policies. Judgments and estimates of uncertainties are required in applying our accounting policies in many areas. However, application of the critical accounting policies discussed below requires management's significant judgments, often as the result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. Our management has reviewed these critical accounting policies and estimates and related disclosures with our audit committee.

Depreciable Lives of Plant and Equipment

Net plant and equipment at 30 September 2012 totaled $8,240.6, and depreciation expense totaled $813.7 during 2012. Plant and equipment is recorded at cost and depreciated using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its estimated economic useful life.

Economic useful life is the duration of time an asset is expected to be productively employed by us, which may be less than its physical life. Assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, contract life, market demand, competitive position, raw material availability, and geographic location.

The estimated economic useful life of an asset is monitored to determine its appropriateness, especially in light of changed business circumstances. For example, changes in technology, changes in the estimated future demand for products, or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In these cases, we would depreciate the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. Likewise, if the estimated useful life is increased, the adjustment to the useful life decreases depreciation expense per year on a prospective basis.

We have numerous long-term customer supply contracts, particularly in the gases on-site business within the Tonnage Gases segment. These contracts principally have initial contract terms of 15 to 20 years. There are also long-term customer supply contracts associated with the tonnage gases business within the Electronics and Performance Materials segment. These contracts principally have initial terms of 10 to 15 years. Additionally, we have several customer supply contracts within the Equipment and Energy segment with contract terms that are primarily 5 to 10 years. The depreciable lives of assets within this segment can be extended to 20 years for certain redeployable assets. Depreciable lives of the production assets related to long-term contracts are matched to the contract lives. Extensions to the contract term of supply frequently occur prior to the expiration of the initial term. As contract terms are extended, the depreciable life of the remaining net book value of the production assets is adjusted to match the new contract term, as long as it does not exceed the economic life of the asset.

The depreciable lives of production facilities within the Merchant Gases segment are principally 15 years. Customer contracts associated with products produced at these types of facilities typically have a much shorter term. The depreciable lives of production facilities within the Electronics and Performance Materials segment, where there is not an associated long-term supply agreement, range from 10 to 15 years. These depreciable lives have been determined based on historical experience combined with judgment on future assumptions such as technological advances, potential obsolescence, competitors' actions, etc. Management monitors its assumptions and may potentially need to adjust depreciable life as circumstances change.

A change in the depreciable life by one year for production facilities within the Merchant Gases and Electronics and Performance Materials segments for which there is not an associated long-term customer supply agreement would impact annual depreciation expense as summarized below:

	Decrease Life By 1 Year	Increase Life By 1 Year
Merchant Gases	$28	$(19)
Electronics and Performance Materials	$20	$(14)

Impairment of Long-Lived Assets

Plant and Equipment

Plant and equipment held for use is grouped for impairment testing at the lowest level for which there are identifiable cash flows. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such circumstances would include a significant decrease in the market value of a long-lived asset grouping, a significant adverse change in the manner in which the asset grouping is being used or in its physical condition, a history of operating or cash flow losses associated with the use of the asset grouping, or changes in the expected useful life of the long-lived assets.

If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by that asset group is compared to the carrying value to determine whether impairment exists. If an asset group is determined to be impaired, the loss is measured based on the difference between the asset group's fair value and its carrying value. An estimate of the asset group's fair value is based on the discounted value of its estimated cash flows. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions that differ from estimates could result in an impairment charge. We use reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

Goodwill

The acquisition method of accounting for business combinations currently requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of an acquired entity. Goodwill, including goodwill associated with equity affiliates of $126.4, was $1,724.8 as of 30 September 2012. The majority of our goodwill is assigned to reporting units within the Merchant Gases and Electronics and Performance Materials segments. Goodwill increased in 2012 primarily as a result of the Indura S.A. acquisition in Merchant Gases. Disclosures related to goodwill are included in Note 10, Goodwill and Intangible Assets, to the consolidated financial statements.

We perform an impairment test annually in the fourth quarter of the fiscal year. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicated that potential impairment exists. The impairment test requires that we compare the fair value of business reporting units to carrying value, including assigned goodwill. We have designated our reporting units for goodwill impairment testing as one level below the operating segment for which discrete financial information is available and whose operating results are reviewed by segment managers regularly. Currently, we have four business segments and thirteen reporting units. Reporting units are primarily based on products and geographic locations within each business segment.

In the fourth quarter of 2012, we conducted the required annual test of goodwill for impairment. We determined that the fair value of each of the reporting units substantially exceeded its carrying value, and therefore there were no indications of impairment.

We primarily use an income approach valuation model, representing the present value of future cash flows, to determine fair value of a reporting unit. Our valuation model uses a five-year growth period for the business and an estimated exit trading multiple. Management has determined the income approach valuation model represents the most appropriate valuation methodology due to the capital intensive nature of the business, long-term contractual nature of the business, relatively consistent cash flows generated by our reporting units, and limited comparables within the industry. The principal assumptions utilized in our income approach valuation model include revenue growth rate, operating profit margins, discount rate, and exit multiple. Revenue growth rate and operating profit assumptions are consistent with those utilized in our operating plan and long-term financial planning process. The discount rate assumption is calculated based upon an estimated weighted-average cost of capital, which includes factors such as the risk-free rate of return, cost of debt, and expected equity premiums. The exit multiple is determined from comparable industry transactions. Also, the expected cash flows consider the customer attrition rate assumption, which is based on historical experience and current and future expected market conditions. Management judgment is required in the determination of each assumption utilized in the valuation model, and actual results could differ from the estimates.

Intangible Assets

Intangible assets with determinable lives at 30 September 2012 totaled $663.9 and consisted primarily of customer relationships as well as purchased patents and technology. These intangible assets are tested for impairment as part of the long-lived asset grouping impairment tests. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See impairment discussion above under Plant and Equipment for a description of how impairment losses are determined.

Indefinite-lived intangible assets at 30 September 2012 totaled $97.7 and consisted primarily of trade names and trademarks. Indefinite-lived intangibles are subject to impairment testing at least annually. In addition, these intangible assets are tested more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. To determine fair value, we utilize an income approach, the royalty savings method. This method values an intangible asset by estimating the royalties saved through ownership of the asset.

Equity Investments

Investments in and advances to equity affiliates totaled $1,175.7 at 30 September 2012. The majority of our investments are non-publicly traded ventures with other companies in the industrial gas business. Summarized financial information of equity affiliates is included in Note 8, Summarized Financial Information of Equity Affiliates, to the consolidated financial statements. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

In the event that a decline in fair value of an investment occurs, and the decline in value is considered to be other than temporary, an impairment loss would be recognized. Management's estimate of fair value of an investment is based on estimated discounted future cash flows expected to be generated by the investee. Changes in key assumptions about the financial condition of an investee or actual conditions that differ from estimates could result in an impairment charge.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities measured using the enacted tax rate. At 30 September 2012, accrued income taxes and net deferred tax liabilities amounted to $48.5 and $475.7, respectively. Tax liabilities related to uncertain tax positions as of 30 September 2012 were $110.8, excluding interest and penalties. Income tax expense for the year ended 30 September 2012 was $287.3. Disclosures related to income taxes are included in Note 21, Income Taxes, to the consolidated financial statements.

Management judgment is required in determining income tax expense and the related balance sheet amounts. Judgments are required concerning the ultimate outcome of tax contingencies and the realization of deferred tax assets.

Actual income taxes paid may vary from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. We believe that our recorded tax liabilities adequately provide for these assessments.

Deferred tax assets are recorded for operating losses and tax credit carryforwards. However, when there are not sufficient sources of future taxable income to realize the benefit of the operating losses or tax credit carryforwards, these deferred tax assets are reduced by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, it is considered more likely than not that some portion or all of the deferred tax asset will not be realized. The factors used to assess the likelihood of realization include forecasted future taxable income and available tax planning strategies that could be implemented to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits. The effect of a change in the valuation allowance is reported in the income tax expense.

A 1% point increase/decrease in our effective tax rate would decrease/increase net income by approximately $13.

Pension Benefits

The amounts recognized in the consolidated financial statements for pension benefits under the defined benefit plans are determined on an actuarial basis utilizing numerous assumptions. The discussion that follows provides information on the significant assumptions and expense associated with the defined benefit plans.

Actuarial models are used in calculating the pension expense and liability related to the various defined benefit plans. These models have an underlying assumption that the employees render service over their service lives on a relatively consistent basis; therefore, the expense of benefits earned should follow a similar pattern.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. We determine assumptions about the discount rate, the expected rate of return on plan assets, and the rate of compensation increase. Note 15, Retirement Benefits, to the consolidated financial statements includes disclosure of these rates on a weighted-average basis for both the domestic and international plans. The actuarial models also use assumptions about demographic factors such as retirement age, mortality, and turnover rates. We believe the actuarial assumptions are reasonable. However, actual results could vary materially from these actuarial assumptions due to economic events and different rates of retirement, mortality, and turnover.

One of the critical assumptions used in the actuarial models is the discount rate. This rate reflects the prevailing market rate for high-quality, fixed-income debt instruments with maturities corresponding to the expected timing of benefit payments as of the annual measurement date for each of the various plans. The timing and amount of the expected benefit payments are matched against the returns of high-quality corporate bonds over the same time period to determine an overall effective discount rate. The rate is used to discount the future cash flows of benefit obligations back to the measurement date. This rate will change from year-to-year based on market conditions that affect corporate bond yields. A higher discount rate decreases the present value of the benefit obligations and results in lower pension expense. A 50 bp increase/decrease in the discount rate decreases/increases pension expense by approximately $25 per year.

The expected rate of return on plan assets represents the average rate of return to be earned by plan assets over the period that the benefits included in the benefit obligation are to be paid. The expected return on plan assets assumption is based on a weighted average of estimated long-term returns of major asset classes and the historical performance of plan assets. In determining asset class returns, we take into account historical long-term returns, and the value of active management, as well as the interest rate environment. Asset allocation is determined based on long-term return, volatility and correlation characteristics of the asset classes, the profiles of the plans' liabilities and acceptable levels of risk. Lower returns on the plan assets result in higher pension expense. A 50 bp increase/ decrease in the estimated rate of return on plan assets decreases/increases pension expense by approximately $15 per year.

We use a market-related valuation method for recognizing investment gains or losses. Investment gains or losses are the difference between the expected and actual return based on the market-related value of assets. This method recognizes certain investment gains or losses over a five-year period from the year in which they occur, which reduces year-to-year volatility. Expense in future periods will be impacted as gains or losses are recognized in the market-related value of assets over the five-year period.

The expected rate of compensation increase is another key assumption. We determine this rate based on review of the underlying long-term salary increase trend characteristic of labor markets and historical experience, as well as comparison to peer companies. A 50 bp increase/decrease in the expected rate of compensation increases/ decreases pension expense by approximately $12 per year.

Loss Contingencies

In the normal course of business we encounter contingencies, i.e., situations involving varying degrees of uncertainty as to the outcome and effect on us. We accrue a liability for loss contingencies when it is considered probable that a liability has been incurred and the amount of loss can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

Contingencies include those associated with litigation and environmental matters, for which our accounting policy is discussed in Note 1, Major Accounting Policies, to the consolidated financial statements, and particulars are provided in Note 16, Commitments and Contingencies, to the consolidated financial statements. Significant judgment is required in both determining probability and whether the amount of loss associated with a contingency can be reasonably estimated. These determinations are made based on the best available information at the time. As additional information becomes available, we reassess probability and estimates of loss contingencies. Revisions in the estimates associated with loss contingencies could have a significant impact on our results of operations in the period in which an accrual for loss contingencies is recorded or adjusted. For example, due to the inherent uncertainties related to environmental exposures, a significant increase to environmental liabilities could occur if a new site is designated, the scope of remediation is increased, or our proportionate share is increased. Similarly, a future charge for regulatory fines or damage awards associated with litigation could have a significant impact on our net income in the period in which it is recorded.

NEW ACCOUNTING GUIDANCE

See Note 2, New Accounting Guidance, to the consolidated financial statements for information concerning the implementation and impact of new accounting guidance.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis release contains "forward-looking statements" within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements about business outlook. These forward-looking statements are based on management's reasonable expectations and assumptions as of the date of this release. Actual performance and financial results may differ materially from projections and estimates expressed in the forward-looking statements because of many factors not anticipated by management, including, without limitation, deterioration in global or regional economic and business conditions; weakening demand for the Company's products and services; future financial and operating performance of major customers; unanticipated contract terminations or customer cancellations or postponement of projects and sales; the success of commercial negotiations; asset impairments or losses due to a decline in profitability of or demand for certain of the Company's products or businesses, or specific product or customer events; the impact of competitive products and pricing; interruption in ordinary sources of supply of raw materials; the ability to recover unanticipated increased energy and raw material costs from customers; costs and outcomes of litigation or regulatory activities; successful development and market acceptance of new products and applications; the ability to attract, hire and retain qualified personnel in all regions of the world where the Company operates; the success of productivity programs; the success and impact of restructuring and cost reduction initiatives; achieving anticipated acquisition synergies; the timing, impact, and other uncertainties of future acquisitions or divestitures; significant fluctuations in interest rates and foreign currencies from that currently anticipated; the continued availability of capital funding sources for all of the Company's foreign operations; the impact of environmental, tax, or other legislation and regulations in jurisdictions in which the Company and its affiliates operate; the impact of new or changed financial accounting guidance; the impact on the effective tax rate of changes in the mix of earnings among our U.S. and international operations; and other risk factors described in Section 1A. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company's assumptions, beliefs or expectations or any change in events, conditions, or circumstances upon which any such forward-looking statements are based.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our earnings, cash flows, and financial position are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. It is our policy to minimize our cash flow exposure to adverse changes in currency exchange rates and to manage the financial risks inherent in funding with debt capital.

We mitigate adverse energy price impacts through our cost pass-through contracts with customers and price increases. In the past, we have also entered into a limited number of commodity swap contracts in order to reduce the cash flow exposure to changes in the price of natural gas relative to certain oil-based feedstocks. There were no commodity swap contracts outstanding at 30 September 2012 and 2011.

We address these financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. Counterparties to all derivative contracts are major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for other than trading purposes. For details on the types and use of these derivative instruments and the major accounting policies, see Note 1, Major Accounting Policies, and Note 12, Financial Instruments, to the consolidated financial statements, for additional information.

Our derivative and other financial instruments consist of long-term debt (including current portion), interest rate swaps, cross currency interest rate swaps, and foreign exchange-forward contracts. The net market value of these financial instruments combined is referred to below as the net financial instrument position and is disclosed in Note 13, Fair Value Measurements, to the consolidated financial statements.

At 30 September 2012 and 2011, the net financial instrument position was a liability of $4,925.1 and $4,261.1, respectively. The increase in the net financial instrument position was due primarily to the impact of a higher book value of long-term debt (excluding exchange rate impacts).

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The market values for interest rate risk and foreign currency risk are calculated by us using a third-party software model that utilizes standard pricing models to determine the present value of the instruments based on market conditions (interest rates, spot and forward exchange rates, and implied volatilities) as of the valuation date.

Interest Rate Risk

Our debt portfolio, including swap agreements, as of 30 September 2012 primarily comprised debt denominated in U.S. dollars (50%) and Euros (29%), including the effect of currency swaps. This debt portfolio is composed of 51% fixed-rate debt and 49% variable-rate debt. Changes in interest rates have different impacts on the fixed- and variable-rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

The sensitivity analysis related to the fixed portion of our debt portfolio assumes an instantaneous 100 bp move in interest rates from the level at 30 September 2012, with all other variables held constant. A 100 bp increase in market interest rates would result in a decrease of $150 and $105 in the net liability position of financial instruments at 30 September 2012 and 2011, respectively. A 100 bp decrease in market interest rates would result in an increase of $162 and $113 in the net liability position of financial instruments at 30 September 2012 and 2011, respectively.

Based on the variable-rate debt included in our debt portfolio, including the interest rate swap agreements, a 100 bp increase in interest rates would result in an additional $26 and $23 of interest incurred per year at the end of 30 September 2012 and 2011, respectively. A 100 bp decline in interest rates would lower interest incurred by $26 and $23 per year at 30 September 2012 and 2011, respectively.

Foreign Currency Exchange Rate Risk

The sensitivity analysis assumes an instantaneous 10% change in the foreign currency exchange rates from their levels at 30 September 2012 and 2011, with all other variables held constant. A 10% strengthening or weakening of the functional currency of an entity versus all other currencies would result in a decrease or increase, respectively, of $274 and $271 in the net liability position of financial instruments at 30 September 2012 and 2011, respectively.

The primary currencies for which we have exchange rate exposure are the U.S. dollar versus the Euro and the U.S. dollar versus the Pound Sterling. Foreign currency debt, cross currency interest rate swaps, and foreign exchange-forward contracts are used in countries where we do business, thereby reducing our net asset exposure. Foreign exchange-forward contracts are also used to hedge our firm and highly anticipated foreign currency cash flows. Thus, there is either an asset/liability or cash flow exposure related to all of the financial instruments in the above sensitivity analysis for which the impact of a movement in exchange rates would be in the opposite direction and materially equal to the impact on the instruments in the analysis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Air Products' management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting, which is defined in the following sentences, is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting can only provide reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of our internal control over financial reporting may vary over time. Our processes contain self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

We acquired a controlling equity interest in the outstanding shares of Indura S.A. on 1 July 2012, and management excluded Indura S.A.'s internal control over financial reporting from its assessment of the effectiveness of our internal control over financial reporting as of 30 September 2012. The Company's consolidated financial statements included $1,747 million in total assets (10%) and $140 million in total sales (less than 2%) associated with Indura S.A. as of and for the year ended 30 September 2012.

Management has evaluated the effectiveness of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of 30 September 2012, the Company's internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has issued their opinion on the Company's internal control over financial reporting as of 30 September 2012 as stated in their report which appears herein.

/s/ John E. McGlade
John E. McGlade
Chairman, President, and
Chief Executive Officer
20 November 2012

/s/ Paul E. Huck
Paul E. Huck
Senior Vice President and
Chief Financial Officer
20 November 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Air Products and Chemicals, Inc.:

We have audited the accompanying consolidated balance sheets of Air Products and Chemicals, Inc. and Subsidiaries (the Company) as of 30 September 2012 and 2011, and the related consolidated income statements and consolidated statements of equity, comprehensive income, and cash flows for each of the years in the three-year period ended 30 September 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule referred to in Item 15(a)(2) in this Form 10-K. We also have audited the Company's internal control over financial reporting as of 30 September 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Products and Chemicals, Inc. and Subsidiaries as of 30 September 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 September 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Air Products and Chemicals, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 30 September 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired a controlling equity interest in the outstanding shares of Indura S.A. on 1 July 2012 and management excluded Indura S.A.'s internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of 30 September 2012. The Company's consolidated financial statements included $1,747 million in total assets (10%) and $140 million in total sales (less than 2%) associated with Indura S.A. as of and for the year ended 30 September 2012. Our audit of internal control over financial reporting of Air Products and Chemicals, Inc. also excluded an evaluation of the internal control over financial reporting of Indura S.A.

/s/ KPMG LLP
Philadelphia, Pennsylvania
20 November 2012

The Consolidated Financial Statements

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED INCOME STATEMENTS

Year ended 30 September (Millions of dollars, except for share data)	2012	2011	2010
Sales	**$9,611.7**	$9,673.7	$8,616.1
Cost of sales	**7,051.9**	7,098.3	6,288.9
Selling and administrative	**946.8**	941.7	886.6
Research and development	**126.4**	118.8	114.7
Business restructuring and cost reduction plans	**327.4**	—	—
Gain on previously held equity interest	**85.9**	—	—
Net loss on Airgas transaction	**—**	48.5	96.0
Customer bankruptcy	**9.8**	—	(6.4)
Pension settlement	**—**	—	11.5
Other income, net	**47.1**	41.7	42.9
Operating Income	**1,282.4**	1,508.1	1,267.7
Equity affiliates' income	**153.8**	154.3	126.9
Interest expense	**123.7**	115.5	121.9
Income from Continuing Operations before Taxes	**1,312.5**	1,546.9	1,272.7
Income tax provision	**287.3**	375.3	305.7
Income from Continuing Operations	**1,025.2**	1,171.6	967.0
Income from Discontinued Operations, net of tax	**168.1**	89.9	87.5
Net Income	**1,193.3**	1,261.5	1,054.5
Less: Net Income Attributable to Noncontrolling Interests	**26.0**	37.3	25.4
Net Income Attributable to Air Products	**$1,167.3**	$1,224.2	$1,029.1
Net Income Attributable to Air Products			
Income from continuing operations	**$999.2**	$1,134.3	$941.6
Income from discontinued operations	**168.1**	89.9	87.5
Net Income Attributable to Air Products	**$1,167.3**	$1,224.2	$1,029.1
Basic Earnings Per Common Share Attributable to Air Products			
Income from continuing operations	**$4.73**	$5.33	$4.44
Income from discontinued operations	**.80**	.42	.41
Net Income Attributable to Air Products	**$5.53**	$5.75	$4.85
Diluted Earnings Per Common Share Attributable to Air Products			
Income from continuing operations	**$4.66**	$5.22	$4.34
Income from discontinued operations	**.78**	.41	.40
Net Income Attributable to Air Products	**$5.44**	$5.63	$4.74
Weighted Average of Common Shares Outstanding (in millions)	**211.2**	213.0	212.2
Weighted Average of Common Shares Outstanding Assuming Dilution (in millions)	**214.7**	217.6	217.1

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

Year ended 30 September (Millions of dollars)	**2012**	2011	2010
Net Income	**$1,193.3**	$1,261.5	$1,054.5
Other Comprehensive Income (Loss), net of tax:			
Translation adjustments, net of tax of $8.9, $9.9, and $69.5	**84.6**	(82.8)	138.4
Net gain (loss) on derivatives, net of tax of ($9.8), $0.2, and ($5.5)	**(21.8)**	.8	(11.6)
Unrealized holding gain (loss) on available-for-sale securities, net of tax of $—, ($3.3), and $12.1	**—**	(4.6)	20.2
Pension and postretirement benefits, net of tax of ($124.6), ($59.2), and ($103.0)	**(246.0)**	(66.6)	(201.9)
Reclassification adjustments:			
Currency translation adjustment	**13.3**	.4	(.7)
Derivatives, net of tax of $5.0, $3.4, and $7.0	**12.4**	11.5	14.8
Available-for-sale securities, net of tax of $—, ($9.3), and ($5.8)	**—**	(16.1)	(10.0)
Pension and postretirement benefits, net of tax of $36.5, $35.1, and $29.5	**67.0**	67.7	55.0
Total Other Comprehensive Income (Loss)	**(90.5)**	(89.7)	4.2
Comprehensive Income	**1,102.8**	1,171.8	1,058.7
Net Income Attributable to Noncontrolling Interests	**26.0**	37.3	25.4
Other Comprehensive Income Attributable to Noncontrolling Interests	**4.9**	4.3	1.8
Comprehensive Income Attributable to Air Products	**$1,071.9**	$1,130.2	$1,031.5

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

30 September (Millions of dollars, except for share data)	2012	2011
Assets		
Current Assets		
Cash and cash items	**$454.4**	$421.4
Trade receivables, net	**1,544.7**	1,361.6
Inventories	**786.6**	670.2
Contracts in progress, less progress billings	**190.8**	146.7
Prepaid expenses	**81.7**	77.5
Other receivables and current assets	**342.0**	269.2
Current assets of discontinued operations	**15.6**	243.2
Total Current Assets	**3,415.8**	3,189.8
Investment in net assets of and advances to equity affiliates	**1,175.7**	1,011.6
Plant and equipment, net	**8,240.6**	7,222.7
Goodwill	**1,598.4**	796.2
Intangible assets, net	**761.6**	260.5
Noncurrent capital lease receivables	**1,328.9**	1,042.8
Other noncurrent assets	**393.6**	478.2
Noncurrent assets of discontinued operations	**27.2**	288.9
Total Noncurrent Assets	**13,526.0**	11,100.9
Total Assets	**$16,941.8**	$14,290.7
Liabilities and Equity		
Current Liabilities		
Payables and accrued liabilities	**$1,927.7**	$1,599.7
Accrued income taxes	**48.5**	65.0
Short-term borrowings	**633.4**	561.8
Current portion of long-term debt	**74.3**	72.2
Current liabilities of discontinued operations	**6.0**	43.3
Total Current Liabilities	**2,689.9**	2,342.0
Long-term debt	**4,584.2**	3,927.5
Other noncurrent liabilities	**1,980.9**	1,500.0
Deferred income taxes	**670.8**	558.2
Noncurrent liabilities of discontinued operations	**.2**	24.3
Total Noncurrent Liabilities	**7,236.1**	6,010.0
Total Liabilities	**9,926.0**	8,352.0
Commitments and Contingencies—See Note 16		
Redeemable Noncontrolling Interest	**392.5**	—
Air Products Shareholders' Equity		
Common stock (par value $1 per share; issued 2012 and 2011—249,455,584 shares)	**249.4**	249.4
Capital in excess of par value	**810.5**	805.6
Retained earnings	**9,234.5**	8,599.5
Accumulated other comprehensive loss	**(1,348.8)**	(1,253.4)
Treasury stock, at cost (2012—36,979,704 shares; 2011—39,270,328 shares)	**(2,468.4)**	(2,605.3)
Total Air Products Shareholders' Equity	**6,477.2**	5,795.8
Noncontrolling Interests	**146.1**	142.9
Total Equity	**6,623.3**	5,938.7
Total Liabilities and Equity	**$16,941.8**	$14,290.7

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended 30 September (Millions of dollars)	**2012**	2011	2010
Operating Activities			
Net Income	**$1,193.3**	$1,261.5	$1,054.5
Less: Net income attributable to noncontrolling interests	**26.0**	37.3	25.4
Net income attributable to Air Products	**1,167.3**	1,224.2	1,029.1
Income from discontinued operations	**(168.1)**	(89.9)	(87.5)
Income from continuing operations attributable to Air Products	**999.2**	1,134.3	941.6
Adjustments to reconcile income to cash provided by operating activities:			
Depreciation and amortization	**840.8**	834.3	826.8
Deferred income taxes	**65.2**	185.7	89.1
Benefit from Spanish tax ruling	**(58.3)**	—	—
Gain on previously held equity interest	**(85.9)**	—	—
Undistributed earnings of unconsolidated affiliates	**(53.6)**	(47.5)	(50.6)
Gain on sale of assets and investments	**(8.4)**	(14.6)	(16.4)
Share-based compensation	**43.8**	44.8	48.6
Noncurrent capital lease receivables	**(282.5)**	(272.5)	(85.6)
Net loss on Airgas transaction	**—**	48.5	96.0
Payment of Airgas acquisition-related costs	**—**	(156.2)	(12.0)
Write-down of long-lived assets associated with restructuring / customer bankruptcy	**80.2**	—	—
Other adjustments	**124.5**	68.2	10.1
Working capital changes that provided (used) cash, excluding effects of acquisitions and divestitures:			
Trade receivables	**(55.1)**	(53.8)	(104.9)
Inventories	**1.3**	(107.5)	(62.9)
Contracts in progress, less progress billings	**(42.9)**	16.7	(33.9)
Other receivables	**(18.3)**	8.0	35.2
Payables and accrued liabilities	**249.7**	(29.8)	(281.3)
Other working capital	**(34.6)**	51.8	85.2
Cash Provided by Operating Activities	**1,765.1**	1,710.4	1,485.0
Investing Activities			
Additions to plant and equipment	**(1,521.0)**	(1,309.3)	(988.7)
Acquisitions, less cash acquired	**(863.4)**	(10.8)	(37.2)
Investment in and advances to unconsolidated affiliates	**(175.4)**	(45.8)	(4.8)
Investment in Airgas stock	**—**	—	(69.6)
Proceeds from sale of Airgas stock	**—**	94.7	—
Proceeds from sale of assets and investments	**52.5**	81.6	52.4
Change in restricted cash	**76.1**	19.8	33.6
Other investing activities	**(4.0)**	—	—
Cash Used for Investing Activities	**(2,435.2)**	(1,169.8)	(1,014.3)
Financing Activities			
Long-term debt proceeds	**900.4**	409.8	226.2
Payments on long-term debt	**(490.6)**	(187.1)	(436.4)
Net increase (decrease) in commercial paper and short-term borrowings	**9.8**	234.3	(74.2)
Dividends paid to shareholders	**(514.9)**	(456.7)	(398.7)
Purchase of treasury shares	**(53.1)**	(649.2)	—
Proceeds from stock option exercises	**124.3**	148.2	88.1
Excess tax benefit from share-based compensation	**31.0**	47.6	23.9
Payment for subsidiary shares from noncontrolling interests	**(58.4)**	—	—
Other financing activities	**(26.9)**	(31.5)	(8.2)
Cash Used for Financing Activities	**(78.4)**	(484.6)	(579.3)
Discontinued Operations			
Cash provided by operating activities	**33.6**	42.8	37.4
Cash provided by (used for) investing activities	**765.4**	(42.4)	(42.2)
Cash provided by (used for) financing activities	**—**	.1	(.4)
Cash Provided by (Used for) Discontinued Operations	**799.0**	.5	(5.2)
Effect of Exchange Rate Changes on Cash	**(18.6)**	(8.3)	(.1)
Increase (Decrease) in Cash and Cash Items	**31.9**	48.2	(113.9)
Cash and Cash Items—Beginning of Year	**422.5**	374.3	488.2
Cash and Cash Items—End of Period	**454.4**	422.5	374.3
Less: Cash and Cash Items—Discontinued Operations	**—**	1.1	.6
Cash and Cash Items—Continuing Operations	**$454.4**	$421.4	$373.7
Supplemental Cash Flow Information			
Significant noncash transactions			
Short-term borrowings associated with SAGA acquisition	**$—**	$—	$60.9
Noncurrent liability related to the purchase of shares from noncontrolling interests	**—**	—	42.0

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

Year ended 30 September (Millions of dollars)	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Air Products Shareholders' Equity	Non-controlling Interests	Total Equity
Balance 30 September 2009	**$249.4**	**$822.9**	**$7,234.6**	**$(1,161.8)**	**$(2,353.2)**	**$4,791.9**	**$138.1**	**$4,930.0**
Net Income			1,029.1			1,029.1	25.4	1,054.5
Other comprehensive income (loss)				2.4		2.4	1.8	4.2
Share-based compensation expense		48.6				48.6		48.6
Issuance of treasury shares for stock option and award plans		(76.0)			155.7	79.7		79.7
Tax benefit of stock option and award plans		35.0				35.0		35.0
Cash dividends ($1.92 per share)			(408.4)			(408.4)		(408.4)
Dividends to noncontrolling interests							(18.7)	(18.7)
Purchase of noncontrolling interests		(28.3)				(28.3)	(10.8)	(39.1)
Contribution from noncontrolling interests							14.7	14.7
Other			(3.1)			(3.1)	.2	(2.9)
Balance 30 September 2010	**$249.4**	**$802.2**	**$7,852.2**	**$(1,159.4)**	**$(2,197.5)**	**$5,546.9**	**$150.7**	**$5,697.6**
Net Income			1,224.2			1,224.2	37.3	1,261.5
Other comprehensive income (loss)				(94.0)		(94.0)	4.3	(89.7)
Share-based compensation expense		44.8				44.8		44.8
Purchase of treasury shares					(649.2)	(649.2)		(649.2)
Issuance of treasury shares for stock option and award plans		(98.6)			241.4	142.8		142.8
Tax benefit of stock option and award plans		63.7				63.7		63.7
Cash dividends ($2.23 per share)			(473.8)			(473.8)		(473.8)
Dividends to noncontrolling interests							(31.4)	(31.4)
Purchase of noncontrolling interests		(6.1)				(6.1)		(6.1)
Contribution from noncontrolling interests							1.4	1.4
Other		(.4)	(3.1)			(3.5)	(19.4)	(22.9)
Balance 30 September 2011	**$249.4**	**$805.6**	**$8,599.5**	**$(1,253.4)**	**$(2,605.3)**	**$5,795.8**	**$142.9**	**$5,938.7**
Net Income			1,167.3			1,167.3	28.4	1,195.7
Other comprehensive income (loss)				(95.4)		(95.4)	4.9	(90.5)
Share-based compensation expense		43.4				43.4		43.4
Purchase of treasury shares					(53.1)	(53.1)		(53.1)
Issuance of treasury shares for stock option and award plans		(74.6)			190.0	115.4		115.4
Tax benefit of stock option and award plans		38.6				38.6		38.6
Cash dividends ($2.50 per share)			(529.0)			(529.0)		(529.0)
Indura business combination							14.8	14.8
Dividends to noncontrolling interests							(26.7)	(26.7)
Purchase of noncontrolling interests		(4.4)				(4.4)	(1.9)	(6.3)
Other		1.9	(3.3)			(1.4)	(16.3)	(17.7)
Balance 30 September 2012	**$249.4**	**$810.5**	**$9,234.5**	**$(1,348.8)**	**$(2,468.4)**	**$6,477.2**	**$146.1**	**$6,623.3**

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Millions of dollars, except for share data)

1. MAJOR ACCOUNTING POLICIES

Consolidation Principles

The consolidated financial statements include the accounts of Air Products and Chemicals, Inc. and those of its controlled subsidiaries ("we," "our," "us," the "Company," "Air Products," or "registrant"), which are generally majority owned. Intercompany transactions and balances are eliminated in consolidation.

We consolidate all entities that we control. The general condition for control is ownership of a majority of the voting interests of an entity. Control may also exist in arrangements where we are the primary beneficiary of a variable interest entity (VIE). An entity that will have both the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb the losses or receive the benefits significant to the VIE is considered a primary beneficiary of that entity. We have determined that we are not a primary beneficiary in any material variable interest entity.

Estimates and Assumptions

The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized as risk and title to the product transfer to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectibility is reasonably assured. Sales returns and allowances are not a business practice in the industry.

Revenue from equipment sale contracts is recorded primarily using the percentage-of-completion method. Under this method, revenue from the sale of major equipment, such as liquefied natural gas (LNG) heat exchangers and large air separation units, is recognized primarily based on labor hours incurred to date compared with total estimated labor hours. Changes to total estimated labor hours and anticipated losses, if any, are recognized in the period determined.

Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases. In cases where operating lease treatment is necessary, there is no difference in revenue recognition over the life of the contract as compared to accounting for the contract as product sales. In cases where capital lease treatment is necessary, the timing of revenue and expense recognition is impacted. Revenue and expense are recognized up front for the sale of equipment component of the contract as compared to revenue recognition over the life of the arrangement under contracts not qualifying as capital leases. Additionally, a portion of the revenue representing interest income from the financing component of the lease receivable is reflected as sales over the life of the contract.

If an arrangement involves multiple deliverables, the delivered items are considered separate units of accounting if the items have value on a stand-alone basis. Revenues are allocated to each deliverable based upon relative selling prices derived from company specific evidence.

Amounts billed for shipping and handling fees are classified as sales in the consolidated income statements.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from sales in the consolidated income statements. We record a liability until remitted to the respective taxing authority.

Cost of Sales

Cost of sales predominantly represents the cost of tangible products sold. These costs include labor, raw materials, plant engineering, power, depreciation, production supplies and materials packaging costs, and maintenance costs. Costs incurred for shipping and handling are also included in cost of sales.

Depreciation

Depreciation is recorded using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its expected economic useful life. The principal lives for major classes of plant and equipment are summarized in Note 9, Plant and Equipment.

Selling and Administrative

The principal components of selling and administrative expenses are salaries, advertising, and promotional costs.

Postemployment Benefits

We have a severance policy for eligible employees. When termination benefits provided to employees as part of a cost reduction plan, such as that discussed in Note 4, Business Restructuring and Cost Reduction Plans, meet the definition of an ongoing benefit arrangement, a liability is recognized for termination benefits when probable and estimable. These criteria are met when management, with the appropriate level of authority, approves and commits to its plan of action for termination; the plan identifies the employees to be terminated and their related benefits; and the plan is to be completed within one year. During periods of operations where terminations are made on an as-needed basis, absent a detailed committed plan, terminations are accounted for on an individual basis and a liability is recognized when probable and estimable.

Fair Value Measurements

We are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, fair value is used in the initial measurement of net assets acquired in a business combination; on a recurring basis in the measurement of derivative financial instruments; and on a nonrecurring basis when long-lived assets are written down to fair value when held for sale or determined to be impaired. Refer to Note 13, Fair Value Measurements, for information on the methods and assumptions used in our fair value measurements.

Financial Instruments

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. Refer to Note 12, Financial Instruments, for further detail on the types and use of derivative instruments that we enter into. The types of derivative financial instruments permitted for such risk management programs are specified in policies set by management.

Major financial institutions are counterparties to all of these derivative contracts. We have established counterparty credit guidelines and only enter into transactions with financial institutions of investment grade or better. Management believes the risk of incurring losses related to credit risk is remote, and any losses would be immaterial to the consolidated financial results, financial condition, or liquidity.

We recognize derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, we generally designate the derivative as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), (2) a hedge of a net investment in a foreign operation (net investment hedge), or (3) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

The following details the accounting treatment of our cash flow, fair value, net investment, and non-designated hedges:

- Changes in the fair value of a derivative that is designated as and meets the cash flow hedge criteria are recorded in Accumulated Other Comprehensive Income (AOCI) to the extent effective and then recognized in earnings when the hedged items affect earnings.
- Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.
- Changes in the fair value of a derivative, foreign currency debt, and qualifying intercompany loans that are related to an outstanding borrowing from a third party that are designated as and meet all the required criteria for a hedge of a net investment are recorded as translation adjustments in AOCI.
- Changes in the fair value of a derivative that is not designated as a hedge are recorded immediately in earnings.

We formally document the relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes relating derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, at the inception of the hedge and on an ongoing basis, whether derivatives are highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we will discontinue hedge accounting with respect to that derivative prospectively.

Foreign Currency
Since we do business in many foreign countries, fluctuations in currency exchange rates affect our financial position and results of operations.

In most of our foreign operations, local currency is considered the functional currency. Foreign subsidiaries translate their assets and liabilities into U.S. dollars at current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process are shown as translation adjustments in AOCI in the equity section of the balance sheet.

The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevail during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period, depending on the value of the dollar against foreign currencies. Some transactions are made in currencies different from an entity's functional currency. Gains and losses from these foreign currency transactions are generally included in earnings as they occur.

Environmental Expenditures
Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Remediation costs are capitalized if the costs improve the Company's property as compared with the condition of the property when originally constructed or acquired, or if the costs prevent environmental contamination from future operations. We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. The amounts charged to income from continuing operations related to environmental matters totaled $44.7 in fiscal 2012, $34.0 in 2011, and $31.6 in 2010.

The measurement of environmental liabilities is based on an evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. An environmental liability related to cleanup of a contaminated site might include, for example, a provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures, post-remediation monitoring costs, and outside legal fees. These liabilities include costs related to other potentially responsible parties to the extent that we have reason to believe such parties will not fully pay their proportionate share. They do not take into account any claims for recoveries from insurance or other parties and are not discounted.

As assessments and remediation progress at individual sites, the amount of projected cost is reviewed, and the liability is adjusted to reflect additional technical and legal information that becomes available. Management has an established process in place to identify and monitor the Company's environmental exposures. An environmental accrual analysis is prepared and maintained that lists all environmental loss contingencies, even where an accrual has not been established. This analysis assists in monitoring the Company's overall environmental exposure and serves as a tool to facilitate ongoing communication among the Company's technical experts, environmental managers, environmental lawyers, and financial management to ensure that required accruals are recorded and potential exposures disclosed.

Given inherent uncertainties in evaluating environmental exposures, actual costs to be incurred at identified sites in future periods may vary from the estimates. Refer to Note 16, Commitments and Contingencies, for additional information on the Company's environmental loss contingencies.

The accruals for environmental liabilities are reflected in the consolidated balance sheets, primarily as part of other noncurrent liabilities.

Litigation
In the normal course of business, we are involved in legal proceedings. We accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency includes estimates of potential damages and other directly related costs expected to be incurred. Refer to Note 16, Commitments and Contingencies, for additional information on our current legal proceedings.

Share-Based Compensation
We have various share-based compensation programs, which include stock options, deferred stock units, and restricted stock. We expense the grant-date fair value of these awards over the vesting period during which employees perform related services. Beginning in fiscal year 2011, we moved from a lattice-based valuation model to a Black Scholes model to value stock option awards. The change in valuation models was not significant to our consolidated financial statements. Refer to Note 18, Share-Based Compensation, for further detail.

Income Taxes
We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. A principal temporary difference results from the excess of tax depreciation over book depreciation because accelerated methods of depreciation and shorter useful lives are used for income tax purposes. The cumulative impact of a change in tax rates or regulations is included in income tax expense in the period that includes the enactment date.

A tax benefit for an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination based on its technical merits. This position is measured as the largest amount of tax benefit that is greater than 50% likely of being realized. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense. For additional information regarding our income taxes, refer to Note 21, Income Taxes.

Cash and Cash Items
Cash and cash items include cash, time deposits, and certificates of deposit acquired with an original maturity of three months or less.

Trade Receivables, net
Trade receivables comprise amounts owed to us through our operating activities and are presented net of allowances for doubtful accounts. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations. A provision for customer defaults is made on a general formula basis when it is determined that the risk of some default is probable and estimable but

cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience, and existing economic conditions. The allowances also include amounts for certain customers where a risk of default has been specifically identified considering factors such as the financial condition of the customer and customer disputes over contractual terms and conditions. Allowances for doubtful accounts were $103.5 and $78.1 as of fiscal year end 2012 and 2011, respectively. Provisions to the allowances for doubtful accounts charged against income were $36.8, $23.4, and $29.5 in 2012, 2011, and 2010, respectively.

Inventories
Inventories are stated at the lower of cost or market. We write down our inventories for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions.

We utilize the last-in, first-out (LIFO) method for determining the cost of inventories in the Merchant Gases, Tonnage Gases, and Electronics and Performance Materials segments in the United States. Inventories for these segments outside of the United States are accounted for on the first-in, first-out (FIFO) method, as the LIFO method is not generally permitted in the foreign jurisdictions where these segments operate. The inventories of the Equipment and Energy segment on a worldwide basis, as well as all other inventories, are accounted for on the FIFO basis.

At the business segment level, inventories are recorded at FIFO and the LIFO pool adjustments are not allocated to the business segments.

Equity Investments
The equity method of accounting is used when we exercise significant influence but do not have operating control, generally assumed to be 20%-50% ownership. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Plant and Equipment
Plant and equipment is stated at cost less accumulated depreciation. Construction costs, labor, and applicable overhead related to installations are capitalized. Expenditures for additions and improvements that extend the lives or increase the capacity of plant assets are capitalized. The costs of maintenance and repairs of plant and equipment are charged to expense as incurred.

Fully depreciated assets are retained in the gross plant and equipment and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Computer Software
We capitalize costs incurred to purchase or develop software for internal use. Capitalized costs include purchased computer software packages, payments to vendors/consultants for development and implementation or modification to a purchased package to meet our requirements, payroll and related costs for employees directly involved in development, and interest incurred while software is being developed. Capitalized computer software costs are included in the balance sheet classification plant and equipment and depreciated over the estimated useful life of the software, generally a period of three to ten years.

Capitalized Interest
As we build new plant and equipment, we include in the cost of these assets a portion of the interest payments we make during the year. The amount of capitalized interest was $30.2, $22.7, and $14.3 in 2012, 2011, and 2010, respectively.

Impairment of Long-Lived Assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If an asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset group's carrying amount exceeds its fair value. Long-lived assets to be sold are reported at the lower of carrying amount or fair value less cost to sell.

Government Grants
We receive government grants that primarily relate to research and development projects. Government grants are recognized when there is reasonable assurance that the grant will be received and that we have complied with the conditions of the grant. Government grants related to assets are included in the balance sheet as a reduction of the cost of the asset and result in reduced depreciation expense over the useful life of the asset. Government grants that relate to expenses are recognized in the income statement as a reduction of the related expense or as a component of other income.

Asset Retirement Obligations
The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The fair value of the liability is measured at discounted estimated cash flows and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company's asset retirement obligations are primarily associated with Tonnage Gases on-site long-term supply contracts, under which the Company has built a facility on land owned by the customer and is obligated to remove the facility at the end of the contract term. The Company's asset retirement obligations totaled $76.7 and $63.4 at 30 September 2012 and 2011, respectively.

Goodwill
Acquisitions are accounted for using the acquisition method. The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired, including identified intangibles, is recorded as goodwill. Preliminary purchase price allocations are made at the date of acquisition and finalized when information needed to affirm underlying estimates is obtained, within a maximum allocation period of one year.

Goodwill is subject to impairment testing at least annually. In addition, goodwill is tested more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists.

Intangible Assets
Intangible assets with determinable lives primarily consist of customer relationships as well as purchased patents and technology. The cost of intangible assets with determinable lives is amortized on a straight-line basis over the estimated period of economic benefit. No residual value is estimated for these intangible assets. Indefinite-lived intangible assets primarily consist of trade names and trademarks. Indefinite-lived intangibles are subject to impairment testing at least annually. In addition, intangible assets are tested more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists.

Customer relationships are generally amortized over periods of five to twenty-five years. Purchased patents and technology and other intangibles are amortized based on contractual terms, ranging generally from five to twenty years. Amortizable lives are adjusted whenever there is a change in the estimated period of economic benefit.

Restricted Cash
Restricted cash includes the proceeds from the issuance of certain industrial revenue bonds that must be held in escrow until related project spending occurs. Restricted cash is classified as other noncurrent assets in the consolidated balance sheets. Refer to Note 22, Supplemental Information.

Pension Benefits
The cost of pension benefits is recognized over the employees' service period. We are required to use actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of expense. Differences between actual and expected results or changes in the value of obligations and plan assets are not recognized in earnings as they occur but, rather, systematically and gradually over subsequent periods. Refer to Note 15, Retirement Benefits, for disclosures related to our pension and other postretirement benefits.

2. NEW ACCOUNTING GUIDANCE

Accounting Guidance Implemented in 2012

Statement Of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that amends previous guidance for the presentation of comprehensive income. It eliminates the current option to present other comprehensive income in the statement of changes in equity. Under this revised guidance, an entity will have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. In December 2011, the FASB approved a deferral of the effective date of certain requirements related to the presentation and disclosure of reclassification adjustments from other comprehensive income to net income. We adopted the retained portion of the guidance for our fiscal year 2012 annual disclosures and presented separate but consecutive financial statements.

Multiemployer Pension

In September 2011, the FASB issued authoritative guidance that amends previous guidance related to the disclosure requirements for employers participating in multiemployer pension plans. The purpose of the new disclosures is to provide financial statement users with information about an employer's level of participation in and the financial health of significant plans. Current recognition and measurement guidance for an employer's participation in a multiemployer plan is not affected. This guidance was effective for our fiscal year 2012 annual disclosures. Based on our level of participation in multiemployer plans, the adoption of this guidance did not have a material impact on our consolidated financial statements.

Fair Value Measurements

In May 2011, the FASB issued authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements which utilize inputs that are based on our own internal assumptions. This standard was effective for us for beginning in the second quarter of fiscal year 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

New Accounting Guidance to Be Implemented

Goodwill Impairment

In September 2011, the FASB issued authoritative guidance that amends previous guidance related to the manner in which entities test goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test is optional. This guidance will be effective for us for annual and interim goodwill impairment tests performed after 30 September 2012. The implementation of this guidance does not impact our consolidated financial statements.

Indefinite-lived Intangible Asset Impairment

In July 2012, the FASB amended the guidance on indefinite-lived intangible asset impairment testing to allow companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived asset is less than its carrying amount. If it is determined to be more likely than not that the fair value of an indefinite-lived asset is less than its carrying amount, entities must perform the quantitative analysis of the asset impairment test. Otherwise, the quantitative test is optional. The guidance will be effective for us for annual and interim impairment tests performed after 30 September 2012. The implementation of this guidance does not impact our consolidated financial statements.

3. DISCONTINUED OPERATIONS

In January 2012, the Board of Directors authorized the sale of our Homecare business, which had previously been reported as part of the Merchant Gases operating segment.

On 8 January 2012, we reached an agreement for The Linde Group to purchase our Homecare business in Belgium, Germany, France, Portugal, and Spain. This business represented approximately 80% of our total Homecare business revenues.

The transaction with Linde closed on 30 April 2012. Total sale proceeds of €590 million ($777) were received in cash at closing. This amount included contingent proceeds of €110 million ($144) related to the outcome of certain retender arrangements. The gain related to the contingent proceeds is deferred in other noncurrent liabilities and will be recognized in the results of discontinued operations when the contingencies are resolved and the final proceeds are realized per the terms of the agreement. As of 30 September 2012, there has been no change to our assessment of this liability. We are also entitled to additional cash proceeds based upon collection of accounts receivable. As of 30 September 2012, €26 million ($32) was received, and we anticipate receipt of the remaining €6 million ($8) during the next fiscal year. A gain of $207.4 ($150.3 after-tax, or $.70 per share) was recognized on the sale of this business in the third quarter of fiscal year 2012.

We are actively marketing the remaining portion of the Homecare business, which is primarily in the United Kingdom and Ireland. We hope to close on the sale of this business before the end of calendar 2012. In the third quarter of 2012, we recorded an impairment charge of $33.5 ($29.5 after-tax, or $.14 per share) to write down the remaining business to its estimated net realizable value. For additional information, see Note 13, Fair Value Measurements. Additional charges may be recorded in future periods, dependent upon the timing and method of ultimate disposition.

The Homecare business is being accounted for as a discontinued operation. The results of operations and cash flows of this business have been removed from the results of continuing operations for all periods presented. The assets and liabilities of discontinued operations have been reclassified and are segregated in the consolidated balance sheets.

The results of discontinued operations are summarized below:

	2012	2011	2010
Sales	**$258.0**	$408.3	$409.9
Income before taxes	**$68.1**	$114.1	$121.3
Income tax provision	**20.8**	24.2	33.8
Income from operations of discontinued operations	**47.3**	89.9	87.5
Gain on sale of business and impairment/write-down, net of tax	**120.8**	—	—
Income from Discontinued Operations, net of tax	**$168.1**	$89.9	$87.5

For the year ended 30 September 2011, the income tax provision includes a tax benefit of $8.9, or $.04 per share, resulting from the completion of an audit of tax years 2007 and 2008 by the U.S. Internal Revenue Service related to our previously divested U.S. Healthcare business. For additional details on this tax benefit, refer to Note 21, Income Taxes.

Assets and liabilities of discontinued operations consist of the following:

30 September	**2012**	2011
Cash and cash items	**$—**	$1.1
Trade receivables, net	**15.0**	213.4
Inventories	**.5**	11.2
Other current assets	**.1**	17.5
Total Current Assets	**$15.6**	$243.2
Plant and equipment, net	**$27.2**	$189.3
Goodwill	—	96.2
Other noncurrent assets	—	3.4
Total Noncurrent Assets	**$27.2**	$288.9
Payables and accrued liabilities	**$6.0**	$42.1
Accrued income taxes	—	.5
Short-term borrowings	—	.7
Total Current Liabilities	**$6.0**	$43.3
Other noncurrent liabilities	**$.2**	$12.4
Deferred income taxes	—	11.9
Total Noncurrent Liabilities	**$.2**	$24.3

4. BUSINESS RESTRUCTURING AND COST REDUCTION PLANS

In 2012, we recorded an expense of $327.4 ($222.4 after-tax, or $1.03 per share) for business restructuring and cost reduction plans in our Polyurethane Intermediates, Electronics, and European Merchant businesses. The net loss is reflected on the consolidated income statements as "Business Restructuring and Cost Reduction Plans." The charges for these plans are excluded from segment operating income.

During the second quarter of 2012, we recorded an expense of $86.8 ($60.6 after-tax, or $.28 per share) for actions to remove stranded costs resulting from our decision to exit the Homecare business, the reorganization of the Merchant business, and actions we are taking to right-size our European cost structure in light of the challenging economic outlook. This charge includes $80.8 for severance and other costs associated with the elimination of approximately 600 positions and $6.0 for the write-down of certain assets. The charge relates to the businesses at the segment level as follows: $77.3 in Merchant Gases, $3.8 in Tonnage Gases, and $5.7 in Electronics and Performance Materials. The planned actions are expected to be completed by the end of the second quarter of fiscal year 2013.

During the fourth quarter of 2012, we completed actions in the Polyurethane Intermediates (PUI) business to improve costs, resulting in a net expense of $54.6 ($34.8 after-tax, or $.16 per share). We sold certain assets and the rights to a supply contract for $32.7 in cash at closing. A supply arrangement with terms at fair market value was established with the buyer to serve the retained product supply contracts so that our PUI production facility in Pasadena, Texas could permanently close. In connection with these actions, we recognized an expense of $26.6, for the net book value of assets sold and those committed to be disposed of other than by sale. The remaining charge was primarily related to contract terminations and an environmental liability. The PUI facility will be dismantled, with completion expected in fiscal year 2013. The costs to dismantle will be expensed as incurred and reflected in continuing operations in the Tonnage Gases business segment. Since we will have material ongoing involvement with the business through retained PUI product supply contracts, the results of this business will continue to be reflected in continuing operations in the Tonnage Gases business segment.

During the fourth quarter of 2012, we completed an assessment of our position in the photovoltaic (PV) market, resulting in $186.0 of expense ($127.0 after-tax, or $.59 per share) primarily related to the Electronics and Performance Materials business segment. Air Products supplies the PV market with both bulk and onsite supply of gases, including silane. The PV market has not developed as expected, and as a result, the market capacity to produce silane is expected to exceed demand for the foreseeable future. As a result, we have entered into negotiations to terminate a long-term, take-or-pay contract. We recorded a charge of $93.5 for an offer that we made to terminate the contract. Although a settlement could differ from this amount, we do not expect it to be material to our financial position. It is uncertain when a settlement will be reached. The remaining charge was recorded in connection with the expected loss on purchase commitments, the disposal of certain assets serving PV and Electronics customers, the write-down of inventory to its net realizable value, and the write-down of accounts receivable.

The following table summarizes the carrying amount of the accrual for the plans at 30 September 2012:

	Severance and Other Benefits	Asset Actions	Contract Actions	Other Costs	Total
Second quarter charge—Cost reduction plan	$80.8	$6.0	$—	$—	$86.8
Fourth quarter charge—PUI business actions [A]	2.7	26.6	6.5	18.8	54.6
Fourth quarter charge—PV market actions [B]	—	34.7	93.5	57.8	186.0
2012 Charge	$83.5	$67.3	$100.0	$76.6	$327.4
Amount reflected in environmental liability [C]	—	—	—	(9.0)	(9.0)
Amount reflected in pension liability	(7.5)	—	—	—	(7.5)
Noncash expenses	(.4)	(67.3)	—	(19.3)	(87.0)
Cash expenditures	(32.8)	—	—	(.1)	(32.9)
Currency translation adjustment	(1.6)	—	—	—	(1.6)
Accrued Balance	$41.2	$—	$100.0	$48.2	$189.4

(A) Charge is net of $32.7 in proceeds received in cash at closing for certain PUI assets and the rights to a supply contract.

(B) Other includes the write-down of inventory to its net realizable value, the write-down of accounts receivable, and expected losses on purchase commitments.

(C) Reflected in accrual for environmental obligations. See Note 16, Commitments and Contingencies.

In 2009, we recorded a charge of $298.2 ($200.3 after-tax, or $.94 per share) for a global cost reduction plan. The plan actions associated with the global cost reduction plan were substantially completed as of 30 September 2010. For additional details on this plan, refer to Note 5, Global Cost Reduction Plan, in our 2011 Form 10-K.

5. BUSINESS COMBINATIONS

INDURA S.A.

On 1 July 2012, we acquired a 51.8% controlling equity interest in the outstanding shares of Indura S.A. from the majority shareholder. On 3 July 2012, we acquired an additional 13.0% equity interest from other shareholders. We paid cash consideration in Chilean pesos (CLP) of 345.5 billion ($690) and assumed debt of CLP113.8 billion ($227) for these interests. The preliminary purchase price is subject to adjustment as valuation of the assets acquired and liabilities assumed has not been finalized. Under the purchase agreement, we have a commitment to purchase an additional 2.0% equity interest within twelve months of the acquisition date. The agreement also provides the largest minority shareholder a right to exercise a put option to require Air Products to purchase up to a 30.5% equity interest during the two-year period beginning on 1 July 2015, at a redemption value equal to fair market value (subject to a minimum price based upon the acquisition date value escalated by an inflation factor).

Prior to the acquisition, Indura S.A. was the largest independent industrial gas company in South America. Indura S.A.'s integrated gas and retail business comprises packaged gases and hardgoods, liquid bulk, healthcare, and on-sites. We expect the transaction to enhance our growth opportunities in South America.

For the year ended 30 September 2012, acquisition related costs of $11.4 were recognized for this transaction. Debt issuance costs of $4.9 are included within interest expense and acquisition costs of $6.5 are included within selling and administrative expenses on the consolidated income statements.

The acquisition of Indura S.A. was accounted for as a business combination. Following the acquisition date, 100% of the Indura S.A. results were consolidated in our Merchant Gases business segment. The portion of the business that is not owned by the Company is recorded as noncontrolling interests.

The following table summarizes the fair value of identifiable assets acquired and liabilities assumed in the acquisition of Indura S.A. and the resulting goodwill as of the acquisition date. The purchase price and related allocation is not considered final, as valuation of the identifiable assets acquired and liabilities assumed has not been finalized. We will finalize the amounts recognized when we obtain the necessary information to complete the analysis, but no later than one year from the acquisition date.

Allocation of Purchase Price	
Trade receivables, net	$131.2
Inventories	103.5
Other current assets and (liabilities) [(A)]	(67.5)
Plant and equipment	402.3
Intangible assets	382.1
Current portion of long-term debt and short-term borrowings	(70.8)
Long-term debt	(279.8)
Deferred income taxes	(133.7)
Other noncurrent assets and (liabilities)	(9.6)
Fair Value of Identifiable Net Assets Acquired	$457.7
Goodwill	620.8
Noncontrolling interests (including redeemable noncontrolling interest)	(388.9)
Total	$689.6

(A) Includes cash and cash items, prepaid expenses, other current assets, payables and accrued liabilities, and other current liabilities.

The noncontrolling interests of Indura S.A., including redeemable noncontrolling interest, were recorded on the acquisition date at fair value. Refer to Note 16, Commitments and Contingencies, and Note 19, Noncontrolling Interests, for additional information.

Goodwill and Intangible Assets

Goodwill of $620.8 is attributable to expected growth and cost synergies resulting from the acquisition. The goodwill is not deductible for income tax purposes.

We acquired identifiable intangible assets, primarily in the form of customer relationships and trade names and trademarks, with a total estimated fair value of $382.1. Customer relationships have an estimated fair value of $287.8 and will be amortized over their estimated useful life of 23 years. Trade names and trademarks have an estimated fair value of $92.6. Since we intend to use these for the foreseeable future, they are classified as indefinite-lived intangible assets.

Consolidated Actual and Unaudited Pro forma Information

For the year ended 30 September 2012, sales and net income attributable to Air Products included in our consolidated income statements reflects Indura S.A. sales of $140.0 and net loss of $7.6. Indura's net loss includes a non-cash charge of $14.1 related to a Chilean tax rate change.

The unaudited pro forma results on a continuing operations basis presented below include the effects of the Indura S.A. acquisition as if it had occurred as of 1 October 2010.

	Pro forma	
Year Ended 30 September	2012	2011
Sales	$9,952.3	$10,144.2
Net income	1,039.0	1,181.9
Net income attributable to Air Products	1,008.6	1,137.5
Basic Earnings per Common Share attributable to Air Products	4.78	5.34
Diluted Earnings per Common Share attributable to Air Products	4.70	5.23

The unaudited pro forma results are based on historical results of operations, adjusted for the allocation of purchase price and other acquisition accounting adjustments, and are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on 1 October 2010.

The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the acquisition.

DA NanoMaterials LLC

On 29 February 2012, we entered into a definitive agreement with E.I. DuPont de Nemours and Co., Inc. to acquire their 50% interest in our joint venture, DuPont Air Products NanoMaterials LLC (DA NanoMaterials). DA NanoMaterials' revenues for calendar year 2011 were approximately $90.

The acquisition closed on 2 April 2012 for $158 ($147 net of cash acquired of $11), and was accounted for as a business combination. Beginning in the third quarter of 2012, the results of DA NanoMaterials were consolidated within our Electronics and Performance Materials business segment. The allocation of the purchase price to the assets acquired was based on their fair values as of the acquisition date, with the amounts exceeding the fair value recorded as goodwill. The allocation included plant and equipment of $26, identified intangibles of $100, goodwill of $125 (of which $50 is deductible for tax purposes), and other net assets of $27. The identified intangibles primarily relate to customer relationships and will be amortized over 22 years.

Goodwill, which is assigned to the Electronics and Performance Materials business segment, largely resulted from expected revenue and cost synergies resulting from the business combination. Management expects that revenue synergies will result primarily from the sale of differentiated offerings and cost synergies from combining supply chains and optimization of combined logistics.

Prior to the acquisition date, we accounted for our 50% interest in DA NanoMaterials as an equity-method investment. The acquisition-date fair value of the previously held equity interest was valued at $120 and was determined using a discounted cash flow analysis under the income approach. The income approach required estimating a number of factors, including projected revenue growth, customer attrition rates, profit margin, and discount rate. The year ended 30 September 2012 includes a gain of $85.9 ($54.6 after-tax, or $.25 per share) as a result of revaluing our previously held equity interest to fair market value as of the acquisition date. This gain is reflected on the consolidated income statements as "Gain on previously held equity interest."

SAGA

In 2010, we entered into agreements that enabled us to acquire 100% of the outstanding shares of the French SAGA group (SAGA), which consists of SAGA, SAGA Medical, and SAGA Technologies. SAGA was an independent industrial gas provider in France. The acquisition of SAGA supports the Merchant Gases segment's integration strategy by enhancing market position in southwest and central France.

Under the terms of these agreements, we purchased 51.47% of the shares of SAGA on 1 March 2010 for €34.5 million or $47.2 ($25.0 net of cash acquired of $22.2) with the remaining shares purchased on 30 November 2010 for the fixed price of €44.8 million ($62.0) under a put and call option structure.

The acquisition of SAGA was accounted for as a business combination, and its results of operations were included in our consolidated income statement after 1 March 2010.

6. AIRGAS TRANSACTION

In February 2010, we commenced a tender offer to acquire all the outstanding common stock of Airgas, Inc. (Airgas), including the associated preferred stock purchase rights. Based on a decision by the Delaware Chancery Court to uphold the decision of Airgas' Board of Directors to retain the preferred stock purchase rights, we withdrew our offer on 15 February 2011.

Prior to the tender offer, we purchased approximately 1.5 million shares of Airgas stock for a total cost of $69.6. On 16 February 2011, we sold the 1.5 million shares of Airgas stock for total proceeds of $94.7 and recognized a gain of $25.1 ($15.9 after-tax, or $.07 per share).

For the year ended 30 September 2011, a net loss of $48.5 ($31.6 after-tax, or $.14 per share) was recognized related to this transaction. This amount is reflected separately on the consolidated income statement as "Net loss on Airgas transaction" and includes amortization of fees related to a term loan credit facility, the gain on the sale of Airgas stock, and other acquisition-related costs. For the year ended 30 September 2010, $96.0 ($60.1 after-tax, or $.28 per share) in expense was recognized in relation to this transaction. For the years ended 30 September 2011 and 2010, cash payments for the acquisition-related costs were $156.2 and $12.0, respectively. These payments are classified as operating activities on the consolidated statements of cash flows.

7. INVENTORIES

The components of inventories are as follows:

30 September	**2012**	2011
Inventories at FIFO cost		
Finished goods	**$617.9**	$477.3
Work in process	**36.7**	29.9
Raw materials, supplies and other	**220.0**	258.8
	874.6	766.0
Less: Excess of FIFO cost over LIFO cost	**(88.0)**	(95.8)
	$786.6	$670.2

Inventories valued using the LIFO method comprised 35.6% and 42.9% of consolidated inventories before LIFO adjustment at 30 September 2012 and 2011, respectively. Liquidation of LIFO inventory layers in 2012, 2011, and 2010 did not materially affect the results of operations.

FIFO cost approximates replacement cost. Our inventory has a high turnover, and as a result, there is little difference between the original cost of an item and its current replacement cost.

8. SUMMARIZED FINANCIAL INFORMATION OF EQUITY AFFILIATES

The table below presents summarized financial information on a combined 100% basis of the companies accounted for by the equity method. Amounts presented include the accounts of the following equity affiliates:

Abdullah Hashim Industrial Gases & Equipment Co. Ltd. (25%);
Air Products South Africa (Proprietary) Limited (50%);
Bangkok Cogeneration Company Limited (49%);
Bangkok Industrial Gases Co., Ltd. (49%);
Chengdu Air & Gas Products Ltd. (50%);
Daido Air Products Electronics, Inc. (20%);
Helap S.A. (50%);
High-Tech Gases (Beijing) Co., Ltd. (50%);
INFRA Group (40%);
INOX Air Products Limited (50%);
Kulim Industrial Gases Sdn. Bhd. (50%);
Sapio Produzione Idrogeno Ossigeno S.r.l. (49%);
SembCorp Air Products (HyCo) Pte. Ltd. (40%);
Tecnologia en Nitrogeno S. de R.L. de C.V. (50%);
Tyczka Industrie-Gases GmbH (50%);
WuXi Hi-Tech Gas Co., Ltd. (50%);
and principally, other industrial gas producers.

On 29 May 2012, we purchased 25% of the outstanding shares of Abdullah Hashim Industrial Gases & Equipment Co. Ltd. (AHG) for SAR581.3 million ($155). AHG is a company of the privately-owned Abdullah Hashim Group, based in the Kingdom of Saudi Arabia. AHG is the largest private industrial gases company in Saudi Arabia. It comprises three businesses, including industrial gases, equipment and consumables and refrigerants. The transaction was recorded as an investment in net assets of and advances to equity affiliates in the Merchant Gases segment.

In the third quarter of 2012, we obtained control of DA NanoMaterials and began consolidating its results. Refer to Note 5, Business Combinations, for additional information. Amounts presented below include the accounts of DA NanoMaterials for 2011 and 2010.

30 September	**2012**	2011
Current assets	**$1,232.9**	$1,247.7
Noncurrent assets	**2,225.3**	2,189.8
Current liabilities	**726.6**	742.8
Noncurrent liabilities	**523.9**	613.6

Year Ended 30 September	**2012**	2011	2010
Net sales	**$2,675.3**	$2,650.5	$2,293.4
Sales less cost of sales	**937.0**	987.2	964.4
Operating income	**529.7**	537.0	454.5
Net income	**347.6**	351.3	293.0

Dividends received from equity affiliates were $89.0, $105.9, and $75.4 in 2012, 2011, and 2010, respectively.

The investment in net assets of and advances to equity affiliates as of 30 September 2012 and 2011 included investment in foreign affiliates of $1,171.0 and $972.5, respectively.

As of 30 September 2012 and 2011, the amount of investment in companies accounted for by the equity method included goodwill in the amount of $126.4 and $62.6, respectively.

9. PLANT AND EQUIPMENT

The major classes of plant and equipment are as follows:

30 September	Average Useful Life	**2012**	2011
Land		**$215.8**	$173.1
Buildings	30 years	**1,032.8**	913.8
Production facilities [(A)]			
Merchant Gases	15 years	**3,552.9**	3,249.2
Tonnage Gases	15 to 20 years	**6,583.7**	6,266.5
Electronics and Performance Materials	10 to 15 years	**2,022.6**	1,862.3
Equipment and Energy	5 to 20 years	**173.9**	165.9
Total production facilities		**12,333.1**	11,543.9
Distribution equipment [(B)]	5 to 25 years	**3,133.7**	2,770.7
Other machinery and equipment	10 to 25 years	**310.7**	221.2
Construction in progress		**1,020.1**	1,236.1
Plant and equipment, at cost		**18,046.2**	16,858.8
Less: accumulated depreciation		**9,805.6**	9,636.1
Plant and equipment, net		**$8,240.6**	$7,222.7

(A) Depreciable lives of production facilities related to long-term customer supply contracts are matched to the contract lives.

(B) The depreciable lives for various types of distribution equipment are 10 to 25 years for cylinders, depending on the nature and properties of the product; 20 years for tanks; 7.5 years for customer stations; and 5 to 15 years for tractors and trailers.

Depreciation expense was $813.7, $811.7, and $801.5 in 2012, 2011, and 2010, respectively.

10. GOODWILL AND INTANGIBLE ASSETS

Changes to the carrying amount of consolidated goodwill by segment are as follows:

30 September	2011	Acquisitions and Adjustments	Currency Translation and Other	**2012**
Merchant Gases	$479.2	$630.0	$29.4	**$1,138.6**
Tonnage Gases	14.1	—	.6	**14.7**
Electronics and Performance Materials	302.9	135.4	6.8	**445.1**
	$796.2	$765.4	$36.8	**$1,598.4**

30 September	2010	Acquisitions and Adjustments	Currency Translation and Other	2011
Merchant Gases	$498.0	$4.9	$(23.7)	$479.2
Tonnage Gases	15.5	—	(1.4)	14.1
Electronics and Performance Materials	303.4	—	(.5)	302.9
	$816.9	$4.9	$(25.6)	$796.2

The Merchant Gases segment goodwill primarily increased due to the acquisition of Indura S.A. during the fourth quarter of 2012. The increase in goodwill in the Electronics and Performance Materials segment was primarily due to the DA NanoMaterials acquisition which occurred during the third quarter of 2012. Refer to Note 5, Business Combinations, for further details on these acquisitions.

In the fourth quarter of 2012, we conducted the required annual test of goodwill for impairment. We determined that the fair value of each of the reporting units substantially exceeded its carrying value, and therefore there were no indications of impairment.

The table below provides details of acquired intangible assets and their weighted average amortization period:

		30 September 2012			30 September 2011		
	Amortization Period	**Gross**	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Customer relationships	21.9 years	**$665.3**	**$(93.1)**	**$572.2**	$270.0	$(73.1)	$196.9
Patents and technology	17.0 years	**129.8**	**(82.0)**	**47.8**	97.1	(75.9)	21.2
Other	29.5 years	**82.3**	**(38.4)**	**43.9**	78.3	(35.9)	42.4
Trade names and trademarks	Indefinite	**97.7**	**—**	**97.7**	—	—	—
		$975.1	**$(213.5)**	**$761.6**	$445.4	$(184.9)	$260.5

In 2012, the increase in the gross carrying amount is related to the Indura S.A. and DA NanoMaterials transactions.

Amortization expense for intangible assets was $27.1, $22.6, and $25.3 in 2012, 2011, and 2010, respectively.

Projected annual amortization expense for intangible assets as of 30 September 2012 is as follows:

2013	$ 41.5
2014	40.6
2015	39.7
2016	38.1
2017	36.3
Thereafter	467.7
	$663.9

11. LEASES

Lessee Accounting

Capital leases, primarily for the right to use machinery and equipment, are included with owned plant and equipment on the consolidated balance sheet in the amount of $13.6 and $20.3 at 30 September 2012 and 2011, respectively. Related amounts of accumulated depreciation are $8.8 and $12.0, respectively.

Operating leases principally relate to real estate and also include aircraft, distribution equipment, and vehicles. Certain leases include escalation clauses, renewal, and/or purchase options. Rent expense is recognized on a straight-line basis over the minimum lease term. Rent expense under operating leases, including month-to-month agreements, was $91.1 in 2012, $90.5 in 2011, and $85.3 in 2010.

At 30 September 2012, minimum payments due under leases are as follows:

	Capital Leases	Operating Leases
2013	$1.1	$60.3
2014	.6	55.6
2015	.5	40.2
2016	.3	28.0
2017	.3	21.5
Thereafter	.2	67.6
Total	$3.0	$273.2

The present value of the above future capital lease payments totaled $2.5, of which $.9 was classified as current and $1.6 as long-term in the liability section of the consolidated balance sheet. At 30 September 2011, the present value of the future capital lease payments was $7.5, of which $2.2 was classified as current and $5.3 as long-term. Refer to Note 14, Debt.

Lessor Accounting

As discussed under Revenue Recognition in Note 1, Major Accounting Policies, certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases. Lease receivables, net, were included principally in noncurrent capital lease receivables on our consolidated balance sheets with the remaining balance in current capital lease receivables. Refer to Note 22, Supplemental Information.

The components of lease receivables were as follows:

30 September	**2012**	2011
Gross minimum lease payments receivable	**$2,134.6**	$1,663.2
Unearned interest income	**(743.7)**	(573.3)
Lease Receivables, net	**$1,390.9**	$1,089.9

Lease payments collected in 2012, 2011, and 2010 were $103.0, $84.6, and $68.0, respectively.

At 30 September 2012, minimum lease payments to be collected are as follows:

2013	$ 153.3
2014	162.8
2015	160.5
2016	158.2
2017	155.8
Thereafter	1,344.0
Total	$2,134.6

12. FINANCIAL INSTRUMENTS

Currency Price Risk Management

Our earnings, cash flows, and financial position are exposed to foreign currency risk from foreign currency denominated transactions and net investments in foreign operations. It is our policy to minimize our cash flow volatility to changes in currency exchange rates. This is accomplished by identifying and evaluating the risk that our cash flows will change in value due to changes in exchange rates and by executing the appropriate strategies necessary to manage such exposures. Our objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection.

Forward Exchange Contracts

We enter into forward exchange contracts to reduce the cash flow exposure to foreign currency fluctuations associated with highly anticipated cash flows and certain firm commitments, such as the purchase of plant and equipment. The maximum remaining term of any forward exchange contract currently outstanding and designated as a cash flow hedge at 30 September 2012 is 3.5 years. Forward exchange contracts are also used to hedge the value of investments in certain foreign subsidiaries and affiliates by creating a liability in a currency in which we have a net equity position. The primary currency pair in this portfolio of forward contracts is the Euro/U.S. dollar.

In addition to the forward exchange contracts that are designated as hedges, we utilize forward exchange contracts that are not designated as hedges. These contracts are used to economically hedge foreign currency-denominated monetary assets and liabilities, primarily working capital. The primary objective of these forward contracts is to protect the value of foreign currency-denominated monetary assets and liabilities from the effects of volatility in foreign exchange rates that might occur prior to their receipt or settlement. This portfolio of forward exchange contracts comprises many different foreign currency pairs, with a profile that changes from time to time depending on business activity and sourcing decisions.

The table below summarizes our outstanding currency price risk management instruments:

	2012		2011	
30 September	**US$ Notional**	**Years Average Maturity**	US$ Notional	Years Average Maturity
Forward Exchange Contracts				
Cash flow hedges	**$1,348.8**	**.6**	$1,512.1	.4
Net investment hedges	**779.2**	**2.5**	635.8	2.0
Not designated	**477.7**	**.1**	226.3	.1
Total Forward Exchange Contracts	**$2,605.7**	**1.0**	$2,374.2	.8

In addition to the above, we use foreign currency-denominated debt and qualifying intercompany loans that are related to an outstanding borrowing from a third party to hedge the foreign currency exposures of our net investment in certain foreign affiliates. The designated foreign currency denominated debt at 30 September 2012 included €888.2 million ($1,142.2) and at 30 September 2011 included €742.1 million ($993.5). The designated intercompany loans were €437.0 million ($585.0) at 30 September 2011. There were no designated intercompany loans at 30 September 2012.

Debt Portfolio Management

It is our policy to identify on a continuing basis the need for debt capital and evaluate the financial risks inherent in funding the Company with debt capital. Reflecting the result of this ongoing review, the debt portfolio and hedging program are managed with the objectives and intent to (1) reduce funding risk with respect to borrowings made by us to preserve our access to debt capital and provide debt capital as required for funding and liquidity purposes, and (2) manage the aggregate interest rate risk and the debt portfolio in accordance with certain debt management parameters.

Interest Rate Management Contracts

We enter into interest rate swap contracts to change the fixed/variable interest rate mix of our debt portfolio in order to maintain the percentage of fixed- and variable-rate debt within the parameters set by management. In accordance with these parameters, the agreements are used to optimize interest rate risks and costs inherent in our debt portfolio. Our interest rate management portfolio generally consists of fixed to floating interest rate swaps which are designated as fair value hedges and pre-issuance interest rate swap and treasury locks which hedge the interest rate risk associated with anticipated fixed-rate debt issuances and are designated as cash flow hedges. At 30 September 2012, the outstanding interest rate swaps were primarily denominated in U.S. dollars. The maximum remaining hedged term of any interest rate swap designated as a cash flow hedge is 2.4 years. The notional amount of the interest rate swap agreements are equal to or less than the designated debt instrument being hedged. When interest rate swaps are used, the indices of the swap instruments and the debt to which they are designated are the same. It is our policy not to enter into any interest rate management contracts which lever a move in interest rates on a greater than one-to-one basis.

Cross Currency Interest Rate Swap Contracts

We enter into cross currency interest rate swap contracts when risk management deems necessary. These contracts may entail both the exchange of fixed- and floating-rate interest payments periodically over the life of the agreement and the exchange of one currency for another currency at inception and at a specified future date. These contracts effectively convert the currency denomination of a debt instrument into another currency in which we have a net equity position while changing the interest rate characteristics of the instrument. The contracts are used to hedge certain net investments in foreign operations. The current cross currency interest rate swap portfolio consists of fixed-to-fixed swaps between U.S. dollars and British Pound Sterling as well as U.S. dollars and Chilean Pesos.

The following table summarizes our outstanding interest rate swaps and cross currency interest rate swaps:

	30 September 2012				30 September 2011			
	US$ Notional	**Pay %**	**Average Receive %**	**Years Average Maturity**	US$ Notional	Pay %	Average Receive %	Years Average Maturity
Interest rate swaps (fair value hedge)	**$450.0**	**LIBOR**	**3.23%**	**4.7**	$583.9	LIBOR	3.38%	4.5
Cross currency interest rate swaps (net investment hedge)	**$243.5**	**3.95%**	**.96%**	**3.2**	$32.2	5.54%	5.48%	2.5
Interest rate swaps (cash flow hedge)	**$452.8**	**Various**	**Various**	**.6**	$300.0	2.33%	LIBOR	.4

The table below summarizes the fair value and balance sheet location of our outstanding derivatives:

	Balance Sheet Location	30 September **2012**	2011	Balance Sheet Location	30 September **2012**	2011
Derivatives Designated as Hedging Instruments:						
Forward exchange contracts	Other receivables	**$12.7**	$22.0	Accrued liabilities	**$17.0**	$33.0
Interest rate management contracts	Other receivables	**1.1**	5.8	Accrued liabilities	**15.6**	3.8
Forward exchange contracts	Other noncurrent assets	**64.3**	45.0	Other noncurrent liabilities	**2.5**	1.0
Interest rate management contracts	Other noncurrent assets	**48.6**	42.4	Other noncurrent liabilities	**9.5**	2.2
Total Derivatives Designated as Hedging Instruments		**$126.7**	$115.2		**$44.6**	$40.0
Derivatives Not Designated as Hedging Instruments:						
Forward exchange contracts	Other receivables	**$.9**	$3.0	Accrued liabilities	**$2.2**	$3.8
Total Derivatives		**$127.6**	$118.2		**$46.8**	$43.8

Refer to Note 13, Fair Value Measurements, which defines fair value, describes the method for measuring fair value, and provides additional disclosures regarding fair value measurements.

The table below summarizes the gain or loss related to our cash flow hedges, fair value hedges, net investment hedges, and derivatives not designated as hedging instruments.

	Year Ended 30 September							
	Forward Exchange Contracts		Foreign Currency Debt		Other (A)		Total	
	2012	2011	**2012**	2011	**2012**	2011	**2012**	2011
Cash Flow Hedges, net of tax:								
Net gain (loss) recognized in OCI (effective portion)	**$(14.2)**	$6.4	**$—**	$—	**$(7.6)**	$(5.6)	**$(21.8)**	$.8
Net (gain) loss reclassified from OCI to sales/cost of sales (effective portion)	**1.3**	8.4	**—**	—	**—**	—	**1.3**	8.4
Net (gain) loss reclassified from OCI to other income, net (effective portion)	**9.6**	1.2	**—**	—	**—**	—	**9.6**	1.2
Net (gain) loss reclassified from OCI to interest expense (effective portion)	**(.2)**	—	**—**	—	**1.4**	1.2	**1.2**	1.2
Net (gain) loss reclassified from OCI to other income, net (ineffective portion)	**.3**	.7	**—**	—	**—**	—	**.3**	.7
Fair Value Hedges:								
Net gain (loss) recognized in interest expense (B)	**$—**	$—	**$—**	$—	**$5.8**	$9.4	**$5.8**	$9.4
Net Investment Hedges, net of tax:								
Net gain (loss) recognized in OCI	**$25.0**	$5.7	**$11.4**	$16.9	**$(2.1)**	$—	**$34.3**	$22.6
Derivatives Not Designated as Hedging Instruments:								
Net gain (loss) recognized in other income, net (C)	**$(2.4)**	$(5.8)	**$—**	$—	**$—**	$—	**$(2.4)**	$(5.8)

(A) Other includes the impact on other comprehensive income (OCI) and earnings primarily related to interest rate swaps.

(B) The impact of fair value hedges noted above was largely offset by gains and losses resulting from the impact of changes in related interest rates on recognized outstanding debt.

(C) The impact of the non-designated hedges noted above was largely offset by gains and losses, respectively, resulting from the impact of changes in exchange rates on recognized assets and liabilities denominated in nonfunctional currencies.

The amount of cash flow hedges' unrealized gains and losses at 30 September 2012 that are expected to be reclassified to earnings in the next twelve months is not material.

The cash flows related to all derivative contracts are reported in the operating activities section of the consolidated statements of cash flows.

Credit Risk-Related Contingent Features

Certain derivative instruments are executed under agreements that require us to maintain a minimum credit rating with both Standard & Poor's and Moody's. If our credit rating falls below this threshold, the counterparty to the derivative instruments has the right to request full collateralization on the derivatives' net liability position. The net liability position of derivatives with credit risk-related contingent features was $13.8 as of 30 September 2012 and $10.5 as of 30 September 2011. Because our current credit rating is above the various pre-established thresholds, no collateral has been posted on these liability positions.

Counterparty Credit Risk Management

We execute all financial derivative transactions with counterparties that are highly rated financial institutions, all of which are investment grade at this time. Some of our underlying derivative agreements give us the right to require the institution to post collateral if its credit rating falls below the pre-established thresholds with Standard & Poor's or Moody's. These are the same agreements referenced in Credit Risk-Related Contingent Features above. The collateral that the counterparties would be required to post was $90.1 as of 30 September 2012 and $66.1 as of 30 September 2011. No financial institution is required to post collateral at this time, as all have credit ratings at or above the threshold.

13. FAIR VALUE MEASUREMENTS

Fair value is defined as an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date). The methods and assumptions used to measure the fair value of financial instruments are as follows:

Derivatives

The fair value of our interest rate management contracts and forward exchange contracts are quantified using the income approach and are based on estimates using standard pricing models. These models take into account the value of future cash flows as of the balance sheet date, discounted to a present value using discount factors that match both the time to maturity and currency of the underlying instruments. The computation of the fair values of these instruments is generally performed by the Company. These standard pricing models utilize inputs which are derived from or corroborated by observable market data such as interest rate yield curves and currency spot and forward rates. In addition, on an ongoing basis, we randomly test a subset of our valuations against valuations received from the transaction's counterparty to validate the accuracy of our standard pricing models. Counterparties to these derivative contracts are highly rated financial institutions.

Refer to Note 12, Financial Instruments, for a description of derivative instruments, including details on the balance sheet line item classifications.

Long-term Debt

The fair value of our debt is based on estimates using standard pricing models that take into account the value of future cash flows as of the balance sheet date, discounted to a present value using discount factors that match both the time to maturity and currency of the underlying instruments. These standard valuation models utilize observable market data such as interest rate yield curves and currency spot rates. Therefore, the fair value of our debt is classified as a level 2 measurement. We generally perform the computation of the fair value of these instruments.

Other Liabilities

As of 30 September 2011, payables and accrued liabilities on the consolidated balance sheet included $51.0 for the obligation to purchase 25% of the remaining shares of Cryoservice Limited (CSL) in December 2011. CSL was not publicly traded, and therefore, no observable market existed for the shares. The fair value of the outstanding liability was determined using an internally developed valuation model that was based on a multiple of earnings formula. Refer to Note 19, Noncontrolling Interests, for additional information.

The carrying values and fair values of financial instruments were as follows:

30 September	2012		2011	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets				
Derivatives				
Forward exchange contracts	**$77.9**	**$77.9**	$70.0	$70.0
Interest rate management contracts	**49.7**	**49.7**	48.2	48.2
Liabilities				
Derivatives				
Forward exchange contracts	**$21.7**	**$21.7**	$37.8	$37.8
Interest rate management contracts	**25.1**	**25.1**	6.0	6.0
Long-term debt, including current portion	**4,658.5**	**5,005.9**	3,999.7	4,284.5
Other liabilities	**—**	**—**	51.0	51.0

The carrying amounts reported in the balance sheet for cash and cash items, trade receivables, payables and accrued liabilities, accrued income taxes, and short-term borrowings approximate fair value due to the short-term nature of these instruments. Accordingly, these items have been excluded from the above table.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability.

Level 3—Inputs that are unobservable for the asset or liability based on our own assumptions (about the assumptions market participants would use in pricing the asset or liability).

The following table summarizes assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets:

	30 September 2012				30 September 2011			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Assets at Fair Value								
Derivatives								
Forward exchange contracts	**$77.9**	**$—**	**$77.9**	**$—**	$70.0	$—	$70.0	$—
Interest rate management contracts	**49.7**	**—**	**49.7**	**—**	48.2	—	48.2	—
Total Assets at Fair Value	**$127.6**	**$—**	**$127.6**	**$—**	$118.2	$—	$118.2	$—
Liabilities at Fair Value								
Derivatives								
Forward exchange contracts	**$21.7**	**$—**	**$21.7**	**$—**	$37.8	$—	$37.8	$—
Interest rate management contracts	**25.1**	**—**	**25.1**	**—**	6.0	—	6.0	—
Other liabilities	**—**	**—**	**—**	**—**	51.0	—	—	51.0
Total Liabilities at Fair Value	**$46.8**	**$—**	**$46.8**	**$—**	$94.8	$—	$43.8	$51.0

Changes in the fair value of other liabilities, valued using significant unobservable inputs (Level 3), are presented below:

Balance at 30 September 2011	$ 51.0
Expense included in interest expense	.8
Payment to settle liability	(52.1)
Currency translation adjustment	.3
Balance at 30 September 2012	**$—**

The following is a tabular presentation of nonrecurring fair value measurements along with the level within the fair value hierarchy in which the fair value measurement in its entirety falls:

	30 September 2012				Total 2012
	Total	Level 1	Level 2	Level 3	Loss
Long-lived assets—Cost reduction plan (A)	$2.2	$—	$—	$2.2	$6.0
Long-lived assets—Discontinued operations (B)	27.2	—	—	27.2	33.5

(A) During the second quarter ended 31 March 2012, long-lived assets held for sale were written down to fair value and the loss was included in the cost reduction plan charge. For additional information, see Note 4, Business Restructuring and Cost Reduction Plans. We quantified the fair value of the assets held for sale using a market approach, based on prices for other market transactions involving comparable assets and our assessment of value considering our knowledge of the markets.

(B) During the third quarter ended 30 June 2012, the remaining assets of the Homecare business were written down to estimated net realizable value. For additional information, see Note 3, Discontinued Operations. We utilized a market approach to determine the fair value based on our current assessment of the markets for these assets.

14. DEBT

The tables below summarize our outstanding debt at 30 September 2012 and 2011:

Total Debt

30 September	2012	2011
Short-term borrowings	**$633.4**	$561.8
Current portion of long-term debt	**74.3**	72.2
Long-term debt	**4,584.2**	3,927.5
Total Debt	**$5,291.9**	$4,561.5

Short-term Borrowings

30 September	2012	2011
Bank obligations	**$570.6**	$561.8
Short-term borrowings associated with Indura S.A. acquisition	**62.8**	—
Total Short-term Borrowings	**$633.4**	$561.8

The weighted average interest rate of short-term borrowings outstanding at 30 September 2012 and 2011 was 1.5% and 2.5%, respectively.

Cash paid for interest, net of amounts capitalized, was $127.6 in 2012, $117.4 in 2011, and $126.9 in 2010.

Long-term Debt

30 September	Maturities	2012	2011
Payable in U.S. Dollars			
Debentures			
8.75%	2021	**$18.4**	$18.4
Medium-term Notes (weighted average rate)			
Series D 7.3%	2016	**32.1**	32.1
Series E 7.6%	2026	**17.2**	17.2
Senior Notes			
Note 4.15%	2013	**300.0**	300.0
Note 2.0%	2016	**350.0**	350.0
Note 1.2%	2018	**400.0**	—
Note 4.375%	2019	**400.0**	400.0
Note 3.0%	2022	**400.0**	—
Other (weighted average rate)			
Variable-rate industrial revenue bonds 0.2%	2021 to 2050	**917.1**	975.1
Other 2.7%	2013 to 2019	**67.8**	58.5
Payable in Other Currencies			
Eurobonds 4.25%	2012	**—**	401.6
Eurobonds 3.75%	2014	**385.8**	401.6
Eurobonds 3.875%	2015	**385.8**	401.6
RMB Syndicated Credit Facility 4.6%	2015	**31.7**	—
Eurobonds 4.625%	2017	**385.8**	401.6
Other 2.6%	2013 to 2018	**569.3**	241.9
Capital Lease Obligations			
United States 5.0%	2013 to 2018	**1.5**	4.8
Foreign 4.1%	2013 to 2017	**1.0**	2.7
Less: Unamortized discount		**(5.0)**	(7.4)
Total Long-term Debt		**4,658.5**	3,999.7
Less: Current portion of long-term debt		**(74.3)**	(72.2)
Long-term Debt		**$4,584.2**	$3,927.5

Maturities of long-term debt in each of the next five years and beyond are as follows:

2013	$374.3
2014	572.5
2015	405.9
2016	432.4
2017	418.4
Thereafter	2,455.0
Total	$4,658.5

On 3 November 2011 we issued a $400.0 senior fixed-rate 3.0% note that matures 3 November 2021. Additionally, on 13 September 2012 we issued a $400.0 senior fixed-rate 1.2% note that matures 15 October 2017.

In relation to the Indura S.A. acquisition, we paid cash consideration in Chilean Pesos (CLP) of 345.5 billion ($690) and assumed debt of CLP113.8 billion ($227). An acquisition financing facility was arranged with Banco Santander, Chile to provide the initial financing required. This was a CLP committed credit facility with a total commitment of CLP390 billion ($778). Of this facility, CLP347 billion ($693) was drawn on 3 July 2012 to fund the business combination and related expenses, and the balance of the commitment was cancelled. This facility was fully repaid on 2 August 2012, primarily with proceeds from U.S. commercial paper issuance. A portion of this commercial paper was subsequently refinanced with the $400 senior fixed-rate 1.2% note described above. Refer to Note 5, Business Combinations, for additional information.

We have obtained the commitment of a number of commercial banks to lend money at market rates. At 30 September 2012, our total multicurrency committed credit facility amounted to $2,170.0 with a maturity date of 30 June 2015. This credit facility includes a financial covenant that requires a leverage ratio (long-term debt divided by the sum of long-term debt plus equity) no greater than 60%. This credit facility provides a source of liquidity and is used to support the issuance of commercial paper. No borrowings were outstanding under this commitment at 30 September 2012. Effective 11 June 2012, we entered into an offshore Chinese Renminbi (RMB) syndicated credit facility of RMB1,000.0 million ($158.7), maturing in June 2015. There are RMB200.0 million ($31.7) in outstanding borrowings under this commitment at 30 September 2012. Additional commitments totaling $400.0 are maintained by our foreign subsidiaries, of which $387.0 was borrowed and outstanding at 30 September 2012.

We have classified the 4.15% senior note maturing in 2013 as long-term debt because we have the ability to refinance the debt under our $2,170.0 committed credit facility maturing in 2015. Our current intent is to refinance this debt via the U.S. public or private placement markets.

Various debt agreements to which we are a party also include financial covenants and other restrictions, including restrictions pertaining to the ability to create property liens and enter into certain sale and leaseback transactions. We are in compliance with all of our financial debt covenants.

15. RETIREMENT BENEFITS

The Company and certain of its subsidiaries sponsor defined benefit pension plans and defined contribution plans that cover a substantial portion of its worldwide employees. The principal defined benefit pension plans are the U.S. salaried pension plan and the U.K. pension plan. These plans were closed to new participants in 2005 and were replaced with defined contribution plans. The principal defined contribution plan is the Retirement Savings Plan, in which a substantial portion of the U.S. employees participate; a similar plan is offered to U.K. employees. We also provide other postretirement benefits consisting primarily of healthcare benefits to U.S. retirees who meet age and service requirements.

Defined Benefit Pension Plans

Pension benefits earned are generally based on years of service and compensation during active employment. The cost of our defined benefit pension plans included the following components:

	2012		2011		2010	
	U.S.	**International**	U.S.	International	U.S.	International
Service cost	**$45.1**	**$24.1**	$43.6	$29.5	$42.5	$24.2
Interest cost	**124.2**	**62.3**	122.8	64.2	123.4	60.2
Expected return on plan assets	**(178.2)**	**(66.7)**	(179.4)	(68.1)	(164.3)	(64.3)
Amortization						
Prior service cost	**2.7**	**.5**	2.6	.6	2.7	.7
Actuarial loss	**78.6**	**17.4**	63.9	30.9	46.9	19.9
Settlements and curtailments	**—**	**1.4**	—	1.0	10.7	.8
Special termination benefits	**4.6**	**2.2**	—	.3	(.9)	4.2
Other	**—**	**2.2**	—	2.2	—	2.3
Net Periodic Pension Cost	**$77.0**	**$43.4**	$53.5	$60.6	$61.0	$48.0

We calculate net periodic pension cost for a given fiscal year based on assumptions developed at the end of the previous fiscal year. The following table sets forth the weighted average assumptions used in the calculation of net periodic pension cost:

	2012		2011		2010	
	U.S.	**International**	U.S.	International	U.S.	International
Discount rate	**4.9%**	**5.5%**	5.1%	4.9%	5.7%	5.5%
Expected return on plan assets	**8.8%**	**6.6%**	8.8%	6.6%	8.8%	7.3%
Rate of compensation increase	**4.0%**	**3.8%**	4.0%	3.8%	4.3%	3.7%

Our U.S. supplemental pension plan provides for a lump sum benefit payment option at the time of retirement, or for corporate officers, six months after the participant's retirement date. We recognize pension settlements when payments exceed the sum of the service and interest cost components of net periodic pension cost of the plan for the fiscal year. We recognized $11.5 of settlement charges in 2010. Special termination benefits for fiscal year 2012 are related to the cost reduction plan initiated in the second quarter.

The projected benefit obligation (PBO) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future salary increases. The following table sets forth the weighted average assumptions used in the calculation of the PBO:

	2012		2011	
	U.S.	**International**	U.S.	International
Discount rate	**3.9%**	**4.3%**	4.9%	5.5%
Rate of compensation increase	**4.0%**	**3.4%**	4.0%	3.8%

The following table reflects the change in the PBO and the change in the fair value of plan assets based on the plan year measurement date, as well as the amounts recognized in the consolidated balance sheets.

	2012		2011	
	U.S.	**International**	U.S.	International
Change in Projected Benefit Obligation				
Obligation at beginning of year	**$2,605.9**	**$1,159.6**	$2,446.2	$1,306.8
Service cost	**45.1**	**24.1**	43.6	29.5
Interest cost	**124.2**	**62.3**	122.8	64.2
Amendments	**1.8**	**—**	.6	—
Actuarial (gain) loss	**400.7**	**182.6**	93.3	(183.3)
Curtailments	**—**	**—**	—	(.4)
Settlements	**—**	**(4.5)**	—	(5.1)
Special termination benefits	**4.6**	**2.2**	—	.3
Participant contributions	**—**	**3.5**	—	3.7
Benefits paid	**(104.4)**	**(42.2)**	(100.6)	(43.0)
Currency translation/other	**—**	**21.0**	—	(13.1)
Obligation at End of Year	**$3,077.9**	**$1,408.6**	$2,605.9	$1,159.6
Change in Plan Assets				
Fair value at beginning of year	**$1,844.3**	**$979.4**	$1,727.2	$984.4
Actual return on plan assets	**348.8**	**120.8**	36.4	(7.0)
Company contributions	**11.1**	**65.3**	181.3	59.7
Participant contributions	**—**	**3.5**	—	3.7
Benefits paid	**(104.4)**	**(42.2)**	(100.6)	(43.0)
Settlements	**—**	**(4.5)**	—	(5.1)
Currency translation/other	**—**	**17.0**	—	(13.3)
Fair Value at End of Year	**$2,099.8**	**$1,139.3**	$1,844.3	$979.4
Funded Status at End of Year	**$(978.1)**	**$(269.3)**	$(761.6)	$(180.2)
Amounts Recognized				
Noncurrent assets	**$—**	**$.9**	$—	$6.5
Accrued liabilities	**(13.5)**	**—**	(10.3)	(23.5)
Noncurrent liabilities	**(964.6)**	**(270.2)**	(751.3)	(163.2)
Net Amount Recognized	**$(978.1)**	**$(269.3)**	$(761.6)	$(180.2)

The changes in plan assets and benefit obligation that have been recognized in other comprehensive income on a pretax basis during 2012 and 2011 consist of the following:

	2012		2011	
	U.S.	**International**	U.S.	International
Net actuarial (gain) loss arising during the period	**$230.0**	**$128.6**	$236.5	$(108.8)
Amortization of net actuarial loss	**(78.6)**	**(18.8)**	(63.9)	(31.9)
Prior service cost arising during the period	**1.8**	**—**	.6	—
Amortization of prior service cost	**(2.7)**	**(.5)**	(2.6)	(.6)
Total	**$150.5**	**$109.3**	$170.6	$(141.3)

The net actuarial (gain) loss represents the actual changes in the estimated obligation and plan assets that have not yet been recognized in the consolidated income statement and are included in accumulated other comprehensive loss. Actuarial losses arising during 2012 are primarily attributable to lower discount rates, partially offset by higher than expected actual returns on plan assets. Actuarial gains and losses are not recognized immediately, but instead are accumulated as a part of the unrecognized net loss balance and amortized into net periodic pension cost. Asset gains and losses are primarily amortized on a straight-line basis over a five-year period. Liability gains and losses are amortized over the average remaining service period of participating employees as certain thresholds are met.

The components recognized in accumulated other comprehensive loss on a pretax basis at 30 September consisted of:

	2012		2011	
	U.S.	**International**	U.S.	International
Net actuarial loss	**$1,434.9**	**$502.5**	$1,283.5	$392.7
Prior service cost	**14.0**	**6.0**	14.9	6.5
Net transition liability	**—**	**.4**	—	.4
Total	**$1,448.9**	**$508.9**	$1,298.4	$399.6

The amount of accumulated other comprehensive loss at 30 September 2012 that is expected to be recognized as a component of net periodic pension cost during fiscal year 2013 is as follows:

	U.S.	International
Net actuarial loss	$116.1	$27.7
Prior service cost	2.6	.4

Our pension plan investment strategy is to invest in diversified portfolios to earn a long-term return consistent with acceptable risk in order to pay retirement benefits and meet regulatory funding requirements while minimizing company cash contributions over time. The plans invest primarily in passive and actively managed equity and debt securities. Equity investments are diversified geographically and by investment style and market capitalization. Company stock is not permitted as a plan asset except as a component of index funds. Fixed income investments include sovereign, corporate and asset-backed securities generally denominated in the currency of the plan.

Asset allocation targets are established based on the long-term return, volatility and correlation characteristics of the asset classes, the profiles of the plans' liabilities, and acceptable levels of risk. Actual allocations vary from target due to market changes and are reviewed regularly. Assets are rebalanced through contributions and benefit payments as deemed appropriate. The actual and target allocations at the measurement date are as follows:

	2012 Target Allocation		2012 Actual Allocation		2011 Actual Allocation	
Asset Category	**U.S.**	**International**	**U.S.**	**International**	U.S.	International
Equity securities	**60–80%**	**54–65%**	**70%**	**57%**	66%	53%
Debt securities	**20–30%**	**34–44%**	**24%**	**39%**	28%	43%
Real estate/other	**0–10%**	**0–2%**	**5%**	**1%**	5%	2%
Cash	**—**	**—**	**1%**	**3%**	1%	2%
Total			**100%**	**100%**	100%	100%

The expected return on plan assets assumption is based on a weighted average of estimated long-term returns of major asset classes and the historical performance of plan assets. In determining asset class returns, we take into account historical long-term returns and the value of active management, as well as the interest rate environment.

The following table summarizes pension plan assets measured at fair value by asset class (see Note 13, Fair Value Measurements, for definition of the levels):

	30 September 2012				30 September 2011			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
U.S. Qualified Pension Plans								
Cash and cash equivalents	**$9.9**	**$9.9**	**$—**	**$—**	$9.2	$9.2	$—	$—
Equity securities	**645.3**	**645.3**	**—**	**—**	537.2	537.2	—	—
Equity mutual funds	**446.0**	**446.0**	**—**	**—**	138.3	138.3	—	—
Equity pooled funds	**370.9**	**—**	**370.9**	**—**	543.9	—	543.9	—
Fixed income:								
Bonds (government and corporate)	**13.8**	**—**	**13.8**	**—**	18.7	—	18.7	—
Mortgage and asset-backed securities	**12.7**	**—**	**12.7**	**—**	23.5	—	23.5	—
Mutual funds	**23.6**	**23.6**	**—**	**—**	37.8	37.8	—	—
Pooled funds	**462.6**	**—**	**462.6**	**—**	434.4	—	434.4	—
Real estate pooled funds	**115.0**	**—**	**—**	**115.0**	101.3	—	—	101.3
Total U.S. Qualified Pension Plans	**$2,099.8**	**$1,124.8**	**$860.0**	**$115.0**	$1,844.3	$722.5	$1,020.5	$101.3
International Pension Plans								
Cash and cash equivalents	**$37.8**	**$37.8**	**$—**	**$—**	$18.0	$18.0	$—	$—
Equity pooled funds	**642.6**	**—**	**642.6**	**—**	524.0	—	524.0	—
Fixed income pooled funds	**375.9**	**—**	**375.9**	**—**	340.8	—	340.8	—
Other pooled funds	**19.5**	**—**	**10.8**	**8.7**	25.0	—	8.3	16.7
Insurance contracts	**63.5**	**—**	**—**	**63.5**	71.6	—	—	71.6
Total International Pension Plans	**$1,139.3**	**$37.8**	**$1,029.3**	**$72.2**	$979.4	$18.0	$873.1	$88.3

The following table summarizes changes in fair value of the pension plan assets classified as Level 3, by asset class:

	Real Estate Pooled Funds	Other Pooled Funds	Insurance Contracts	Total
30 September 2010	$77.0	$17.9	$76.1	$171.0
Actual return on plan assets:				
Assets held at end of year	15.3	(.5)	.3	15.1
Assets sold during the period	—	.4	—	.4
Purchases, sales, and settlements, net	9.0	(1.1)	(4.8)	3.1
30 September 2011	$101.3	$16.7	$71.6	$189.6
Actual return on plan assets:				
Assets held at end of year	13.7	(1.1)	(1.0)	11.6
Assets sold during the period	—	.3	—	.3
Purchases, sales, and settlements, net	—	(7.2)	(7.1)	(14.3)
30 September 2012	**$115.0**	**$8.7**	**$63.5**	**$187.2**

The descriptions and fair value methodologies for the U.S. and international pension plan assets are as follows:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity.

Equity Securities

Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Mutual Funds

Shares of mutual funds are valued at their published closing net asset value (NAV) and are classified as Level 1 assets.

Pooled Funds
Securities are valued at the NAV of the shares held at year end, which is based on the fair value of the underlying investments, and are classified as Level 2 assets.

Corporate and Government Bonds
Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Mortgage and Asset-Backed Securities
Securities are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields, credit ratings, and purpose of the underlying loan.

Real Estate Pooled Funds
Funds are classified as Level 3 assets, as they are carried at the estimated fair value of the underlying properties. Estimated fair value is calculated utilizing a combination of key inputs, such as revenue and expense growth rates, terminal capitalization rates, and discount rates. These key inputs are consistent with practices prevailing within the real estate investment management industry.

Other Pooled Funds
Securities classified as Level 2 assets are valued at the NAV of the shares held at year end, which is based on the fair value of the underlying investments. Securities and interests classified as Level 3 are carried at the estimated fair value of the underlying investments. The underlying investments are valued based on bids from brokers or other third-party vendor sources that utilize expected cash flow streams and other uncorroborated data, including counterparty credit quality, default risk, discount rates, and the overall capital market liquidity.

Insurance Contracts
Insurance contracts are classified as Level 3 assets, as they are carried at contract value, which approximates the estimated fair value. The estimated fair value is based on the fair value of the underlying investment of the insurance company.

We anticipate contributing approximately $275 to the defined benefit pension plans in 2013.

Projected benefit payments, which reflect expected future service, are as follows:

	U.S.	International
2013	$112.8	$45.9
2014	118.3	46.3
2015	125.4	50.4
2016	133.4	51.2
2017	142.7	53.3
2018–2022	836.7	362.2

These estimated benefit payments are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

The accumulated benefit obligation (ABO) is the actuarial present value of benefits attributed to employee service rendered to a particular date, based on current salaries. The ABO for all defined benefit pension plans was $4,012.6 and $3,379.5 at the end of 2012 and 2011, respectively.

The following table provides information on pension plans where the benefit liability exceeds the value of plan assets:

	30 September 2012		30 September 2011	
	U.S.	**International**	U.S.	International
Pension Plans with PBO in Excess of Plan Assets:				
PBO	**$3,077.9**	**$1,383.3**	$2,605.9	$1,015.9
Fair value of plan assets	**2,099.8**	**1,113.2**	1,844.3	828.9
Pension Plans with ABO in Excess of Plan Assets:				
ABO	**$2,738.6**	**$1,249.1**	$2,316.5	$923.2
Fair value of plan assets	**2,099.8**	**1,113.2**	1,844.3	816.9

Included in the tables above are several pension arrangements that are not funded because of jurisdictional practice. The ABO and PBO related to these plans for 2012 were $166.5 and $190.5, respectively.

Defined Contribution Plans

We maintain a nonleveraged employee stock ownership plan (ESOP) which forms part of the Air Products and Chemicals, Inc. Retirement Savings Plan (RSP). The ESOP was established in May of 2002. The balance of the RSP is a qualified defined contribution plan including a 401(k) elective deferral component. A substantial portion of U.S. employees are eligible and participate.

We treat dividends paid on ESOP shares as ordinary dividends. Under existing tax law, we may deduct dividends which are paid with respect to shares held by the plan. Shares of the Company's common stock in the ESOP totaled 4,715,741 as of 30 September 2012.

We match a portion of the participants' contributions to the RSP and other various worldwide defined contribution plans. Our contributions to the RSP include a Company core contribution for certain eligible employees who do not receive their primary retirement benefit from the defined benefit pension plans, with the core contribution based on a percentage of pay that is dependent on years of service. For the RSP, we also make matching contributions on overall employee contributions as a percentage of the employee contribution and include an enhanced contribution for certain eligible employees that do not participate in the defined benefit pension plans. Worldwide contributions expensed to income in 2012, 2011, and 2010 were $33.9, $31.3, and $30.8, respectively.

Other Postretirement Benefits

We provide other postretirement benefits consisting primarily of healthcare benefits to certain U.S. retirees who meet age and service requirements. The healthcare benefit is a continued medical benefit until the retiree reaches age 65. Healthcare benefits are contributory, with contribution percentages adjusted periodically. The retiree medical costs are capped at a specified dollar amount, with the retiree contributing the remainder.

The cost of our other postretirement benefit plans includes the following components:

	2012	2011	2010
Service cost	**$4.5**	$5.7	$4.7
Interest cost	**3.9**	3.3	4.6
Amortization			
Prior service credit	**—**	—	(.1)
Actuarial loss	**2.9**	3.8	2.9
Net Periodic Postretirement Cost	**$11.3**	$12.8	$12.1

We calculate net periodic postretirement cost for a given fiscal year based on assumptions developed at the end of the previous fiscal year. The discount rate assumption used in the calculation of net periodic postretirement cost for 2012, 2011, and 2010 was 3.7%, 2.8%, and 4.2%, respectively.

We measure the other postretirement benefits as of 30 September. The discount rate assumption used in the calculation of the accumulated postretirement benefit obligation was 1.9% and 3.7% for 2012 and 2011, respectively.

The following table reflects the change in the accumulated postretirement benefit obligation and the amounts recognized in the consolidated balance sheets:

	2012	2011
Obligation at beginning of year	**$113.8**	$120.9
Service cost	**4.5**	5.7
Interest cost	**3.9**	3.3
Actuarial (gain) loss	**10.2**	(2.5)
Benefits paid	**(12.5)**	(13.6)
Obligation at End of Year	**$119.9**	$113.8
Amounts Recognized		
Accrued liabilities	**$12.6**	$12.8
Noncurrent liabilities	**107.3**	101.0

The changes in benefit obligation that have been recognized in other comprehensive income on a pretax basis during 2012 and 2011 for our other postretirement benefit plans consist of the following:

	2012	2011
Net actuarial (gain) loss arising during the period	**$10.2**	$(2.5)
Amortization of net actuarial loss	**(2.9)**	(3.8)
Total	**$7.3**	$(6.3)

The net actuarial loss recognized in accumulated other comprehensive loss on a pretax basis was $36.5 at 30 September 2012 and $29.2 at 30 September 2011. Of the 30 September 2012 actuarial loss, it is estimated that $4.2 will be amortized into net periodic postretirement cost over fiscal year 2013.

The assumed healthcare trend rates are as follows:

	2012	2011
Healthcare trend rate	**8.0%**	8.0%
Ultimate trend rate	**5.0%**	5.0%
Year the ultimate trend rate is reached	**2019**	2015

The effect of a change in the healthcare trend rate is slightly tempered by a cap on the average retiree medical cost. The impact of a one percentage point change in the assumed healthcare cost trend rate on net periodic postretirement cost and the obligation is not material.

Projected benefit payments are as follows:

2013	$12.8
2014	12.7
2015	12.6
2016	12.7
2017	12.4
2018–2022	53.6

These estimated benefit payments are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

16. COMMITMENTS AND CONTINGENCIES

Litigation

We are involved in various legal proceedings, including competition, environmental, health, safety, product liability, and insurance matters. In September 2010, the Brazilian Administrative Council for Economic Defense (CADE) issued a decision against our Brazilian subsidiary, Air Products Brasil Ltda., and several other Brazilian industrial gas companies for alleged anticompetitive activities. CADE imposed a civil fine of R$179.2 million (approximately $88 at 30 September 2012) on Air Products Brasil Ltda. This fine was based on a recommendation by a unit of the Brazilian Ministry of Justice whose investigation began in 2003 alleging violation of competition laws with respect to the sale of industrial and medical gases. The fines are based on a percentage of our total revenue in Brazil in 2003.

We have denied the allegations made by the authorities and filed an appeal in October 2010 with the Brazilian courts. Certain of our defenses, if successful, could result in the matter being dismissed with no fine against us. We, with advice of our outside legal counsel, have assessed the status of this matter and have concluded that, although an adverse final judgment after exhausting all appeals is reasonably possible, such a judgment is not probable. As a result, no provision has been made in the consolidated financial statements. We estimate the maximum possible loss to be the full amount of the fine of R$179.2 million (approximately $88 at 30 September 2012) plus interest accrued thereon until final disposition of the proceedings.

We are required to provide security for the payment of the fine (and interest) in order to suspend execution of the judgment during the appeal process, during which time interest will accrue on the fine. The security is only collectible by the court in the event we are not successful in our appeal and do not timely pay the fine. The security could be in the form of a bank guarantee or in other forms which the courts deem acceptable. The form of security to be provided by us has not been finally determined.

While we do not expect that any sums we may have to pay in connection with this or any other legal proceeding would have a material adverse effect on our consolidated financial position or net cash flows, a future charge for regulatory fines or damage awards could have a significant impact on our net income in the period in which it is recorded.

Environmental

In the normal course of business, we are involved in legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (the federal Superfund law), similar state environmental laws, and the Resource Conservation and Recovery Act (RCRA) relating to the designation of certain sites for investigation or remediation. Presently, there are approximately 35 sites on which a final settlement has not been reached where we, along with others, have been designated a potentially responsible party by the Environmental Protection Agency or are otherwise engaged in investigation or remediation, including cleanup activity at certain of our current and former manufacturing sites. We continually monitor these sites for which we have environmental exposure.

Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated consistent with the policy set forth in Note 1, Major Accounting Policies. The consolidated balance sheets at 30 September 2012 and 2011 included an accrual of $87.5 and $82.3, respectively, primarily as part of other noncurrent liabilities. The environmental liabilities will be paid over a period of up to 30 years. We estimate the exposure for environmental loss contingencies to range from $87 to a reasonably possible upper exposure of $101 as of 30 September 2012.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Using reasonably possible alternative assumptions of the exposure level could result in an increase to the environmental accrual. Due to the inherent uncertainties related to environmental exposures, a significant increase to the reasonably possible upper exposure level could occur if a new site is designated, the scope of remediation is increased, a different remediation alternative is identified, or a significant increase in our proportionate share occurs. We do not expect that any sum we may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse impact on our financial position or results of operations in any one year.

PACE

At 30 September 2012, $34.1 of the environmental accrual was related to the Pace facility.

In 2006, we sold our Amines business, which included operations at Pace, Florida and recognized a liability for retained environmental obligations associated with remediation activities at Pace. We are required by the Florida Department of Environmental Protection (FDEP) and the United States Environmental Protection Agency (USEPA) to continue our remediation efforts. We estimated that it would take about 20 years to complete the groundwater remediation, and the costs through completion were estimated to range from $42 to $52. As no amount within the range was a better estimate than another, we recognized a pretax expense in fiscal 2006 of $42.0 as a component of income from discontinued operations and recorded an environmental accrual of $42.0 in continuing operations on the consolidated balance sheets. There has been no change to the estimated exposure range related to the Pace facility.

We have implemented many of the remedial corrective measures at the Pace, Florida facility required under 1995 Consent Orders issued by the FDEP and the USEPA. Contaminated soils have been bioremediated, and the treated soils have been secured in a lined on-site disposal cell. Several groundwater recovery systems have been installed to contain and remove contamination from groundwater. We completed an extensive assessment of the site to determine how well existing measures are working, what additional corrective measures may be needed, and whether newer remediation technologies that were not available in the 1990s might be suitable to more quickly and effectively remove groundwater contaminants. Based on assessment results, we completed a focused feasibility study that appears to have identified new and alternative approaches that should more effectively remove contaminants and achieve the targeted remediation goals. We continue to review the new approaches with the FDEP.

PIEDMONT

At 30 September 2012, $20.3 of the environmental accrual was related to the Piedmont site.

On 30 June 2008, we sold our Elkton, Maryland and Piedmont, South Carolina production facilities and the related North American atmospheric emulsions and global pressure sensitive adhesives businesses. In connection with the sale, we recognized a liability for retained environmental obligations associated with remediation activities at the Piedmont site. This site is under active remediation for contamination caused by an insolvent prior owner. The sale of the site triggered expense recognition. Prior to the sale, remediation costs had been capitalized since they improved the property as compared to its condition when originally acquired. We are required by the South Carolina Department of Health and Environmental Control to address both contaminated soil and groundwater. Numerous areas of soil contamination have been addressed, and contaminated groundwater is being recovered and treated. We estimated that it would take until 2015 to complete source area remediation and another 15 years thereafter to complete groundwater recovery, with costs through completion estimated to be $24. We recognized a pretax expense in 2008 of $24.0 as a component of income from discontinued operations and recorded an environmental liability of $24.0 in continuing operations on the consolidated balance sheets. There has been no change to the estimated exposure.

PAULSBORO

At 30 September 2012, $7.9 of the environmental accrual was related to the Paulsboro site.

During the first quarter of 2009, management committed to a plan to sell the production facility in Paulsboro, New Jersey and recognized a $16.0 environmental liability associated with this site. The change in the liability balance since it was established is a result of spending and changes in the estimated exposure. In December 2009, we completed the sale of this facility. We are required by the New Jersey state law to investigate and, if contaminated, remediate a site upon its sale. We estimate that it will take several years to complete the investigation/remediation efforts at this site.

PASADENA

At 30 September 2012, $13.0 of the environmental accrual was related to the Pasadena site.

During the fourth quarter of 2012, management committed to permanently shutting down our PUI production facility in Pasadena, Texas. In shutting down and dismantling the facility, we will undertake certain remediation obligations related to soil and groundwater contaminants. We have been pumping and treating the groundwater to control off-site migration of contaminated groundwater in compliance with regulatory requirements and under the approval of the Texas Commission on Environmental Quality (TCEQ), for which we had a previously established accrual of $4.0. We estimate that we will continue this program for 30 years subsequent to the shutdown of the PUI production facility. In addition, we will perform additional work to address other environmental obligations at the site. This additional work includes addressing the RCRA permitted hazardous waste management units, investigating other potential solid waste management units, performing post closure care for two closed RCRA surface impoundment units and establishing engineering controls. The total exposure at this site is expected to be $13.0.

Guarantees and Warranties

We are a party to certain guarantee agreements, including debt guarantees of equity affiliates and equity support agreements. These guarantees are contingent commitments that are related to activities of our primary businesses.

We have guaranteed repayment of some additional borrowings of certain unconsolidated equity affiliates. At 30 September 2012, these guarantees have terms in the range of one to nine years, with maximum potential payments of $12.9.

We have entered into an equity support agreement and operations guarantee related to an air separation facility constructed in Trinidad for a venture in which we own 50%. At 30 September 2012, maximum potential payments under joint and several guarantees were $54.7. Exposures under the guarantee decline over time and will be completely extinguished by 2024.

To date, no equity contributions or payments have been required since the inception of these guarantees. The fair value of the above guarantees is not material.

We, in the normal course of business operations, have issued product warranties in our Equipment business. Also, contracts often contain standard terms and conditions which typically include a warranty and indemnification to the buyer that the goods and services purchased do not infringe on third-party intellectual property rights. The provision for estimated future costs relating to warranties is not material to the consolidated financial statements.

We do not expect that any sum we may have to pay in connection with guarantees and warranties will have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

Put Option Agreements

In 2002, we entered into a put option agreement as part of the purchase of an additional interest in San Fu Gas Company, Ltd., renamed Air Products San Fu Company, Ltd. (San Fu), an industrial gas company in Taiwan. Currently, we have an ownership interest of 74% in San Fu. Put options were issued which give other shareholders the right to sell San Fu stock to us at market price when exercised. The options are effective through January 2015 and allow for the sale of all stock owned by other shareholders to us. We account for put options as contingent liabilities to purchase an asset. Since the inception of these agreements and through 30 September 2012, we determined that we were not certain that these options would be exercised by the other shareholders. The estimated U.S. dollar price of purchasing the stock owned by other shareholders based on the exchange rate at 30 September 2012 would be approximately $290.

In July 2012, we entered into an agreement that provides the largest minority shareholder of Indura S.A. a right to exercise a put option to require Air Products to purchase up to a 30.5% equity interest (approximately 16.3 million shares) during the two-year period beginning on 1 July 2015. We determined that the put option is embedded within minority interest shares that are subject to the put option. Therefore, the put option is accounted for within "Redeemable Noncontrolling Interest" in our consolidated balance sheets as of 30 September 2012. Refer to Note 5, Business Combinations, and Note 19, Noncontrolling Interests, for further details.

Purchase Obligations

We are obligated to make future payments under unconditional purchase obligations as summarized below:

2013	$ 780
2014	153
2015	144
2016	143
2017	119
Thereafter	588
Total	$1,927

Approximately $800 of our long-term unconditional purchase obligations relate to feedstock supply for numerous HyCO (hydrogen, carbon monoxide, and syngas) facilities. The price of feedstock supply is principally related to the price of natural gas. However, long-term take-or-pay sales contracts to HyCO customers are generally matched to the term of the feedstock supply obligations and provide recovery of price increases in the feedstock supply. Due to the matching of most long-term feedstock supply obligations to customer sales contracts, we do not believe these purchase obligations would have a material effect on our financial condition or results of operations.

The unconditional purchase obligations also include other product supply and purchase commitments and electric power and natural gas supply purchase obligations, which are primarily pass-through contracts with our customers. We have a supply agreement for the purchase of silane gas that is not matched to a customer sales contract having terms extending to ten years. In the fourth quarter of 2012, we made an offer to terminate the contract; however, no settlement has been reached. Refer to Note 4, Business Restructuring and Cost Reduction Plans, for additional information. In addition, purchase commitments to spend approximately $592 for additional plant and equipment are included in the unconditional purchase obligations in 2013.

17. CAPITAL STOCK

Authorized capital stock consists of 25 million preferred shares with a par value of $1 per share, none of which was outstanding at 30 September 2012, and 300 million shares of common stock with a par value of $1 per share.

On 15 September 2011, the Board of Directors authorized the repurchase of up to $1,000 of our outstanding common stock. We repurchase shares pursuant to Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended, through repurchase agreements established with several brokers. During fiscal year 2012, we purchased .6 million of our outstanding shares at a cost of $53.1. At 30 September 2012, $946.9 in share repurchase authorization remains. During fiscal year 2011, we purchased 7.4 million of our outstanding shares at a cost of $649.2, which completed our 2007 $1,000 share repurchase program.

The following table reflects the changes in common shares:

Year ended 30 September	**2012**	2011	2010
Number of Common Shares Outstanding			
Balance, beginning of year	**210,185,256**	213,802,865	211,260,264
Purchase of treasury shares	**(594,916)**	(7,433,612)	—
Issuance of treasury shares for stock option and award plans	**2,885,540**	3,816,003	2,542,601
Balance, end of year	**212,475,880**	210,185,256	213,802,865

18. SHARE-BASED COMPENSATION

We have various share-based compensation programs, which include stock options, deferred stock units, and restricted stock. Under all programs, the terms of the awards are fixed at the grant date. We issue shares from treasury stock upon the exercise of stock options, the payout of deferred stock units, and the issuance of restricted stock awards. As of 30 September 2012, there were 3,956,486 shares available for future grant under our Long-Term Incentive Plan, which is shareholder approved.

Share-based compensation cost recognized in the consolidated income statement is summarized below:

	2012	2011	2010
Cost of sales	**$4.7**	$3.8	$4.0
Selling and administrative	**37.4**	39.5	42.5
Research and development	**1.3**	1.5	2.1
Business restructuring and cost reduction plans	**.4**	—	—
Before-Tax Share-Based Compensation Cost	**43.8**	44.8	48.6
Income tax benefit	**(15.7)**	(17.1)	(18.3)
After-Tax Share-Based Compensation Cost	**$28.1**	$27.7	$30.3

The amount of share-based compensation cost capitalized in 2012, 2011, and 2010 was not material.

Total before-tax share-based compensation cost by type of program was as follows:

	2012	2011	2010
Stock options	**$22.1**	$21.4	$25.0
Deferred stock units	**19.5**	20.8	21.5
Restricted stock	**2.2**	2.6	2.1
Before-Tax Share-Based Compensation Cost	**$43.8**	$44.8	$48.6

Stock Options

We have granted awards of options to purchase common stock to executives and selected employees. The exercise price of stock options equals the market price of our stock on the date of the grant. Options generally vest incrementally over three years, and remain exercisable for ten years from the date of grant.

Fair values of stock options granted prior to 1 October 2010 were estimated using a lattice-based valuation model. Beginning in fiscal 2011, we used the Black Scholes model to value stock option awards. The Black Scholes model is a widely used valuation technique that incorporates all the measurement objectives required by the share-based compensation accounting guidance. Additionally, the Black Scholes model incorporates assumptions that reflect all substantive characteristics of our program. We believe the Black Scholes model improves comparability and efficiency. The impact of the change in valuation models was not significant to the consolidated financial statements.

Fair value was determined using the assumptions noted in the table below. Expected volatility and expected dividend yield for fiscal year 2012 and 2011 valuations using the Black Scholes model are based on actual historical experience of our stock and dividends over the historical period equal to the expected life. Expected volatility and expected dividend yield for fiscal year 2010 valuations using the lattice-based valuation model were based on actual historical experience of our stock and dividends over the historical period equal to the option term. The expected life represents the period of time that options granted are expected to be outstanding based on an analysis of Company-specific historical exercise data. The range given below results from certain groups of employees exhibiting different behavior. Groups of employees that have similar historical exercise behavior were considered separately for valuation purposes. The risk-free rate is based on the U.S. Treasury Strips with terms equal to the expected time of exercise as of the grant date.

	2012	2011	2010
Expected volatility	**29.0%–30.4%**	29.2%–30.0%	32.6%
Expected dividend yield	**2.3%**	2.2%	2.1%
Expected life (in years)	**7.3–9.0**	7.0–8.7	6.8–8.0
Risk-free interest rate	**1.7%–2.1%**	2.4%–2.9%	2.9%–3.3%

The weighted average grant-date fair value of options granted during 2012, 2011, and 2010 was $21.43, $23.83, and $25.94, per option, respectively.

A summary of stock option activity is presented below:

Stock Options	Shares (000)	Weighted Average Exercise Price
Outstanding at 30 September 2011	13,570	$62.55
Granted	1,090	82.65
Exercised	(2,675)	46.15
Forfeited	(150)	87.41
Outstanding at 30 September 2012	**11,835**	**$67.79**
Exercisable at 30 September 2012	**9,907**	**$64.57**

Stock Options	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at 30 September 2012	**4.6**	**$199**
Exercisable at 30 September 2012	**3.8**	**$199**

The aggregate intrinsic value represents the amount by which our closing stock price of $82.70 as of 28 September 2012 exceeds the exercise price multiplied by the number of in-the-money options outstanding or exercisable.

The total intrinsic value of stock options exercised during 2012, 2011, and 2010 was $110.6, $180.8, and $92.4, respectively.

Compensation cost is generally recognized over the stated vesting period consistent with the terms of the arrangement (i.e., either on a straight-line or graded-vesting basis). Expense recognition is accelerated for retirement-eligible individuals who would meet the requirements for vesting of awards upon their retirement. As of 30 September 2012, there was $9.4 of unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted average period of 2.0 years.

Cash received from option exercises during 2012 was $124.3. The total tax benefit realized from stock option exercises in 2012 was $38.1, of which $26.4 was the excess tax benefit.

Deferred Stock Units and Restricted Stock

The grant-date fair value of deferred stock units and restricted stock is estimated on the date of grant based on the market price of the stock, and compensation cost is generally amortized to expense on a straight-line basis over the vesting period during which employees perform related services. Expense recognition is accelerated for retirement-eligible individuals who would meet the requirements for vesting of awards upon their retirement.

Deferred Stock Units

We have granted deferred stock units to executives, selected employees, and outside directors. These deferred stock units entitle the recipient to one share of common stock upon vesting, which is conditioned on continued employment during the deferral period and may also be conditioned on achieving certain performance targets. The deferral period for some units ends after death, disability, or retirement. The deferral period for other performance-based deferred stock units ends at the end of the performance period (one to three years). Additionally, we have granted deferred stock units, subject to a three-, four-, or five-year deferral period, to selected employees. Deferred stock units issued to directors are paid after service on the Board of Directors ends at the time elected by the director (not to exceed 10 years after service ends).

Deferred Stock Units	Shares (000)	Weighted Average Grant-Date Fair Value
Outstanding at 30 September 2011	1,505	$68.85
Granted	264	82.97
Paid out	(271)	77.99
Forfeited/adjustments	(82)	79.98
Outstanding at 30 September 2012	**1,416**	**$69.09**

Cash payments made for deferred stock units were $1.8, $1.0, and $1.4 in 2012, 2011, and 2010, respectively. As of 30 September 2012, there was $26.2 of unrecognized compensation cost related to deferred stock units. The cost is expected to be recognized over a weighted average period of 2.4 years. The total fair value of deferred stock units paid out during 2012, 2011, and 2010, including shares vested in prior periods, was $22.0, $26.3, and $26.2, respectively.

Restricted Stock

We have issued shares of restricted stock to certain officers. Participants are entitled to cash dividends and to vote their respective shares. Shares granted since 2007 vest in four years or upon earlier retirement, death, or disability. Shares granted prior to 2007 are subject to forfeiture if employment is terminated other than due to death, disability, or retirement. The shares are nontransferable while subject to forfeiture.

Restricted Stock	Shares (000)	Weighted Average Grant-Date Fair Value
Outstanding at 30 September 2011	154	$74.59
Granted	34	82.64
Vested	(26)	93.19
Forfeited	(19)	70.89
Outstanding at 30 September 2012	**143**	**$73.61**

As of 30 September 2012, there was $1.6 of unrecognized compensation cost related to restricted stock awards. The cost is expected to be recognized over a weighted average period of 2.5 years. The total fair value of restricted stock vested during 2012, 2011, and 2010 was $2.0, $1.6 and $1.0, respectively.

19. NONCONTROLLING INTERESTS

INDURA S.A.

Redeemable Noncontrolling Interest

The largest minority shareholder in Indura S.A. has the right to exercise a put option to require us to purchase up to a 30.5% equity interest during the two-year period beginning on 1 July 2015, at a redemption value equal to fair market value (subject to a minimum price based upon the acquisition date value escalated by an inflation factor). We determined that the put option is embedded within the minority interest shares that are subject to the put option. The redemption feature requires classification of the minority shareholder's interest in the consolidated balance sheet outside of equity under the caption "Redeemable Noncontrolling Interest."

The redeemable noncontrolling interest of Indura S.A. was recorded on the acquisition date based on the estimated fair value of the shares including the embedded put option. As Indura S.A. shares are not publicly traded, the fair value of the shares was estimated based on trading multiples for similar companies in the Chilean stock market and recent transactions. The fair value of the put option was estimated using standard equity option pricing techniques, expected dividend payouts, and assumptions that market participants would use regarding equity volatility and the risk free rate of return. Subsequent adjustments to the value of the redeemable noncontrolling interest due to the redemption feature, if any, will be recognized as they occur and recorded within capital in excess of par value.

The following is a rollforward of the redeemable noncontrolling interest:

Balance at 30 September 2011	$ —
Indura acquisition	374.1
Net loss	(2.4)
Currency translation adjustment	20.8
Balance at 30 September 2012	**$392.5**

Noncontrolling Interest

Approximately 2.7% of Indura S.A.'s shares, or $15.4 in net assets, are included in noncontrolling interests within equity on our consolidated balance sheets at 30 September 2012. This noncontrolling interest was recorded on the acquisition date at fair value, which was estimated based on the price per share that was paid for the minority shares acquired during the initial purchase transaction.

Refer to Note 5, Business Combinations, for additional information on the Indura S.A. transaction.

CRYOSERVICES LIMITED

In June 2010, we entered into agreements to increase our ownership percentage from 72% to 97% of CryoService Limited (CSL), a cryogenic and specialty gases company in the U.K. As a result of this arrangement, we reduced the noncontrolling interest for the 25% purchase obligation and recorded an estimated liability based on a multiple of earnings formula. As the purchase of the noncontrolling interest did not result in a change of control, the difference between the carrying value of the 25% noncontrolling interest and the liability recognized was recorded as a $28.3 reduction in capital in excess of par value.

In the first quarter of 2011, we revised our initial estimate of the liability and recorded an adjustment of $6.1 to the liability and capital in excess of par. At 30 September 2011, the liability amounted to $51.0 and was reported in payables and accrued liabilities on the consolidated balance sheets as indicated in Note 22, Supplemental Information.

On 30 November 2011, we remitted consideration of £33.2 million ($52.1) to fulfill this obligation. Refer to Note 13, Fair Value Measurements, for a rollforward of the liability balance.

In the first quarter of 2012, we entered into an agreement to purchase the remaining 3% of CSL, increasing our ownership percentage to 100%. On 30 November 2011, we remitted consideration of £4.0 million ($6.3) to purchase the remaining 3% of CSL.

The following table presents the effect of changes in ownership interests in subsidiaries on Air Products shareholder's equity:

	2012	2011	2010
Net income attributable to Air Products	**$1,167.3**	$1,224.2	$1,029.1
Transfers to noncontrolling interests			
Decrease in Air Products capital in excess of par value for purchase of noncontrolling interests	**(4.4)**	(6.1)	(28.3)
Changes in equity resulting from net income attributable to Air Products and transfers to noncontrolling interests	**$1,162.9**	$1,218.1	$1,000.8

20. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share (EPS) is as follows:

30 September	**2012**	2011	2010
Numerator			
Income from continuing operations	**$999.2**	$1,134.3	$941.6
Income from discontinued operations	**168.1**	89.9	87.5
Net Income Attributable to Air Products	**$1,167.3**	$1,224.2	$1,029.1
Denominator (in millions)			
Weighted average number of common shares outstanding	**211.2**	213.0	212.2
Effect of dilutive securities			
Employee stock options	**2.6**	3.7	3.9
Other award plans	**.9**	.9	1.0
	3.5	4.6	4.9
Weighted average number of common shares outstanding assuming dilution	**214.7**	217.6	217.1
Basic EPS Attributable to Air Products			
Income from continuing operations	**$4.73**	$5.33	$4.44
Income from discontinued operations	**.80**	.42	.41
Net Income Attributable to Air Products	**$5.53**	$5.75	$4.85
Diluted EPS Attributable to Air Products			
Income from continuing operations	**$4.66**	$5.22	$4.34
Income from discontinued operations	**.78**	.41	.40
Net Income Attributable to Air Products	**$5.44**	$5.63	$4.74

Diluted EPS attributable to Air Products reflects the potential dilution that could occur if stock options or other share-based awards were exercised or converted into common stock. The dilutive effect is computed using the treasury stock method, which assumes all share-based awards are exercised and the hypothetical proceeds from exercise are used by the Company to purchase common stock at the average market price during the period. The incremental shares (difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation. Options on 3.6 million shares, 2.1 million shares, and 2.2 million shares were antidilutive and therefore excluded from the computation of diluted EPS for 2012, 2011, and 2010, respectively.

21. INCOME TAXES

The following table shows the components of the provision for income taxes:

	2012	2011	2010
Federal			
Current	**$43.1**	$14.7	$100.5
Deferred	**76.5**	181.6	47.4
	119.6	196.3	147.9
State			
Current	**9.6**	20.1	2.7
Deferred	**4.0**	2.6	4.3
	13.6	22.7	7.0
Foreign			
Current	**173.9**	153.8	113.5
Deferred	**(19.8)**	2.5	37.3
	154.1	156.3	150.8
	$287.3	$375.3	$305.7

The significant components of deferred tax assets and liabilities are as follows:

30 September	2012	2011
Gross Deferred Tax Assets		
Retirement benefits and compensation accruals	**$520.4**	$513.5
Tax loss carryforwards	**57.4**	43.7
Tax credits	**52.8**	49.6
Reserves and accruals	**188.9**	95.2
Asset impairment	**25.4**	8.6
Currency losses	**—**	28.7
Other	**43.2**	58.8
Valuation allowance	**(36.6)**	(28.6)
Deferred Tax Assets	**851.5**	769.5
Gross Deferred Tax Liabilities		
Plant and equipment	**1,089.5**	995.8
Investment in partnerships	**5.4**	7.3
Currency gains	**20.3**	—
Unremitted earnings of foreign entities	**71.9**	59.2
Intangible assets	**135.3**	28.2
Other	**4.8**	15.9
Deferred Tax Liabilities	**1,327.2**	1,106.4
Net Deferred Income Tax Liability	**$475.7**	$336.9

Deferred tax assets and liabilities are included within the consolidated financial statements as:

	2012	2011
Deferred Tax Assets		
Other receivables and current assets	**$129.0**	$103.1
Other noncurrent assets	**73.7**	123.6
Total Deferred Tax Assets	**202.7**	226.7
Deferred Tax Liabilities		
Payables and accrued liabilities	**7.6**	5.4
Deferred income taxes	**670.8**	558.2
Total Deferred Tax Liabilities	**678.4**	563.6
Net Deferred Income Tax Liability	**$475.7**	$336.9

The increase in net deferred income tax liability primarily resulted from current year business combinations. Refer to Note 5, Business Combinations for additional information.

Foreign and state loss carryforwards as of 30 September 2012 were $170.6 and $311.2, respectively. The foreign losses have expiration periods beginning in fiscal year 2013. Some of the foreign operations operate in jurisdictions with unlimited carryforward periods. State operating loss carryforwards have expiration periods that range between fiscal year 2013 and 2032.

The net change in the valuation allowance was an increase of $8.0 for the year ended 30 September 2012. The valuation allowance as of 30 September 2012 primarily relates to the tax loss carryforwards referenced above. If events warrant the reversal of the $36.6 valuation allowance, it would result in a reduction of tax expense. We believe it is more likely than not that future earnings will be sufficient to utilize our deferred tax asset, net of existing valuation allowance, at 30 September 2012.

Income tax payments, net of refunds, were $255.7 in 2012, $159.9 in 2011, and $190.7 in 2010.

Major differences between the United States federal statutory tax rate and the effective tax rate are:

(Percent of income before taxes)	2012	2011	2010
U.S. federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**.7**	1.0	.3
Income from equity affiliates	**(4.0)**	(3.3)	(3.3)
Foreign taxes and credits	**(8.6)**	(7.1)	(8.4)
Domestic production activities	**(.9)**	(.6)	(.7)
Tax audit settlements and adjustments	**(1.1)**	(1.1)	—
Donation of investments	**—**	—	(.4)
Other	**.8**	.4	1.5
Effective Tax Rate	**21.9%**	24.3%	24.0%

The following table summarizes the income of U.S. and foreign operations, before taxes:

	2012	2011	2010
Income from Continuing Operations before Taxes			
United States	**$518.6**	$625.5	$464.5
Foreign	**640.1**	767.1	681.3
Income from equity affiliates	**153.8**	154.3	126.9
Total	**$1,312.5**	$1,546.9	$1,272.7

We record U.S. income taxes on the undistributed earnings of our foreign subsidiaries and corporate joint ventures unless those earnings are permanently reinvested in the companies that produced them. These cumulative undistributed earnings that are considered to be permanently reinvested in foreign subsidiaries and corporate joint ventures are included in retained earnings on the consolidated balance sheets and amounted to $5,278.2 at the end of 2012. As more than 90% of the undistributed earnings are in countries with a statutory tax rate of 24% or higher, we do not generate a disproportionate amount of taxable income in countries with very low tax rates. An estimated $1,332.5 in U.S. income and foreign withholding taxes would be due if these earnings were remitted as dividends after payment of all deferred taxes.

At 30 September 2012 and 2011, we had $110.8 and $126.4 of unrecognized tax benefits, excluding interest and penalties, of which $56.9 and $93.1, respectively, would impact the effective tax rate if recognized. Interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense and totaled $(26.1) in 2012, $(2.4) in 2011, and $5.5 in 2010. Our accrued balance for interest and penalties was $7.2 and $33.3 in 2012 and 2011, respectively.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Unrecognized Tax Benefits	2012	2011	2010
Balance at beginning of year	**$126.4**	$197.8	$163.1
Additions for tax positions of the current year	**44.5**	16.3	31.8
Additions for tax positions of prior years	**2.3**	5.7	12.9
Reductions for tax positions of prior years	**(46.9)**	(72.4)	(1.0)
Settlements	**(11.0)**	(15.6)	—
Statute of limitations expiration	**(3.7)**	(4.8)	(6.1)
Foreign currency translation	**(.8)**	(.6)	(2.9)
Balance at End of Year	**$110.8**	$126.4	$197.8

We were challenged by the Spanish tax authorities over income tax deductions taken by certain of our Spanish subsidiaries during fiscal years 2005–2011. Although we continue to believe that all positions taken were compliant with applicable laws, in November 2011 we reached a settlement with the Spanish tax authorities for €41.3 million ($56) in resolution of all tax issues under examination. Of this settlement, $43.8 ($.20 per share) increased our income tax expense and had a 3.3% impact on our effective tax rate for the fiscal year ended 30 September 2012. The cash payment for the settlement was principally paid in January 2012. As a result of this settlement, we recorded a reduction in unrecognized tax benefits of $6.4 for tax positions taken in prior years and $11.0 for settlements.

As of 30 September 2011, our unrecognized tax benefits included an amount related to certain transactions of a Spanish subsidiary for years 1991 and 1992, a period before we controlled this subsidiary. In March 2009, the Spanish appeals court (Audiencia Nacional) ruled in favor of our Spanish subsidiary. The Spanish government appealed this court decision to the Spanish Supreme Court, and as a result, we did not reverse the liability accrued for these unrecognized tax benefits. On 25 January 2012, the Spanish Supreme Court released its decision affirming the decision of the Audiencia Nacional in favor of our Spanish subsidiary. As a result, in the second quarter of 2012, we recorded a reduction in income tax expense of $58.3 ($.27 per share), including interest and penalties, and a reduction in unrecognized tax benefits. The reduction in income tax expense had a 4.4% impact on our effective tax rate for the fiscal year ended 30 September 2012. As a result of this ruling, unrecognized tax benefits decreased $38.3 for tax positions of prior years.

During the third quarter of 2012, our unrecognized tax benefits increased $33.3 as a result of certain tax positions taken in conjunction with the disposition of our Homecare business. For additional information, see Note 3, Discontinued Operations.

In the third quarter of 2011, a U.S. Internal Revenue Service audit over tax years 2007 and 2008 was completed, resulting in a decrease in unrecognized tax benefits of $36.0 and a favorable impact to earnings of $23.9. This included a tax benefit of $8.9 or $.04 per share, recognized in income from discontinued operations for fiscal year 2011, as it relates to the previously divested U.S. Healthcare business.

We are also currently under examination in a number of other tax jurisdictions, some of which may be resolved in the next twelve months. As a result, it is reasonably possible that a change in the unrecognized tax benefits may occur during the next twelve months. However, quantification of an estimated range cannot be made at this time.

We generally remain subject to examination in the following major tax jurisdictions for the years indicated below:

Major Tax Jurisdiction	Open Tax Years
North America	
United States	2009–2012
Canada	2007–2012
Europe	
United Kingdom	2009–2012
Germany	2006–2012
Netherlands	2006–2012
Poland	2007–2012
Spain	2009–2012
Asia	
China	2007–2012
Taiwan	2007–2012
Korea	2007–2012

22. SUPPLEMENTAL INFORMATION

Other Receivables and Current Assets

30 September	2012	2011
Deferred tax assets	**$129.0**	$103.1
Derivative instruments	**14.7**	30.8
Other receivables	**126.3**	87.1
Current capital lease receivables	**62.0**	47.1
Other	**10.0**	1.1
	$342.0	$269.2

Other Noncurrent Assets

30 September	2012	2011
Restricted cash	**$—**	$77.2
Derivative instruments	**112.9**	87.4
Other long-term receivables	**47.8**	43.7
Deferred tax assets	**73.7**	123.6
Other	**159.2**	146.3
	$393.6	$478.2

Payables and Accrued Liabilities

30 September	2012	2011
Trade creditors	**$1,004.9**	$793.6
Customer advances	**155.0**	136.0
Accrued payroll and employee benefits	**137.7**	204.5
Pension benefits	**13.5**	33.8
Dividends payable	**136.0**	121.9
Outstanding payments in excess of certain cash balances	**26.3**	36.8
Accrued interest expense	**48.4**	51.3
Derivative instruments	**34.8**	40.6
Liability related to purchase of shares from noncontrolling interests	**10.6**	51.0
Contract actions associated with business restructuring	**100.0**	—
Severance and other costs associated with business restructuring and cost reduction plans	**89.4**	—
Other	**171.1**	130.2
	$1,927.7	$1,599.7

Other Noncurrent Liabilities

30 September	2012	2011
Pension benefits	**$1,234.8**	$914.5
Postretirement benefits	**107.3**	101.0
Other employee benefits	**123.0**	100.2
Contingencies related to uncertain tax positions	**112.1**	154.1
Advance payments	**32.7**	34.9
Environmental liabilities	**80.3**	75.1
Contingent proceeds subject to Homecare retenders	**140.8**	—
Derivative instruments	**12.0**	3.2
Asset retirement obligations	**71.2**	63.4
Other	**66.7**	53.6
	$1,980.9	$1,500.0

Accumulated Other Comprehensive Income (Loss)

30 September	2012	2011	2010
Net unrealized holding gain on investments	**$—**	$—	$20.7
Net unrecognized loss on derivatives qualifying as hedges	**(18.9)**	(9.5)	(21.9)
Foreign currency translation adjustments	**(38.8)**	(130.9)	(44.1)
Pension and postretirement benefits	**(1,291.1)**	(1,113.0)	(1,114.1)
	$(1,348.8)	$(1,253.4)	$(1,159.4)

Other Income (Expense), Net

30 September	2012	2011	2010
Technology and royalty income	**$22.9**	$24.3	$19.0
Interest income	**5.4**	5.7	3.4
Foreign exchange	**1.1**	(8.6)	4.0
Sale of assets and investments	**8.4**	14.6	16.4
Amortization of intangibles	**(3.5)**	(5.5)	(8.4)
Government grants	**15.2**	9.5	—
Other	**(2.4)**	1.7	8.5
	$47.1	$41.7	$42.9

Customer Bankruptcy

As a result of events which occurred during the fourth quarter of 2012, we recognized a charge of $9.8 ($6.1 after-tax, or $.03 per share) primarily related to the write-off of onsite assets due to a customer bankruptcy and mill shutdown. The customer, which primarily received products from the Tonnage Gases segment, filed for bankruptcy in May 2012. Sales and operating income associated with this customer are not material to the Tonnage Gases segment's results. We do not expect to recognize additional charges related to this customer.

In April 2010, one of our customers emerged from bankruptcy proceedings. We received a final settlement in the amount of $22.4, of which $16.0 was applied against the remaining outstanding receivables. Income of $6.4 ($4.0 after-tax, or $.02 per share) was recognized for the recovery of certain receivables that had been previously written off.

Liability Related to Purchase of Shares from Noncontrolling Interests

We have an obligation to purchase 2% of the remaining shares of Indura S.A. within twelve months of the acquisition date for CLP5.0 billion ($10.6). Indura S.A. is not publicly traded, and therefore, no observable market exists for the shares. We used a market approach to estimate the fair value of the outstanding liability that was based on a multiple of current earnings formula, including market participant considerations. This liability was reported in payables and accrued liabilities on the consolidated balance sheet as of 30 September 2012. Refer to Note 5, Business Combinations, for additional information on this transaction.

As of 30 September 2011, payables and accrued liabilities on the consolidated balance sheet included $51.0 for the obligation to purchase 25% of the remaining shares of Cryoservice Limited (CSL) in December 2011. CSL is not publicly traded, and therefore, no observable market exists for the shares. The fair value of the outstanding liability was determined using an internally developed valuation model that was based on a multiple of earnings formula. Refer to Note 19, Noncontrolling Interests, for additional information.

23. SUMMARY BY QUARTER (UNAUDITED)

These tables summarize the unaudited results of operations for each quarter of 2012 and 2011:

2012		First	Second	Third	Fourth	Total
Sales		**$2,321.5**	**$2,344.3**	**$2,340.1**	**$2,605.8**	**$9,611.7**
Gross profit		**599.2**	**628.5**	**649.3**	**682.8**	**2,559.8**
Business restructuring and cost reduction plans [(A)]		**—**	**86.8**	**—**	**240.6**	**327.4**
Gain on previously held equity interest [(B)]		**—**	**—**	**85.9**	**—**	**85.9**
Customer bankruptcy [(C)]		**—**	**—**	**—**	**9.8**	**9.8**
Operating income		**353.8**	**287.9**	**482.8**	**157.9**	**1,282.4**
Net income		**256.3**	**302.2**	**492.5**	**142.3**	**1,193.3**
Net Income attributable to Air Products						
Income from continuing operations		**225.9**	**279.0**	**357.2**	**137.1**	**999.2**
Income from discontinued operations		**22.2**	**17.0**	**127.3**	**1.6**	**168.1**
Net Income attributable to Air Products		**248.1**	**296.0**	**484.5**	**138.7**	**1,167.3**
Basic EPS attributable to Air Products						
Income from continuing operations		**1.07**	**1.32**	**1.69**	**.65**	**4.73**
Income from discontinued operations		**.11**	**.08**	**.60**	**.01**	**.80**
Net income per common share		**1.18**	**1.40**	**2.29**	**.66**	**5.53**
Diluted EPS attributable to Air Products						
Income from continuing operations		**1.06**	**1.30**	**1.66**	**.64**	**4.66**
Income from discontinued operations		**.10**	**.08**	**.60**	**.01**	**.78**
Net income per common share		**1.16**	**1.38**	**2.26**	**.65**	**5.44**
Dividends declared per common share		**.58**	**.64**	**.64**	**.64**	**2.50**
Market price per common share:	High	**90.20**	**92.48**	**92.79**	**85.83**	
	Low	**72.26**	**85.60**	**76.11**	**77.21**	

2011		First	Second	Third	Fourth	Total
Sales		$2,292.5	$2,403.0	$2,472.0	$2,506.2	$9,673.7
Gross profit		622.9	654.8	646.3	651.4	2,575.4
Net loss on Airgas transaction [(D)]		43.5	5.0	—	—	48.5
Operating income		331.2	393.8	387.7	395.4	1,508.1
Net income		275.9	311.5	335.0	339.1	1,261.5
Net Income attributable to Air Products						
Income from continuing operations		247.4	285.7	297.0	304.2	1,134.3
Income from discontinued operations		21.2	18.6	29.5	20.6	89.9
Net Income attributable to Air Products		268.6	304.3	326.5	324.8	1,224.2
Basic EPS attributable to Air Products						
Income from continuing operations		1.15	1.34	1.40	1.44	5.33
Income from discontinued operations		.10	.08	.14	.10	.42
Net income per common share		1.25	1.42	1.54	1.54	5.75
Diluted EPS attributable to Air Products						
Income from continuing operations		1.13	1.31	1.37	1.41	5.22
Income from discontinued operations		.10	.08	.13	.10	.41
Net income per common share		1.23	1.39	1.50	1.51	5.63
Dividends declared per common share		.49	.58	.58	.58	2.23
Market price per common share:	High	91.39	95.00	96.00	98.00	
	Low	80.90	83.22	89.18	74.58	

(A) For additional information, see Note 4, Business Restructuring and Cost Reduction Plans.

(B) For additional information, see Note 5, Business Combinations.

(C) For additional information, see Note 22, Supplemental Information.

(D) For additional information, see Note 6, Airgas Transaction.

24. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Our segments are organized based on differences in product and/or type of customer. We have four business segments consisting of Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy.

Merchant Gases

The Merchant Gases segment sells atmospheric gases such as oxygen, nitrogen, and argon (primarily recovered by the cryogenic distillation of air); process gases such as hydrogen and helium (purchased or refined from crude helium); and medical and specialty gases, along with certain services and equipment, throughout the world to customers in many industries, including those in metals, glass, chemical processing, food processing, healthcare, steel, general manufacturing, and petroleum and natural gas industries. There are four principal types of products: liquid bulk, packaged gases and hardgoods, and small on-site plants. Most merchant product is delivered via bulk supply, in liquid or gaseous form, by tanker or tube trailer. Smaller quantities of industrial and specialty gases are delivered in cylinders and dewars as "packaged gases," or through small on-sites (cryogenic or noncryogenic generators). Electricity is the largest cost component in the production of atmospheric gases. Natural gas is also an energy source at a number of our Merchant Gases facilities. We mitigate energy and natural gas prices through pricing formulas and surcharges. The Merchant Gases segment also includes our share of the results of several joint ventures accounted for by the equity method. The largest of these joint ventures operate in Mexico, Italy, South Africa, India, Saudi Arabia, and Thailand. Merchant Gases competes worldwide against global industrial gas companies and several regional sellers. Competition in industrial gases is based primarily on price, reliability of supply, and the development of industrial gas applications.

Tonnage Gases

Tonnage Gases provides hydrogen, carbon monoxide, nitrogen, oxygen, and syngas principally to the energy production and refining, chemical, and metallurgical industries worldwide. For large-volume, or "tonnage" industrial gas users, we either construct a gas plant adjacent to or near the customer's facility—hence the term "on-site"—or deliver product through a pipeline from a nearby location. We are the world's largest provider of hydrogen, which is used by refiners to lower the sulfur content of gasoline and diesel fuels to reduce smog and ozone depletion. Electricity is the largest cost component in the production of atmospheric gases, and natural gas is the principal raw material for hydrogen, carbon monoxide, and syngas production. We mitigate energy and natural gas price changes through our long-term cost pass-through type contracts. Tonnage Gases competes against global industrial gas companies, as well as regional competitors. Competition is based primarily on price, reliability of supply, the development of applications that use industrial gases and, in some cases, provision of other services or products such as power and steam generation. We also derive a competitive advantage in regions where we have pipeline networks, which enable us to provide reliable and economic supply of products to customers.

Electronics and Performance Materials

The Electronics and Performance Materials segment employs applications technology to provide solutions to a broad range of global industries through expertise in chemical synthesis, analytical technology, process engineering, and surface science. This segment provides specialty and tonnage gases, specialty chemicals, services, and equipment to the electronics industry for the manufacture of silicon and compound semiconductors, LCD and other displays, and photovoltaic devices. The segment also provides performance chemical solutions for the coatings, inks, adhesives, civil engineering, personal care, institutional and industrial cleaning, mining, oil field, polyurethane, and other industries. The Electronics and Performance Materials segment faces competition on a product-by-product basis against competitors ranging from niche suppliers with a single product to larger and more vertically integrated companies. Competition is principally conducted on the basis of price, quality, product performance, reliability of product supply, technical innovation, service, and global infrastructure.

Equipment and Energy

The Equipment and Energy segment designs and manufactures cryogenic and gas processing equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction (LNG), and helium distribution, and serves energy markets in a variety of ways. Equipment is sold worldwide to customers in a variety of industries, including chemical and petrochemical manufacturing, oil and gas recovery and processing, and steel and primary metals processing. Energy markets are served through our operation and partial ownership of cogeneration and flue gas desulfurization facilities. In addition, we are developing hydrogen as an energy carrier, waste-to-energy facilities to produce electricity, carbon capture technologies for a variety of industrial and power applications, and oxygen-based technologies to serve energy markets in the future. Equipment and Energy competes with a large number of firms for all of its offerings except LNG heat exchangers, for which there are fewer competitors due to the limited market size and proprietary technologies. Competition is based primarily on technological performance, service, technical know-how, price, and performance guarantees.

Other

Other operating income (loss) includes other expense and income that cannot be directly associated with the business segments, including foreign exchange gains and losses and costs previously allocated to businesses now reported as discontinued operations. Also included are LIFO inventory adjustments, as the business segments use FIFO and the LIFO pool adjustments are not allocated to the business segments. Corporate general and administrative costs and research and development costs are fully allocated to the business segments.

Other assets include cash, restricted cash, deferred tax assets, pension assets, financial instruments, and corporate assets previously allocated to businesses now reported as discontinued operations.

Customers

We do not have a homogeneous customer base or end market, and no single customer accounts for more than 10% of our consolidated revenues.

Accounting Policies

The accounting policies of the segments are the same as those described in Note 1, Major Accounting Policies. We evaluate the performance of segments based upon reported segment operating income. Operating income of the business segments includes general corporate expenses. Intersegment sales are not material and are recorded at selling prices that approximate market prices. Equipment manufactured for our industrial gas business is generally transferred at cost and not reflected as an intersegment sale.

Business Segment

Sales to External Customers	**2012**	2011	2010
Merchant Gases	**$3,662.4**	$3,664.9	$3,308.4
Tonnage Gases	**3,206.7**	3,316.7	2,930.8
Electronics and Performance Materials	**2,322.5**	2,291.5	1,904.7
Equipment and Energy	**420.1**	400.6	472.2
Segment and Consolidated Totals	**$9,611.7**	$9,673.7	$8,616.1

Operating Income	**2012**	2011	2010
Merchant Gases	**$644.0**	$668.9	$632.2
Tonnage Gases	**512.0**	503.1	444.2
Electronics and Performance Materials (A)	**425.6**	361.1	251.8
Equipment and Energy	**44.6**	62.8	67.3
Segment total	**$1,626.2**	$1,595.9	$1,395.5
Business restructuring and cost reduction plans (B)	**(327.4)**	—	—
Net loss on Airgas transaction	**—**	(48.5)	(96.0)
Customer bankruptcy	**(9.8)**	—	6.4
Pension settlement	**—**	—	(11.5)
Other (C)	**(6.6)**	(39.3)	(26.7)
Consolidated Total	**$1,282.4**	$1,508.1	$1,267.7

(A) Includes the gain on remeasuring our previously held equity interest in DA NanoMaterials. For additional information, see Note 5, Business Combinations.

(B) Information about how this charge related to the businesses at the segment level is discussed in Note 4, Business Restructuring and Cost Reduction Plans.

(C) Includes stranded costs resulting from discontinued operations.

Business Segment

Depreciation and Amortization	**2012**	2011	2010
Merchant Gases	**$363.2**	$356.9	$341.3
Tonnage Gases	**320.4**	310.9	303.0
Electronics and Performance Materials	**144.1**	154.9	169.0
Equipment and Energy	**12.2**	11.0	12.7
Segment total	**$839.9**	$833.7	$826.0
Other	**.9**	.6	.8
Consolidated Total	**$840.8**	$834.3	$826.8

Equity Affiliates' Income	**2012**	2011	2010
Merchant Gases	**$137.1**	$134.6	$104.3
Other segments	**16.7**	19.7	22.6
Segment and Consolidated Totals	**$153.8**	$154.3	$126.9

Total Assets	**2012**	2011	2010
Merchant Gases	**$7,411.9**	$5,380.0	$5,337.2
Tonnage Gases	**5,192.2**	4,581.8	3,958.1
Electronics and Performance Materials	**2,969.6**	2,560.7	2,336.1
Equipment and Energy	**399.9**	357.5	362.7
Segment total	**$15,973.6**	$12,880.0	$11,994.1
Other	**925.4**	878.6	1,009.4
Discontinued Operations	**42.8**	532.1	502.4
Consolidated Total	**$16,941.8**	$14,290.7	$13,505.9

Investment in Net Assets of and Advances to Equity Affiliates	**2012**	2011	2010
Merchant Gases	**$983.4**	$800.4	$749.4
Other segments	**192.3**	211.2	163.4
Segment and Consolidated Totals	**$1,175.7**	$1,011.6	$912.8

Identifiable Assets	**2012**	2011	2010
Merchant Gases	**$6,428.5**	$4,579.6	$4,587.9
Tonnage Gases	**5,059.8**	4,464.3	3,876.4
Electronics and Performance Materials	**2,930.3**	2,488.9	2,275.8
Equipment and Energy	**379.3**	335.6	341.3
Segment total	**$14,797.9**	$11,868.4	$11,081.4
Other	**925.4**	878.6	1,009.3
Discontinued Operations	**42.8**	532.1	502.4
Consolidated Total	**$15,766.1**	$13,279.1	$12,593.1

Expenditures for Long Lived Assets (A)	**2012**	2011	2010
Merchant Gases	**$523.6**	$390.5	$269.3
Tonnage Gases	**630.7**	669.9	557.2
Electronics and Performance Materials	**280.8**	196.0	139.0
Equipment and Energy	**85.9**	45.9	22.4
Segment total	**$1,521.0**	$1,302.3	$987.9
Other	**—**	7.0	.8
Consolidated Total	**$1,521.0**	$1,309.3	$988.7

(A) Includes plant and equipment

Geographic Information

Sales to External Customers	2012	2011	2010
United States	**$4,114.5**	$4,252.5	$3,943.3
Canada	**267.6**	297.0	260.3
Europe	**2,588.5**	2,773.8	2,506.4
Asia	**2,304.0**	2,122.1	1,621.0
Latin America	**337.1**	228.3	285.1
	$9,611.7	$9,673.7	$8,616.1

Long Lived Assets [(A)]	2012	2011	2010
United States	**$3,534.4**	$3,099.2	$2,968.0
Canada	**571.3**	566.1	608.8
Europe	**1,760.1**	1,650.0	1,514.5
Asia	**1,866.6**	1,786.2	1,658.4
Latin America	**508.2**	121.2	99.6
	$8,240.6	$7,222.7	$6,849.3

[(A)] Long lived assets include plant and equipment, net.

Geographic information is based on country of origin. Included in United States revenues are export sales to third party customers of $521.1 in 2012, $537.3 in 2011, and $470.2 in 2010. The Europe segment operates principally in Belgium, France, Germany, the Netherlands, Poland, the U.K., and Spain. The Asia segment operates principally in China, Japan, Korea, Malaysia, Singapore, and Taiwan.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of 30 September 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the annual period covered by this report, the disclosure controls and procedures have been effective.

The Company acquired a controlling equity interest in the outstanding shares of Indura S.A. on 1 July 2012. Management will incorporate the acquired entity into its evaluation of internal control over financial reporting for the fiscal year ending 30 September 2013.

Other than the above, there has been no change in the Company's internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of 30 September 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting is provided under Item 8 appearing above. The report of KPMG LLP, the Company's independent registered public accounting firm, regarding the Company's internal control over financial reporting, is also provided under Item 8 appearing above.

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The biographical information relating to the Company's directors, appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013, under the section "The Board of Directors," is incorporated herein by reference. Biographical information relating to the Company's executive officers is set forth in Item 1 of Part I of this Report.

Information on Section 16(a), Beneficial Ownership Reporting Compliance, appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013, under the section "Air Products Stock Beneficially Owned by Officers and Directors," is incorporated herein by reference.

We have adopted a Code of Conduct that applies to all employees, including the Chief Executive Officer, the Chief Financial Officer, and the Controller. The Code of Conduct can be found at our Internet website at www.airproducts.com/codeofconduct.

Information on our procedures regarding our consideration of candidates recommended by shareholders and a procedure for submission of such candidates, appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013, under the section "Selection of Directors," is incorporated by reference. Information on the Company's Audit Committee and its Audit Committee Financial Expert, appearing in Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013, under the section "Audit Committee," is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under "Compensation of Executive Officers," which includes "Report of the Management Development and Compensation Committee," "Compensation Discussion and Analysis," "Executive Compensation Tables," "Potential Payments Upon Termination or Change in Control," and "Information About Stock Ownership," appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under "Persons Owning More Than 5% of Air Products Stock as of September 30, 2012," "Air Products Stock Beneficially Owned by Officers and Directors as of November 1, 2012," and "Equity Compensation Plan Information," appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013 under the sections "Director Independence" and "Transactions with Related Persons" is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 24 January 2013 under the section "Fees of Independent Registered Public Accountant," is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

(1) The Company's 2012 consolidated financial statements and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8.

(2) Financial Statement Schedules—the following additional information should be read in conjunction with the consolidated financial statements in the Company's 2012 consolidated financial statements.

All other schedules are omitted because the required matter or conditions are not present or because the information required by the Schedules is submitted as part of the consolidated financial statements and notes thereto.

(3) Exhibits—The exhibits filed as a part of this Annual Report on Form 10-K are listed in the Index to Exhibits located on page 102 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR PRODUCTS AND CHEMICALS, INC.
(Registrant)

By: /s/ Paul E. Huck

Paul E. Huck
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: 20 November 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature and Title	Date
/s/ John E. McGlade (John E. McGlade) Director, Chairman, President, and Chief Executive Officer (Principal Executive Officer)	20 November 2012
/s/ M. Scott Crocco (M. Scott Crocco) Vice President and Corporate Controller (Principal Accounting Officer)	20 November 2012
* (Mario L. Baeza) Director	20 November 2012
* (Susan K. Carter) Director	20 November 2012
* (William L. Davis, III) Director	20 November 2012
* (Chad C. Deaton) Director	20 November 2012
* (Michael J. Donahue) Director	20 November 2012
* (Ursula O. Fairbairn) Director	20 November 2012
* (W. Douglas Ford) Director	20 November 2012

*	20 November 2012
(Evert Henkes) Director	
*	20 November 2012
(Margaret G. McGlynn) Director	
*	20 November 2012
(Lawrence S. Smith) Director	

* Mary T. Afflerbach, Corporate Secretary and Chief Governance Officer, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to a power of attorney duly executed by such individuals, which is filed with the Securities and Exchange Commission herewith.

/s/ Mary T. Afflerbach

Mary T. Afflerbach
Attorney-in-Fact

Date: 20 November 2012

AIR PRODUCTS AND CHEMICALS, INC. AND SUBSIDIARIES

SCHEDULE II–VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended 30 September 2012, 2011, and 2010

		Additions		Other Changes Increase (Decrease)		
	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Cumulative Translation Adjustment	Other [(A)]	Balance at End of Period
	(in millions of dollars)					
Year Ended 30 September 2012						
Allowance for doubtful accounts	$78	$21	$16	$1	$(12)	$104
Allowance for deferred tax assets	28	9	—	—	—	37
Year Ended 30 September 2011						
Allowance for doubtful accounts	$79	$16	$7	$(1)	$(23)	$78
Allowance for deferred tax assets	55	(27)	—	—	—	28
Year Ended 30 September 2010						
Allowance for doubtful accounts	$59	$4	$25	$—	$(9)	$79
Allowance for deferred tax assets	32	26	(2)	(1)	—	55

(A) Primarily write-offs of uncollectible trade receivable accounts and tax valuation allowances.

INDEX TO EXHIBITS

Exhibit No.	Description
(3)	Articles of Incorporation and By-Laws.
3.1	Amended and Restated By-Laws of the Company. (Filed as Exhibit 3 to the Company's Form 8-K Report dated 26 July 2011.)*
3.2	Restated Certificate of Incorporation of the Company. (Filed as Exhibit 3.2 to the Company's Form 10-K Report for the fiscal year ended 30 September 1987.)*
3.3	Amendment to the Restated Certificate of Incorporation of the Company dated 25 January 1996. (Filed as Exhibit 3.3 to the Company's Form 10-K Report for the fiscal year ended 30 September 1996.)*
(4)	Instruments defining the rights of security holders, including indentures. Upon request of the Securities and Exchange Commission, the Company hereby undertakes to furnish copies of the instruments with respect to its long-term debt.
4.1	Indenture, dated as of January 18, 1985, between the Company and The Chase Manhattan Bank (National Association), as Trustee. (Filed as Exhibit 4(a) to the Company's Registration Statement No. 33-36974.)*
4.2	Indenture, dated as of January 10, 1995, between the Company and The Bank of New York Trust Company, N.A. (formerly Wachovia Bank, National Association and initially First Fidelity Bank Company, National Association), as Trustee. (Filed as Exhibit 4(a) to the Company's Registration Statement No. 33-57357.)*
(10)	Material Contracts
10.1	1990 Deferred Stock Plan of the Company, as amended and restated effective 1 October 1989. (Filed as Exhibit 10.1 to the Company's Form 10-K Report for the fiscal year ended 30 September 1989.)*
10.2	Stock Option Program for Directors of the Company, formerly known as the Stock Option Plan for Directors. Effective 23 January 2003, this Plan was combined with the Long-Term Incentive Plan and offered as a program thereunder. (Filed as Exhibit 10.5 to the Company's Form 10-K Report for the fiscal year ended 30 September 2004.)*
10.3	Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Benefit Pension Plans dated as of 1 August 1999. (Filed as Exhibit 10.13 to the Company's Form 10-K Report for the fiscal year ended 30 September 1999.)*
10.3(a)	Amendment No. 1 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Benefit Pension Plans, adopted 1 January 2000. (Filed as Exhibit 10.13(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2000.)*
10.3(b)	Amendment No. 2 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Benefit Pension Plans, adopted 11 April 2007. (Filed as Exhibit 10.7(b) to the Company's Form 10-K Report for the fiscal year ended 30 September 2007.)*
10.4	Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Supplementary Savings Plan dated as of 1 August 1999. (Filed as Exhibit 10.14 to the Company's Form 10-K Report for the fiscal year ended 30 September 1999.)*
10.4(a)	Amendment No. 1 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Supplementary Savings Plan, adopted 1 January 2000. (Filed as Exhibit 10.14(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2000.)*
10.4(b)	Amendment No. 2 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Contribution Plans, adopted 11 April 2007. (Filed as Exhibit 10.8(b) to the Company's Form 10-K Report for the fiscal year ended 30 September 2007.)*
10.5	Annual Incentive Plan as Amended and Restated Effective 1 October 2008. (Filed as Exhibit 10.7 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.6	Stock Incentive Program of the Company effective 1 October 1996. (Filed as Exhibit 10.21 to the Company's Form 10-K Report for the fiscal year ended 30 September 2002.)*
10.7	Amended and Restated Deferred Compensation Program for Directors, effective 1 October 2005. (Filed as Exhibit 10.26 to the Company's Form 10-K Report for the fiscal year ended 30 September 2005.)*

10.8	Amended and Restated Long-Term Incentive Plan of the Company effective 28 January 2010. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 30 June 2010.)*
10.8(a)	Amendment to the Amended and Restated Long-Term Incentive Plan dated 15 July 2010. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 December 2010.)*
10.8(b)	Amendment to the Amended and Restated Long-Term Incentive Plan dated 15 March 2012. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.8(c)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for the FY 2004 awards. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 December 2003.)*
10.8(d)	Form of Award Agreement under the Long-Term Incentive Plan of the Company used for the FY 2005 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2004.)*
10.8(e)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2006 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2005.)*
10.8(f)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2007 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2006.)*
10.8(g)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2008 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2007.)*
10.8(h)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2009 Awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2008.)*
10.8(i)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2010 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2009.)*
10.8(j)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2011 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2010.)*
10.8(k)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2012 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.9	Air Products and Chemicals, Inc. Retirement Savings Plan as amended and restated effective October 1, 2009 including amendments through September 30, 2010. (Filed as Exhibit 10.14 to the Company's Form 10-K Report for the fiscal year ended 30 September 2010.)*
10.9(a)	Amendment No. 1 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.9(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.9(b)	Amendment No. 2 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.9(b) to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.9(c)	Amendment No. 3 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.9(d)	Amendment No. 4 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.3 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.9(e)	Amendment No. 5 to the Air Products and Chemicals, Inc. Retirement Savings Plan.
10.10	Supplementary Pension Plan of Air Products and Chemicals, Inc. as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(a)	Amendment No. 1 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.3 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*

10.10(b)	Amendment No. 2 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.4 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(c)	Amendment No. 3 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.5 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(d)	Amendment No. 4 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008.
10.11	Deferred Compensation Plan as Amended and Restated effective January 1, 2009. (Filed as Exhibit 10.19 to the Company's Form 10-K Report for the fiscal year ended 30 September 2009.)*
10.11(a)	Amendment No. 1 to the Deferred Compensation Plan as Amended and Restated effective January 1, 2009.
10.12	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (Filed as Exhibit 10.1 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.13	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc. (Filed as Exhibit 10.2 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.14	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc. (Filed as Exhibit 10.3 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.15	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp. (Filed as Exhibit 10.4 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.16	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. (Filed as Exhibit 10.5 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.17	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Filed as Exhibit 10.6 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.18	Credit Agreement dated March 31, 2010 among Air Products and Chemicals, Inc., the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent. (Filed as Exhibit 10.7 to the Company's Form 10-Q Report for the quarter ended 31 March 2010.)*
10.19	Revolving Credit Facility dated as of July 8, 2010 for $2,000,000,000. (Filed as Exhibit 10.29 to the Company's Form 10-K Report for the fiscal year ended 30 September 2010.)*
10.19(a)	Amendment No. 2 dated as of 30 June 2011, to the Revolving Credit Agreement dated as of 8 July 2010, (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 30 June 2011.)*
10.20	Air Products and Chemicals, Inc. Corporate Executive Committee Separation Program as amended effective as of 14 September 2011. (Filed as Exhibit 10.20 to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.21	Form of Change in Control Severance Agreement for an Executive Officer. (Filed as Exhibit 10.21 to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.22	Compensation Program for Directors effective 1 October 2011. (Filed as Exhibit 10.22 to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.22(a)	Compensation Program for Directors effective 1 October 2012.
12	Computation of Ratios of Earnings to Fixed Charges.
14	Code of Conduct revised on 17 May 2012. (Filed as Exhibit 14 to the Company's Form 8-K Report filed on 23 May 2012.)*

21	Subsidiaries of the registrant.
(23)	Consents of Experts and Counsel.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
(31)	Rule 13a-14(a)/15d-14(a) Certifications.
31.1	Certification by the Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Section 1350 Certifications.
32.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
101.INS	XBRL Instance Document††
101.SCH	XBRL Taxonomy Extension Schema††
101.CAL	XBRL Taxonomy Extension Calculation Linkbase††
101.LAB	XBRL Taxonomy Extension Label Linkbase††
101.PRE	XBRL Taxonomy Extension Presentation Linkbase††
101.DEF	XBRL Taxonomy Extension Definition Linkbase††

* Previously filed as indicated and incorporated herein by reference. Exhibits incorporated by reference are located in SEC File No. 1-4534.

† The certification attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Air Products and Chemicals, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†† In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Shareholders' information

Common stock information

Ticker Symbol: APD
Exchange Listing: New York Stock Exchange

Transfer Agent and Registrar:
American Stock Transfer and Trust Company
6201 15th Ave., Brooklyn, NY 11219
Telephone: 800-937-5449
Internet: www.amstock.com
E-mail: info@amstock.com

Publications for shareholders

In addition to this Annual Report on Form 10-K for the fiscal year ended September 30, 2012, Air Products informs shareholders about Company news through:

Notice of Annual Meeting and Proxy Statement – made available to shareholders in mid-December and posted to the Company's website at www.airproducts.com/annualmeetingmaterials.

Earnings information—shareholders and investors can obtain copies of earnings releases, Annual Reports, 10-Ks and news releases by visiting www.airproducts.com/investors/overview. Shareholders and investors can also register for e-mail updates at that website.

Dividend policy

Dividends on Air Products' common stock are declared by the board of directors and, when declared, usually will be paid during the sixth week after the close of the fiscal quarter. It is the Company's objective to pay dividends consistent with the reinvestment of earnings necessary for long-term growth.

Direct investment program

Current shareholders and new investors can conveniently and economically purchase shares of Air Products' common stock and reinvest cash dividends through American Stock Transfer and Trust Company. Registered shareholders can purchase shares on American Stock Transfer and Trust's website, www.investpower.com. New investors can obtain information on the website or by calling 877-322-4941 or 718-921-8200.

Annual meeting

The annual meeting of shareholders will be held on Thursday, January 24, 2013.

Terminology

The term Air Products and Chemicals, Inc., as used in this Report, refers solely to the Delaware corporation of that name. The use of such terms as Air Products, Company, division, organization, we, us, our and its, when referring to either Air Products and Chemicals, Inc. and its consolidated subsidiaries or to its subsidiaries and affiliates, either individually or collectively, is only for convenience and is not intended to describe legal relationships. Significant subsidiaries are listed as an exhibit to the Form 10-K Report filed by Air Products and Chemicals, Inc. with the Securities and Exchange Commission. Groups, divisions or other business segments of Air Products and Chemicals, Inc. described in this Report are not corporate entities.

Annual certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Additional information

The forward-looking statements contained in this Report are qualified by reference to the section entitled "Forward-Looking Statements" on page 41 of the Form 10-K section.

Board of Directors



John E. McGlade
Chairman, President and Chief Executive Officer of Air Products.
Director since 2007.



Chadwick C. Deaton
Chairman of Baker Hughes Inc.
Director since 2010.



Evert Henkes
(Presiding Director)
Former Chief Executive Officer of Shell Chemicals Ltd.
Director since 2006.



Mario L. Baeza
Founder and Controlling Shareholder of Baeza & Co. and Founder and Executive Chairman of V-Me Media, Inc.
Director since 1999.



Michael J. Donahue
Former Group Executive Vice President and Chief Operating Officer of BearingPoint, Inc.
Director since 2001.



Margaret G. McGlynn
President and Chief Executive Officer of International AIDS Vaccine Initiative.
Director since 2005.



Susan K. Carter
Executive Vice President and Chief Financial Officer of KBR, Inc.
Director since 2011.



Ursula O. Fairbairn
President and Chief Executive Officer of Fairbairn Group, LLC.
Director since 1998.



Lawrence S. Smith
Former Chief Financial Officer of Comcast Corporation.
Director since 2004.



William L. Davis, III
Former Chairman, President and Chief Executive Officer of RR Donnelley & Sons Company.
Director since 2005.



W. Douglas Ford
Former Chief Executive, Refining and Marketing, of BP Amoco plc.
Director since 2003.

Corporate Executive Committee



John E. McGlade
Chairman, President and Chief Executive Officer.



John Marsland
Senior Vice President and General Manager—Merchant Gases.



John D. Stanley
Senior Vice President and General Counsel.



Paul E. Huck
Senior Vice President and Chief Financial Officer.



Guillermo Novo
Senior Vice President and General Manager—Electronics, Performance Materials, Strategy and Technology.



Stephen J. Jones
Senior Vice President and General Manager—Tonnage Gases, Equipment and Energy and China President.



Corning F. Painter
Senior Vice President—Supply Chain.

For more information about corporate governance practices at Air Products, visit our Corporate Responsibility website at www.airproducts.com/responsibility.

For more information, please contact us at:

Corporate Headquarters
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
T 610-481-4911
F 610-481-5900

Corporate Secretary's Office
T 610-481-7067

Investor Relations Office
Simon Moore, Director
T 610-481-5775

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